
10011233

HNI Corporation 2009 Annual Report


HNI


HNI

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549



RECEIVED
MAR 29 2010
193

FORM 10-K

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 2, 2010

OR

_______ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-14225

HNI Corporation

An Iowa Corporation

408 East Second Street
P. O. Box 1109
Muscatine, IA 52761-0071
563/272-7400

IRS Employer No. 42-0617510

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, with par value of $1.00 per share.	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by nonaffiliates of the Registrant, as of July 4, 2009 was $559,283,601, based on the New York Stock Exchange closing price for such shares on that date, assuming for purposes of this calculation that all 5% holders and all directors and executive officers of the Registrant are affiliates.

The number of shares outstanding of the Registrant's common stock, as of February 5, 2010 was 45,093,508.

Documents Incorporated by Reference

Portions of the Registrant's Proxy Statement dated March 26, 2010, for the May 11, 2010, Annual Meeting of Shareholders are incorporated by reference into Part III.

ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

PART I

		Page
Item 1.	Business	1
Item 1A.	Risk Factors	7
Item 1B.	Unresolved Staff Comments	14
Item 2.	Properties	14
Item 3.	Legal Proceedings	15
Item 4.	Submission of Matters to a Vote of Security Holders	15
	Table I – Executive Officers of the Registrant	15

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	16
Item 6.	Selected Financial Data	17
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	18
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	28
Item 8.	Financial Statements and Supplementary Data	28
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	28
Item 9A.	Controls and Procedures	28
Item 9B.	Other Information	29

PART III

Item 10.	Directors, Executive Officers and Corporate Governance	29
Item 11.	Executive Compensation	29
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	29
Item 13.	Certain Relationships and Related Transactions, and Director Independence	29
Item 14.	Principal Accountant Fees and Services	30

PART IV

Item 15.	Exhibits, Financial Statement Schedules	30
Signatures		31
Management Report on Internal Control Over Financial Reporting		32
Report of Independent Registered Public Accounting Firm		33
Financial Statements		34
Financial Statement Schedules		60
Index of Exhibits		61

ADDITIONAL ITEM INCLUDED HEREIN THAT WAS NOT INCLUDED IN THE ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 26, 2010:

Performance Graph 63

ANNUAL REPORT ON FORM 10-K

PART I

ITEM 1. BUSINESS

General

HNI Corporation (the "Corporation," "we," "us" or "our") is an Iowa corporation incorporated in 1944. The Corporation is a provider of office furniture and hearth products. A broad office furniture product offering is sold to dealers, wholesalers, retail superstores, end-user customers, and federal, state and local governments. Dealers and wholesalers are the major channels based on sales. Hearth products include a full array of gas, electric, wood and biomass burning fireplaces, inserts, stoves, facings and accessories. These products are sold through a national system of dealers and distributors, as well as Corporation-owned distribution and retail outlets. In fiscal 2009, the Corporation had net sales of $1.7 billion, of which approximately $1.4 billion or 83% was attributable to office furniture products and $0.3 billion or 17% was attributable to hearth products. Please refer to Operating Segment Information in the Notes to Consolidated Financial Statements for further information about operating segments.

The Corporation is organized into a corporate headquarters and operating units with offices, manufacturing plants, distribution centers and sales showrooms in the United States, Canada, China, Hong Kong and Taiwan. See Item 2. Properties later in this report for additional related discussion.

Eight operating units, marketing under various brand names, participate in the office furniture industry. These operating units include: The HON Company, Allsteel Inc., Maxon Furniture Inc., The Gunlocke Company L.L.C., Paoli Inc., Hickory Business Furniture, LLC ("HBF"), HNI Hong Kong Limited ("Lamex") and Omni Workspace Company. Each of these operating units provides products which are sold through various channels of distribution and segments of the industry.

The operating unit Hearth & Home Technologies Inc. ("Hearth & Home") participates in the hearth products industry. The retail and distribution brand for this operating unit is Fireside Hearth & Home.

HNI International Inc. ("HNI International") sells office furniture products manufactured by the Corporation's operating units in select markets outside the United States and Canada. With dealers and servicing partners located in more than fifty countries, HNI International provides project management services virtually anywhere in the world.

Since its inception, the Corporation has been committed to systematically eliminating waste and in 1992 introduced its process improvement approach known as Rapid Continuous Improvement ("RCI"), which focuses on streamlining design, manufacturing and administrative processes. The Corporation's RCI program, in which most members participate, has contributed to increased productivity, lower costs, improved product quality and workplace safety. In addition, the Corporation's RCI efforts enable it to offer short average lead times, from receipt of order to delivery and installation, for most of its products.

The Corporation distributes its products through an extensive network of independent office furniture dealers, office products dealers, wholesalers and retailers. The Corporation is a supplier of office furniture to the largest nationwide distributors of office products.

The Corporation's product development efforts are focused on developing and providing solutions that are relevant and differentiated, and deliver quality, aesthetics and style.

An important element of the Corporation's success has been its member-owner culture, which has enabled it to attract, develop, retain and motivate skilled, experienced and efficient members (i.e., employees). Each of the Corporation's eligible members own stock in the Corporation through a number of stock-based plans, including a member stock purchase plan and a profit-sharing retirement plan, which drives a unique level of commitment to the Corporation's success throughout the entire workforce.

For further financial-related information with respect to acquisitions, restructuring and the Corporation's operations in general, refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" later in this report, and the following sections in the Notes to Consolidated Financial Statements: Nature of Operations, Business Combinations and Operating Segment Information.

Industry

According to the Business and Institutional Furniture Manufacturer's Association ("BIFMA"), U.S. office furniture industry shipments were estimated to be $7.8 billion in 2009, a decrease of 30% compared to 2008, which was a 2% decrease from 2007 levels. The Corporation believes the decrease in 2009 was due to weakness in the overall economy, declining white collar employment and corporate profitability and lack of small business confidence.

The U.S. office furniture market consists of two primary channels—the project or contract channel and the supplies-driven channel. The project channel has traditionally been characterized by sales of office furniture and services to large corporations, primarily for new office facilities, relocations or department or office redesigns, which are frequently customized to meet specific client and designer preferences. Project furniture is generally purchased through office furniture dealers who typically prepare a custom-designed office layout emphasizing image and design. The selling process is often complex and lengthy and generally has several manufacturers competing for the same projects.

The supplies-driven channel of the market, in which the Corporation is a leader, primarily represents smaller orders of office furniture purchased by businesses and home office users on the basis of price, quality, selection and speed and reliability of delivery. Office products dealers, wholesalers and retailers, such as office products superstores, are the primary distribution channels in this market channel. Office furniture and products dealers publish periodic catalogs that display office furniture and products from various manufacturers.

The Corporation also competes in the domestic hearth products industry, where it is a market leader. Hearth products are typically purchased by builders during the construction of new homes and homeowners during the renovation of existing homes. Both types of purchases involve seasonality with remodel/retrofit activity being concentrated in the September to December time-frame. Distribution is primarily through independent dealers, who may buy direct from the manufacturer or from an intermediate distributor. The Corporation sells approximately 45% of its hearth products to the new construction/builder channel.

Growth Strategy

The Corporation's strategy is to build on its position as a leading manufacturer of office furniture and hearth products in North America and pursue select global markets where opportunities exist to create value. The components of this growth strategy are to introduce new products, build brand equity, provide outstanding customer satisfaction by focusing on the end-user, strengthen the distribution network, respond to global competition, pursue complementary strategic acquisitions, enter markets not currently served and continually reduce costs.

The Corporation's strategy has a dual focus: working continuously to extract new growth from its core markets while identifying and developing new, adjacent potential areas of growth. The Corporation focuses on extracting new growth from each of its existing businesses by deepening its understanding of end-users, using new insights gained to refine branding, selling and marketing and developing new products to serve them better. The Corporation also pursues opportunities in potential growth drivers outside of, but related to, its core business, such as vertical markets or new distribution models.

Employees/Members

As of January 2, 2010, the Corporation employed approximately 8,700 persons, 8,600 of whom were full-time and 100 of whom were temporary personnel. The Corporation employed approximately 100 persons who were members of unions. The Corporation believes its labor relations are good.

Products and Solutions

Office Furniture

The Corporation designs, manufactures and markets a broad range of office furniture in four basic categories: (i) storage, including vertical files, lateral files and pedestals; (ii) seating, including task chairs, executive desk chairs, conference/training chairs and side chairs; (iii) office systems (typically modular and moveable workspaces with integrated work surfaces, space dividers and lighting); and (iv) desks and related products, including tables, bookcases and credenzas. In order to meet the demands of various markets, the Corporation's products are sold under the Corporation's brands – HON®, Allsteel®, Maxon®, Gunlocke®, Paoli®, Whitehall®, HBF®, basyx™ and Lamex®, as well as private labels.

The following is a description of the Corporation's major product categories and product lines:

Storage
The Corporation offers a variety of storage options designed either to be integrated into the Corporation's office systems products or to function as freestanding furniture in office applications. The Corporation sells most of its freestanding storage through independent office products and office furniture dealers, nationwide chains of office products dealers, wholesalers, office products superstores and mail order distributors.

Seating
The Corporation's seating line includes chairs designed for all types of office work. The chairs are available in a variety of frame colors, coverings and a wide range of price points. Key customer criteria in seating includes superior design, ergonomics, aesthetics, comfort and quality.

Office Panel Systems
The Corporation offers a complete line of office panel system products in order to meet the needs of a wide spectrum of organizations. Office panel systems may be used for team work settings, private offices and open floor plans. They are typically modular and movable workspaces composed of adjustable partitions, work surfaces, desk extensions, storage cabinets and electrical lighting systems which can be moved, reconfigured and reused within the office. Office panel systems offer a cost-effective and flexible alternative to traditional drywall office construction. A typical installation of office panels often includes related sales of seating, storage and accessories.

The Corporation offers whole office solutions, movable panels, storage units and work surfaces that can be installed easily and reconfigured to accommodate growth and change in organizations. The Corporation also offers consultative selling and design services for its office system products.

Desks and Related Products
The Corporation's offering of desks and related products includes stand-alone steel, laminate and wood furniture items, such as desks, bookshelves, credenzas and mobile desking. These products are available in a range of designs and price points. The Corporation's desks and related products are sold to a wide variety of customers from those designing large office configurations to small retail and home office purchasers. The Corporation offers a variety of tables designed for use in conference rooms, private offices, training areas, team work settings and open floor plans.

Hearth Products
The Corporation is North America's largest manufacturer and marketer of prefabricated fireplaces and related products, primarily for the home, which it sells under its widely recognized Heatilator®, Heat & Glo®, Quadra-Fire® and Harman Stove™ brand names.

The Corporation's line of hearth products includes a full array of gas, electric and wood burning fireplaces, inserts, stoves, facings and accessories. Heatilator® and Heat & Glo® are brand leaders in the two largest segments of the home fireplace market: vented-gas and wood fireplaces. The Corporation is the leader in "direct vent" fireplaces, which replace the chimney-venting system used in traditional fireplaces with a less expensive vent through the roof or an outer wall. In addition, the Corporation is the leader in pellet-burning stoves and furnaces with its Quadra-Fire and Harman product lines which provide home heating solutions using renewable fuel, an environmentally friendly trend that has come to the fore front in home heating and continues to grow. See "Intellectual Property" under this Item 1. Business for additional details.

Manufacturing
The Corporation manufactures office furniture in Alabama, Georgia, Indiana, Iowa, Kentucky, New York, North Carolina and China. The Corporation manufactures hearth products in Iowa, Maryland, Minnesota, Washington, California and Pennsylvania.

The Corporation purchases raw materials and components from a variety of suppliers, and generally most items are available from multiple sources. Major raw materials and components include coil steel, aluminum, zinc, castings, lumber, veneer, particleboard, fabric, paint, lacquer, hardware, plastic products and shipping cartons.

Since its inception, the Corporation has focused on making its manufacturing facilities and processes more flexible while at the same time reducing cost, eliminating waste and improving product quality. In 1992, the Corporation adopted the principles of RCI, which focus on developing flexible and efficient design, manufacturing and administrative processes that remove excess cost. The Corporation's lean manufacturing philosophy leverages the creativity of its members to eliminate and reduce costs. To achieve flexibility and attain efficiency goals, the Corporation has adopted a variety of production techniques, including cellular manufacturing, focused factories, just-in-time inventory management, value engineering, business simplification and

80/20 principles. The application of RCI has increased productivity by reducing set-up and processing times, square footage, inventory levels, product costs and delivery times, while improving quality and enhancing member safety. The Corporation's RCI process involves production and administrative employees, management, customers and suppliers. The Corporation has facilitators, coaches and consultants dedicated to the RCI process and strives to involve all members in the RCI process. Manufacturing also plays a key role in the Corporation's concurrent product development process that primarily seeks to design new products for ease of manufacturability.

Product Development

The Corporation's product development efforts are primarily focused on developing end-user solutions that are relevant, differentiated and focused on quality, aesthetics, style, sustainable design and on reducing manufacturing costs. The Corporation accomplishes this through improving existing products, extending product lines, applying ergonomic research, improving manufacturing processes, applying alternative materials and providing engineering support and training to its operating units. The Corporation conducts its product development efforts at both the corporate and operating unit level. The Corporation invested approximately $21.1 million, $27.8 million, and $24.0 million in product development during fiscal 2009, 2008, and 2007, respectively, and has budgeted $21 million for product development in fiscal 2010.

Intellectual Property

As of January 2, 2010, the Corporation owned 333 U.S. and 305 foreign patents and had applications pending for 32 U.S. and 64 foreign patents. In addition, the Corporation holds 171 U.S. and 378 foreign trademark registrations and has applications pending for 19 U.S. and 41 foreign trademarks.

The Corporation's principal office furniture products do not require frequent technical changes. The Corporation believes neither any individual office furniture patent nor the Corporation's office furniture patents in the aggregate are material to the Corporation's business as a whole.

The Corporation's patents covering its hearth products protect various technical innovations. While the acquisition of patents reflects Hearth & Home's position in the market as an innovation leader, the Corporation believes neither any individual hearth product patent nor the Corporation's hearth product patents in the aggregate are material to the Corporation's business as a whole.

The Corporation applies for patent protection when it believes the expense of doing so is justified, and the Corporation believes the duration of its registered patents is adequate to protect these rights. The Corporation also pays royalties in certain instances for the use of patents on products and processes owned by others.

The Corporation actively protects its trademarks it believes have significant value.

Sales and Distribution: Customers

The Corporation sells its office furniture products through five principal distribution channels. The first channel, which consists of independent, local office furniture and office products dealers, specializes in the sale of a broad range of office furniture and office furniture systems to business, government, education, health care entities and home office owners.

The second distribution channel comprises national office product distributors including Staples, Inc., Office Max Incorporated and Office Depot, Inc. These distributors sell furniture along with office supplies through a national network of dealerships and sales offices, which assist their customers with the evaluation of office space requirements, systems layout and product selection and design and office solution services provided by professional designers. All of these distributors also sell through retail office products superstores.

The third distribution channel, comprising corporate accounts, is where the Corporation has the lead selling relationship with the end-user. Installation and service are normally provided through a dealer.

The fourth distribution channel comprises wholesalers that serve as distributors of the Corporation's products to independent dealers, national supply dealers and superstores. The Corporation sells to the nation's largest wholesalers, United Stationers Inc. and S.P. Richards Company. Wholesalers maintain inventory of standard product lines for resale to the various dealers and retailers. They also special order products from the Corporation in customer-selected models and colors. The Corporation's wholesalers maintain warehouse locations throughout the United States, which enables the Corporation to make its products available for rapid delivery to retailers anywhere in the country.

The fifth distribution channel comprises direct sales of the Corporation's products to federal, state and local government offices.

The Corporation's office furniture sales force consists of regional sales managers, salespersons and firms of independent manufacturers' representatives who collectively provide national sales coverage. Sales managers and salespersons are compensated by a combination of salary and incentive bonus.

Office products dealers, national wholesalers and retailers market their products over the Internet and through catalogs published periodically. These catalogs are distributed to existing and potential customers. The Corporation believes the inclusion of the Corporation's product lines in customer catalogs and e-business listings offers strong potential for increased sales of the listed product lines due to the exposure provided.

The Corporation also makes export sales through HNI International to office furniture dealers and wholesale distributors serving select foreign markets. Distributors are principally located in Latin America, the Caribbean and Middle East. With the acquisition of Lamex in 2006 the Corporation manufactures and distributes office furniture directly to end-users through independent dealers and distributors in Greater China and Asia.

Limited quantities of select finished goods inventories primarily built to order awaiting shipment are at the Corporation's principal manufacturing plants and at its various distribution centers.

Hearth & Home sells its fireplace and stove products through dealers, distributors and Corporation-owned distribution and retail outlets. The Corporation has a field sales organization of regional sales managers, salespersons, and firms of independent manufacturers' representatives.

The Corporation had one customer, United Stationers Inc., which accounted for approximately 9% of the Corporation's consolidated net sales in fiscal 2009, 10% in fiscal 2008, and 11% in fiscal 2007. The substantial purchasing power exercised by large customers may adversely affect the prices at which the Corporation can successfully offer its products. In addition, there can be no assurance the Corporation will be able to maintain its customer relationships.

As of January 2, 2010, the Corporation had an order backlog of approximately $121.1 million, which will be filled in the ordinary course of business within the first few weeks of the current fiscal year. This compares with $130.8 million as of January 3, 2009, and $162.0 million as of December 29, 2007. Backlog, in terms of percentage of net sales, was 7.3%, 5.3%, and 6.3%, for fiscal 2009, 2008, and 2007, respectively. The Corporation's products are typically manufactured and shipped within a few weeks following receipt of order. The dollar amount of the Corporation's order backlog is, therefore, not considered by management to be a leading indicator of the Corporation's expected sales in any particular fiscal period.

Competition

The Corporation is one of the largest office furniture manufacturers in the world and believes it is the largest provider of furniture to small- and medium-sized workplaces. The Corporation is the largest manufacturer and marketer of fireplaces in North America.

The office furniture industry is highly competitive, with a significant number of competitors offering similar products. The Corporation competes by emphasizing its ability to deliver compelling value products, solutions and a high level of customer service. The Corporation competes with large office furniture manufacturers, which cover a substantial portion of the North America market share in the project-oriented office furniture market, such as Steelcase Inc., Haworth, Inc., Herman Miller, Inc. and Knoll, Inc. The Corporation also competes with a number of other office furniture manufacturers, including The Global Group (a Canadian company), Kimball International, Inc., KI and Teknion Corporation (a Canadian company), as well as global importers. The Corporation faces significant price competition from its competitors and may encounter competition from new market entrants.

Hearth products, consisting of prefabricated fireplaces and related products, are manufactured by a number of national and regional competitors. The Corporation competes primarily against a broad range of manufacturers, including Travis Industries, Inc., Lennox International Inc., Monessen Hearth Systems Company, DESA Fmi LLC, Wolf Steel Ltd. (Napolean) and FPI Fireplace Products International Ltd.

Both office furniture and hearth products compete on the basis of performance, quality, price, complete and on-time delivery to the customer and customer service and support. The Corporation believes it competes principally by providing compelling value products designed to be among the best in their price range for product quality and performance, superior customer service and short lead-times. This is made possible, in part, by the Corporation's on-going investment in product development, highly efficient and low cost manufacturing operations and an extensive distribution network.

For further discussion of the Corporation's competitive situation, refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" later in this report.

Effects of Inflation

Certain business costs may, from time to time, increase at a rate exceeding the general rate of inflation. The Corporation's objective is to offset the effect of inflation on its costs primarily through productivity increases in combination with certain adjustments to the selling price of its products as competitive market and general economic conditions permit.

Investments are routinely made in modernizing plants, equipment, support systems and RCI programs. These investments collectively focus on business simplification and increasing productivity which helps to offset the effect of rising material and labor costs. The Corporation also routinely employs ongoing cost control disciplines. In addition, the last-in, first-out (LIFO) valuation method is used for most of the Corporation's inventories, which ensures that changing material and labor costs are recognized in reported income and, more importantly, these costs are recognized in pricing decisions.

Environmental

The Corporation is subject to a variety of environmental laws and regulations governing use of materials and substances in products, the management of wastes resulting from use of certain material and the remediation of contamination associated with releases of hazardous substances used in the past. Although the Corporation believes it is in material compliance with all of the various regulations applicable to its business, there can be no assurance requirements will not change in the future or that the Corporation will not incur material costs to comply with such regulations. The Corporation has trained staff responsible for monitoring compliance with environmental, health and safety requirements. The Corporation's environmental staff works with responsible personnel at each manufacturing facility, the Corporation's environmental legal counsel and consultants on the management of environmental, health and safety issues. The Corporation's ultimate goal is to reduce and, when practical, eliminate the generation of environmental pollutants in its manufacturing processes.

The Corporation's environmental management system has earned the recognition of numerous state and federal agencies as well as non-government organizations. The Corporation's lean manufacturing philosophy leverages the creativity of its members to eliminate waste and reduce cost. Aligning these continuous improvement initiatives with the Corporation's environmental objectives creates a model of the triple bottom line of sustainable development where members work toward shared goals of personal growth, economic reward and a healthy environment for the future.

Over the past several years, the Corporation has expanded its environmental management system and established metrics to influence product design and development, supplier and supply chain performance, energy and resource consumption and the impacts of its facilities. In addition, the Corporation is providing sustainability training to senior decision makers and has assigned resources to documenting and communicating its progress to an increasingly knowledgeable market. Integrating sustainable objectives into core business systems is consistent with the Corporation's vision and ensures its commitment to being a sustainable enterprise remains a priority for all members.

Compliance with federal, state and local environmental regulations has not had a material effect on the capital expenditures, earnings or competitive position of the Corporation to date. The Corporation does not anticipate that financially material capital expenditures will be required during fiscal 2010 for environmental control facilities. It is management's judgment that compliance with current regulations should not have a material effect on the Corporation's financial condition or results of operations. However, there can be no assurance new environmental legislation and technology in this area will not result in or require material capital expenditures.

Business Development

The development of the Corporation's business during the fiscal years ended January 2, 2010, January 3, 2009, and December 29, 2007, is discussed in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" later in this report.

Available Information

Information regarding the Corporation's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to these reports, will be made available, free of charge, on the Corporation's website at www.hnicorp.com, as soon as reasonably practicable after the Corporation electronically files such reports with or furnishes them to the Securities and Exchange Commission (the "SEC"). The Corporation's information is also available from the SEC's Public Reference room at 100 F Street, N.E., Washington, D.C. 20549, or on the SEC website at www.sec.gov.

Forward-Looking Statements
Statements in this Annual Report on Form 10-K to the extent that they are not statements of historical or present fact, including statements as to plans, outlook, objectives and future financial performance, are "forward-looking" statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words, such as "anticipate," "believe," "could," "confident," "estimate," "expect," "forecast," "hope," "intend," "likely," "may," "plan," "possible," "potential," "predict," "project," "should," "will," "would" and variations of such words, and similar expressions identify forward-looking statements.

Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Corporation's actual results in the future to differ materially from expected results. The most significant factors known to the Corporation that may adversely affect the Corporation's business, operations, industries, financial position or future financial performance are described later in this report under the heading entitled "Item 1A. Risk Factors." The Corporation cautions readers not to place undue reliance on any forward-looking statement which speaks only as of the date made and to recognize that forward-looking statements are predictions of future results, which may not occur as anticipated. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results due to the risks and uncertainties described elsewhere in this report, including under the heading "Item 1A. Risk Factors," as well as others that the Corporation may consider immaterial or does not anticipate at this time. The risks and uncertainties described in this report, including those under the heading "Item 1A. Risk Factors," are not exclusive and further information concerning the Corporation, including factors that potentially could materially affect the Corporation's financial results or condition, may emerge from time to time.

The Corporation assumes no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Corporation advises you, however, to consult any further disclosures made on related subjects in future quarterly reports on Form 10-Q and current reports on Form 8-K filed with or furnished to the SEC.

ITEM 1A. RISK FACTORS

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. If any of the following risks actually occur, our business, operating results, cash flows and financial condition could be materially adversely affected.

Unfavorable economic and market conditions could reduce our sales and profitability and as a result, our operating results may be adversely affected.

Over the past few years, economic conditions have deteriorated significantly in the U. S. and many of the countries and regions in which we do business, and, despite the possible beginning signs of the recovery in the U.S. and elsewhere, remain challenging for the foreseeable future. The recent downturns in the economy in the U.S. and in international markets have had, and may continue to have, a significant adverse impact on demand for our products. General business and economic conditions that could affect us include short-term and long-term interest rates, unemployment, inflation, fluctuations in debt and equity capital markets, limited availability of consumer financing and weak credit markets, the strength of the U.S. economy and the local economies in which we operate.

There could be a number of effects from these economic developments on our business, including: reduced demand for products; insolvency of our dealers, resulting in increased provisions for credit losses; insolvency of our key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products; decreased customer demand, including order delays or cancellations; and counterparty failures negatively impacting our treasury operations.

In addition, the current negative worldwide economic conditions and market instability makes it increasingly difficult for us, our customers and our suppliers to accurately forecast future product demand trends, which could cause us to incur excess costs. Additionally, this forecasting difficulty could cause a shortage of products, labor or materials used in our products that could result in an inability to satisfy demand for our products and a loss of market share.

We may need to take additional impairment charges related to goodwill and indefinite-lived intangible assets, which would adversely affect our results of operations.

Goodwill and other acquired intangible assets with indefinite lives are not amortized but are annually tested for impairment, and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist. We test for impairment annually during the fourth quarter of the year and whenever indicators of impairment exist. We test goodwill for impairment by first comparing the carrying value of net assets to the fair value of the reporting unit. If the fair value is determined to be less than carrying value, a second step is performed to determine the implied fair value of goodwill associated with the reporting unit. If the carrying value of goodwill exceeds the implied fair value of goodwill, such excess represents the amount of goodwill impairment, and, accordingly such impairment is recognized.

We estimate the fair values of the reporting units using discounted cash flows. Forecasts of future cash flows are based on our best estimate of longer-term broad market trends. We combine this trend data with estimates of current economic conditions in the U.S., competitor behavior, the mix of product sales, commodity costs, wage rates, the level of manufacturing capacity and the pricing environment. In addition, estimates of fair value are impacted by estimates of the market-participant-derived weighted average cost of capital. Changes in these forecasts could significantly change the amount of impairment recorded, if any.

We operate in a highly competitive environment and, as a result, we may not always be successful.

Both the office furniture and hearth products industries are highly competitive, with a significant number of competitors in both industries offering similar products. While competitive factors vary geographically and between differing sales situations, typical factors for both industries include: price; delivery and service; product design and features; product quality; strength of dealers and other distributors; and relationships with customers and key influencers, such as architects, designers, home-builders and facility managers. Our principal competitors in the office furniture industry include The Global Group, Haworth, Inc., Kimball International, Inc., Steelcase Inc., Herman Miller, Inc., Teknion Corporation, KI and Knoll, Inc. Our principal competitors in the hearth products industry include Travis Industries, Inc., Lennox International Inc., Monessen Hearth Systems Company, DESA Fmi LLC, Wolf Steel Ltd. (Napolean) and FPI Fireplace Products International Ltd. In both industries, most of our top competitors have an installed base of products that can be a source of significant future sales through repeat and expansion orders. These competitors manufacture products with strong acceptance in the marketplace and are capable of developing products that have a competitive advantage over our products.

Our continued success will depend on many factors, including our ability to continue to manufacture and market high quality, high performance products at competitive prices and our ability to adapt our business model to effectively compete in the highly competitive environments of both the office furniture and hearth products industries. Our success is also subject to our ability to sustain and grow our positive brand reputation and recognition among existing and potential customers and use our brands and trademarks effectively in entering new markets.

In both the office furniture and hearth products industries, we also face significant price competition from our competitors and from new market entrants who primarily manufacture and source products from lower-cost countries. Such price competition impacts our ability to implement price increases or, in some cases, even maintain prices, which could lower our profit margins. In addition, we may not be able to maintain or raise the prices of our products in response to rising raw material prices and other inflationary pressures. Competition from low-cost Asian imports continues to represent a threat to our current market share in the office furniture industry.

The concentration of our customer base, changes in demand and order patterns from our customers, as well as the increased purchasing power of such customers, could adversely affect our business, operating results or financial condition.

We sell our products through multiple distribution channels. These distribution channels have been consolidating in the past several years and may continue to consolidate in the future. Such consolidation may result in a greater proportion of our sales being concentrated in fewer customers. The increased purchasing power exercised by larger customers may adversely affect the prices at which we can successfully offer our products. As a result of this consolidation, changes in the purchase patterns or the loss of a single customer may have a greater impact on our business, operating results or financial condition than such events would have had prior to such consolidation.

The growth in sales of private label products by some of our largest office furniture customers may reduce our revenue and adversely affect our business, operating results or financial condition.

Private label products are products sold under the name of the distributor or retailer, but manufactured by another party. Some of our largest customers have aggressive private label initiatives to increase sales of office furniture. If successful, they may reduce our revenue and inhibit our ability to raise prices and may, in some cases, even force us to lower prices, which could result in an adverse effect on our business, operating results or financial condition.

Increases in basic commodity, raw material and component costs, as well as disruptions to the supply of such basic commodities, raw materials and components, could adversely affect our profitability.

Fluctuations in the price, availability and quality of the commodities, raw materials and components used by us in manufacturing could have an adverse effect on our costs of sales, profitability and our ability to meet customers' demand. We source commodities, raw materials, and components from low-cost, international suppliers for both our office furniture and hearth products. From both domestic and international suppliers, the cost, quality and availability of commodities, raw materials and components, including steel, our largest raw material category, have been significantly affected in recent years by, among other things, changes in global supply and demand, changes in laws and regulations (including tariffs and duties), changes in exchange rates and worldwide price levels, natural disasters, labor disputes, terrorism and political unrest or instability. These factors could lead to further price increases or supply interruptions in the future. Our profit margins could be adversely affected if commodity, raw material and component costs remain high or escalate further, and we are either unable to offset such costs through strategic sourcing initiatives and continuous improvement programs or, as a result of competitive market dynamics, unable to pass along a portion of the higher costs to our customers.

We are affected by the cost of energy, and increases in energy prices could adversely affect our gross margins and profitability.

Our gross margins and the profitability of our business operations are sensitive to the cost of energy because it is reflected in our cost of transportation, petroleum-based materials like plastics and operation of our manufacturing facilities. If the costs of petroleum-based products, operating our manufacturing facilities or transportation increase, it could adversely affect our gross margins and profitability.

We may not be successful in implementing and managing the risks inherent in our growth strategy.

As a part of our growth strategy, we seek to increase sales and market share by introducing new products, further enhancing our existing line of products and continuing to pursue complementary acquisitions. This strategy depends on our ability to increase sales through our existing customer network, principally dealers, wholesalers and retailers. Furthermore, the ability to effectuate and manage profitable growth will depend on our ability to contain costs, including costs associated with increased manufacturing, sales and marketing efforts, freight utilization, warehouse capacity, product development and acquisition efforts.

Our efforts to introduce new products that meet customer and workplace/home requirements may not be successful, which could limit our sales growth or cause our sales to decline.

To keep pace with market trends in both the office furniture and hearth products industries, we must periodically introduce new products. Such trends include changes in workplace and home design and increases in the use of technology, and evolving regulatory and industry requirements, including environmental, health, safety and similar standards for the workplace and home and for product performance. The introduction of new products in both industries requires the coordination of the design, manufacturing and marketing of such products, which may be affected by factors beyond our control. The design and engineering of certain of our new products can take up to a year or more, and further time may be required to achieve client acceptance. In addition, we may face difficulties in introducing new products if we cannot successfully align ourselves with independent architects, home-builders and designers who are able to design, in a timely manner, high quality products consistent with our image. Accordingly, the launch of any particular product may be later or less successful than we originally anticipated. Difficulties or delays in introducing new products or lack of customer acceptance of new products could limit our sales growth or cause our sales to decline, and may result in an adverse effect on our business, operating results or financial condition.

We intend to grow our business through additional acquisitions, alliances and joint venture arrangements, which could adversely affect our business, operating results or financial condition.

One of our growth strategies is to supplement our internal growth through acquisitions of, and alliances and joint venture arrangements with, businesses with technologies or products that complement or augment our existing products or distribution or add new products or distribution to our business. The benefits of an acquisition, alliance or joint venture may take more time than expected to develop or integrate into our operations, and we cannot guarantee any completed or future acquisitions, alliances or joint ventures will in fact produce any benefits. In addition, acquisitions, alliances and joint ventures involve a number of risks, including, without limitation:

- diversion of management's attention;
- difficulties in assimilating the operations and products of an acquired business or in realizing projected efficiencies, cost savings and revenue synergies;
- potential loss of key employees or customers of the acquired businesses or adverse effects on existing business relationships with suppliers and customers;
- adverse impact on overall profitability if acquired businesses do not achieve the financial results projected in our valuation models;
- reallocation of amounts of capital from other operating initiatives or an increase in our leverage and debt service requirements to pay the acquisition purchase prices, which could in turn restrict our ability to access additional capital when needed or to pursue other important elements of our business strategy;
- inaccurate assessment of undisclosed, contingent or other liabilities or problems and unanticipated costs associated with the acquisition; and
- incorrect estimates made in accounting for acquisitions, incurrence of non-recurring charges and write-off of significant amounts of goodwill that could adversely affect our operating results.

Our ability to grow through acquisitions will depend, in part, on the availability of suitable acquisition candidates at an acceptable price, our ability to compete effectively for these acquisition candidates and the availability of capital to complete such acquisitions. These risks could be heightened if we complete several acquisitions within a relatively short period of time. In addition, there can be no assurance we will be able to continue to identify attractive opportunities or enter into any such transactions with acceptable terms in the future. If an acquisition is completed, there can be no assurance we will be able to successfully integrate the acquired entity into our operations or that we will achieve sales and profitability that justify our investment in such businesses. Any potential acquisition may not be successful and could adversely affect our business, operating results or financial condition.

We are subject to extensive environmental regulation and have exposure to potential environmental liabilities.

The past and present operation and ownership by us of manufacturing facilities and real property are subject to extensive and changing federal, state and local environmental laws and regulations, including those relating to discharges in air, water and land, the handling and disposal of solid and hazardous waste and the remediation of contamination associated with releases of hazardous substances. Compliance with environmental regulations has not had a material effect on our capital expenditures, earnings or competitive position to date; however, compliance with current laws or more stringent laws or regulations which may be imposed on us in the future, stricter interpretation of existing laws or discoveries of contamination at our real property sites which occurred prior to our ownership or the advent of environmental regulation may require us to incur additional expenditures in the future, some of which may be material.

The existence of various unfavorable macroeconomic and industry factors for a prolonged period could adversely affect our business, operating results or financial condition.

Office furniture industry revenues are impacted by a variety of macroeconomic factors such as service-sector employment levels, corporate profits, commercial construction and office vacancy rates. Industry factors, such as corporate restructuring, technology changes, corporate relocations, health and safety concerns, including ergonomic considerations, and the globalization of companies also influence office furniture industry revenues.

Hearth products industry revenues are impacted by a variety of macroeconomic factors as well, including housing starts, overall employment levels, interest rates, consumer confidence, energy costs, disposable income and changing demographics. Industry factors, such as technology changes, health and safety concerns and environmental regulation, including indoor air quality standards, also influence hearth products industry revenues. The U.S. homebuilding industry is currently experiencing a significant downturn, the duration and ultimate severity of which are still uncertain. Further deterioration of the economic conditions in the homebuilding industry and the hearth products market could further decrease demand for our hearth products and have additional adverse effects on our operating results.

Increasing healthcare costs could adversely affect our business, operating results and financial condition.

We provide healthcare benefits to the majority of our members. Healthcare costs have continued to rise over time and could adversely affect our business, operating results and financial condition.

Our inability to improve the quality/capability of our network of independent dealers or the loss of a significant number of such dealers could adversely affect our business, operating results or financial condition.

In both the office furniture and hearth products industries, we rely in large part on a network of independent dealers to market our products to customers. We also rely upon these dealers to provide a variety of important specification, installation and after-market services to our customers. Our dealers may terminate their relationships with us at any time and for any reason. The loss or termination of a significant number of dealer relationships could cause difficulties for us in marketing and distributing our products, resulting in a decline in our sales, which may adversely affect our business, operating results or financial condition.

Our international operations expose us to risks related to conducting business in multiple jurisdictions outside the United States.

We primarily sell our products and report our financial results in U.S. dollars; however, we have increasingly been conducting business in countries outside the United States, which exposes us to fluctuations in foreign currency exchange rates. Paying our expenses in other currencies can result in a significant increase or decrease in the amount of those expenses in terms of U.S. dollars, which may affect our profits. In the future, any foreign currency appreciation relative to the U.S. dollar would increase our expenses that are denominated in that currency. Additionally, as we report currency in the U.S. dollar, our financial position is affected by the strength of the currencies in countries where we have operations relative to the strength of the U.S. dollar.

We periodically review our foreign currency exposure and evaluate whether we should enter into hedging transactions.

Our international sales and operations are subject to a number of additional risks, including, without limitation:

- social and political turmoil, official corruption and civil unrest;
- restrictive government actions, such as the imposition of trade quotas and tariffs and restrictions on transfers of funds;
- changes in labor laws and regulations affecting our ability to hire, retain or dismiss employees;
- the need to comply with multiple and potentially conflicting laws and regulations, including environmental laws and regulations;
- preference for locally branded products and laws and business practices favoring local competition;
- less effective protection of intellectual property;
- unfavorable business conditions or economic instability in any particular country or region; and
- difficulty in obtaining distribution and support.

We may not be able to maintain our effective tax rate.

We may not be able to maintain our effective tax rate because: (1) of future changes in tax laws or interpretations of such tax laws; (2) the losses incurred in certain jurisdictions may not offset the tax expense in profitable jurisdictions; (3) there are differences between foreign and U.S. income tax rates; and (4) many tax years are subject to audit by different tax jurisdictions, which may result in additional taxes payable.

Restrictions imposed by the terms of our existing credit facility and note purchase agreement may limit our operating and financial flexibility.

Our existing credit facility and note purchase agreement, dated as of April 6, 2006, pursuant to which we issued $150 million of senior, unsecured notes designated as Series 2006-A Senior Notes, limit our ability to finance operations, service debt or engage in other business activities that may be in our interest. Specifically, our credit facility restricts our ability to incur additional indebtedness, create or incur certain liens with respect to any of our properties or assets, engage in lines of business substantially different than those currently conducted by us, sell, lease, license, or dispose of any of our assets, enter into certain transactions with affiliates, make certain restricted payments or take certain restricted actions and enter into certain sale-leaseback arrangements. Our note purchase agreement contains customary restrictive covenants that, among other things, place limits on our ability to incur liens on assets, incur additional debt, transfer or sell our assets, merge or consolidate with other persons or enter into material transactions with affiliates. Our credit facility and note purchase agreement also require us to maintain certain financial covenants.

Our failure to comply with the obligations under our credit facility may result in an event of default, which, if not cured or waived, may cause accelerated repayment of the indebtedness under the credit facility and could result in a cross default under our note purchase agreement. We cannot be certain we will have sufficient funds available to pay any accelerated repayments or that we will have the ability to refinance accelerated repayments on terms favorable to us or at all.

Costs related to product defects could adversely affect our profitability.

We incur various expenses related to product defects, including product warranty costs, product recall and retrofit costs and product liability costs. These expenses relative to product sales vary and could increase. We maintain reserves for product defect-related costs based on estimates and our knowledge of circumstances that indicate the need for such reserves. We cannot, however, be certain these reserves will be adequate to cover actual product defect-related claims in the future. Any significant increase in the rate of our product defect expenses could have a material adverse effect on operations.

We may require additional capital in the future, which may not be available or may be available only on unfavorable terms.

Our capital requirements depend on many factors, including capital improvements, tooling, new product development and acquisitions. To the extent our existing capital is insufficient to meet these requirements and cover any losses, we may need to raise additional funds through financings or curtail our growth and reduce our assets. Our ability to generate cash depends on economic, financial, competitive, legislative, regulatory and other factors that may be beyond our control. Future borrowings or financings may not be available to us under our credit facility or otherwise in an amount sufficient to enable us to pay our debt or meet our liquidity needs.

Any equity or debt financing, if available at all, could have terms that are not favorable to us. In addition, financings could result in dilution to our shareholders or the securities may have rights, preferences and privileges that are senior to those of our common stock. If our need for capital arises because of significant losses, the occurrence of these losses may make it more difficult for us to raise the necessary capital.

Our relationship with the U.S. government and various state and local governments is subject to uncertain future funding levels and federal, state and local procurement laws and is governed by restrictive contract terms; any of these factors could limit current or future business.

We derive a significant portion of our revenue from sales to various U.S. federal, state and local government agencies and departments. Our ability to compete successfully for and retain business with the U.S. government, as well as with state and local governments, is highly dependent on cost-effective performance. Our government business is highly sensitive to changes in procurement laws, national, international, state and local public priorities and budgets at all levels of government.

Our contracts with these government entities are subject to various statutes and regulations that apply to companies doing business with the government. The U.S. government as well as state and local governments can typically terminate or modify their contracts with us either for their convenience or if we default by failing to perform under the terms of the applicable contract. A termination arising out of our default could expose us to liability and impede our ability to compete in the future for contracts and orders with agencies and departments at all levels of government. Moreover, we are subject to investigation and audit for compliance with the requirements governing government contracts, including requirements related to procurement integrity, export controls, employment practices, the accuracy of records and reporting of costs. If we were found to not be a responsible supplier, or to have committed fraud or certain criminal offenses, we could be suspended or debarred from all further federal, state or local government contracting.

Disruptions in financial markets may adversely impact availability and cost of credit and business and consumer spending patterns.

As noted in other risks identified above, our ability to make scheduled payments or to refinance debt obligations will depend on our operating and financial performance, which in turn is subject to prevailing economic conditions and to financial, business and other factors beyond our control. Despite the recent credit crisis and disruptions in the financial markets, including the bankruptcy or restructuring of certain financial institutions, we continue to believe the lenders participating in our revolving credit facility will be willing and able to provide financing in accordance with their contractual obligations. However, the current economic environment may adversely impact the availability and cost of credit in the future.

Disruptions in the financial markets may have an adverse effect on the U.S. and world economy, which could negatively impact business and consumer spending patterns. The overall tightening of credit in financial markets also adversely affects the ability of customers and suppliers to obtain financing for significant purchases and operations and could result in a decrease in or cancellation of orders for our products. There is no assurance on-going government responses to the disruptions in the financial markets will restore business and consumer confidence, stabilize the markets or increase liquidity and the availability of credit.

Changes in government regulation and increased focus on enforcement may significantly increase our operating costs.

The federal government has a broad agenda of potential legislative and regulatory changes, which if enacted, could significantly impact our profitability by imposing on us additional costs that most likely could not be recovered by increased pricing. These changes include, without limitation proposed legislation relating to:

- universal healthcare and healthcare reform;
- tax regulations increasing our effective tax rate;
- union organizing activities; and
- energy costs in manufacturing and cap and trade proposals.

In addition, the federal government has increased its focus on enforcement under a wide range of laws and regulations impacting our business, particularly in the following areas:

- antitrust and competition;
- government contracting;
- securities and public company reporting;
- labor and employment practices;
- fraud and abuse; and
- tax reporting.

Should we become the target of a government investigation or enforcement action, we could incur significant costs and suffer damage to our reputation which could adversely impact our business, operating results or financial condition.

Our business is subject to a number of other miscellaneous risks that may adversely affect our business, operating results or financial condition.

Other miscellaneous risks include, without limitation:

- uncertainty related to disruptions of business by accidents, third-party labor disputes, terrorism, military action, natural disasters, epidemic, acts of God or other force majeure events;
- reduced demand for our storage products caused by changes in office technology, including the change from paper record storage to electronic record storage;
- the effects of economic conditions on demand for office furniture and hearth products, customer insolvencies, bankruptcies and related bad debts and claims against us that we received preferential payments;
- our ability to realize cost savings and productivity improvements from our cost containment, business simplification, manufacturing consolidation and logistical realignment initiatives;
- increased foreign sourcing of components and finished goods could reduce our level of manufacturing in the United States and cause us to have excess capacity issues;
- volatility in the market price and trading volume of equity securities may adversely affect the market price for our common stock;
- changes in labor laws and regulations may affect our ability to hire, retain or dismiss members and the cost and structure of our corporate compliance practices;
- changes in securities laws, SEC rules or NYSE listing standards may increase governmental and non-governmental organization oversight of our business, dictate changes in some of our corporate governance, securities disclosure and corporate compliance practices and cause our legal and financial accounting costs to increase;
- our ability to protect our intellectual property;
- labor or other manufacturing inefficiencies due to items such as new product introductions, a new operating system or turnover in personnel;
- our ability to effectively manage working capital;
- future impairment of assets such as facilities or equipment;
- our ability to successfully implement information technology solutions;
- potential claims by third parties that we infringed upon their intellectual property rights;
- our insurance may not adequately (1) insulate us from expenses for product defects and the negligent acts and omissions of our members and agents and (2) compensate us for damages to our facilities and equipment and loss of business; and

- our ability to retain our experienced management team and recruit other key personnel.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Corporation maintains its corporate headquarters in Muscatine, Iowa, and conducts its operations at locations throughout the United States, Canada, China, Hong Kong and Taiwan, which house manufacturing, distribution and retail operations and offices totaling an aggregate of approximately 10.4 million square feet. Of this total, approximately 2.7 million square feet are leased.

Although the plants are of varying ages, the Corporation believes they are well maintained, equipped with modern and efficient equipment, in good operating condition and suitable for the purposes for which they are being used. The Corporation has sufficient capacity to increase output at most locations by increasing the use of overtime or the number of production shifts employed.

The Corporation's principal manufacturing and distribution facilities (200,000 square feet in size or larger) are as follows:

Location	Approximate Square Feet	Owned or Leased	Description of Use
Cedartown, Georgia	555,559	Owned	Manufacturing nonwood casegoods office furniture
Dongguan, China	1,007,716	Owned	Manufacturing wood and nonwood casegoods and seating office furniture
Florence, Alabama	304,365	Owned	Manufacturing wood and nonwood casegoods office furniture
Hickory, North Carolina	206,316	Owned	Manufacturing wood casegoods and seating office furniture
Lake City, Minnesota	241,500	Owned	Manufacturing metal prefabricated fireplaces (1)
Lithia Springs, Georgia	585,000	Leased	Warehousing office furniture
Mt. Pleasant, Iowa	288,006	Owned	Manufacturing metal prefabricated fireplaces (1)
Muscatine, Iowa	272,900	Owned	Manufacturing nonwood casegoods office furniture
Muscatine, Iowa	578,284	Owned	Warehousing office furniture
Muscatine, Iowa	236,100	Owned	Manufacturing nonwood casegoods office furniture
Muscatine, Iowa	636,250	Owned	Manufacturing nonwood casegoods and systems office furniture (1)
Muscatine, Iowa	237,800	Owned	Manufacturing nonwood seating office furniture
Orleans, Indiana	1,196,946	Owned	Manufacturing wood casegoods and seating office furniture (1)
Owensboro, Kentucky	311,575	Owned	Manufacturing wood seating office furniture
Wayland, New York	716,484	Owned	Manufacturing wood casegoods and seating office furniture (1)

(1) Also includes a regional warehouse/distribution center

Other Corporation facilities, under 200,000 square feet in size, are located in various communities throughout the United States, Canada, China, Hong Kong and Taiwan. These facilities total approximately 3.0 million square feet with approximately 1.9 million square feet used for the manufacture and distribution of office furniture and approximately 1.0 million square feet for hearth products. Of this total, approximately 2.1 million square feet are leased. The Corporation also leases sales showroom space in office furniture market centers in several major metropolitan areas.

There are no major encumbrances on Corporation-owned properties. Refer to Property, Plant, and Equipment in the Notes to Consolidated Financial Statements for related cost, accumulated depreciation and net book value data.

ITEM 3. LEGAL PROCEEDINGS

The Corporation is involved in various kinds of disputes and legal proceedings that have arisen in the ordinary course of its business, including pending litigation, environmental remediation, taxes and other claims. It is the Corporation's opinion, after consultation with legal counsel, that liabilities, if any, resulting from these matters are not expected to have a material adverse effect on the Corporation's financial condition, although such matters could have a material effect on the Corporation's quarterly or annual operating results and cash flows when resolved in a future period.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART I, TABLE I
EXECUTIVE OFFICERS OF THE REGISTRANT
January 2, 2010

Name	Age	Family Relationship	Position	Position Held Since	Other Business Experience During Past Five Years
Stan A. Askren	49	None	Chairman of the Board Chief Executive Officer President Director	2004 2004 2003 2003	
Steven M. Bradford	52	None	Vice President, General Counsel and Secretary	2008	President and Regional General Counsel for The Americas, ICI Group Services (2003-08); General Counsel, North America, ICI Paints (2004-08)
Gary L. Carlson	59	None	Vice President, Member and Community Relations	2007	President and CEO, Greater Muscatine Chamber of Commerce and Industry (2003-07)
Bradley D. Determan	48	None	Executive Vice President President, Hearth & Home Technologies Inc.	2005 2003	
Jerald K. Dittmer	52	None	Executive Vice President President, The HON Company	2008	Vice President and Chief Financial Officer (2001-08)
Tamara S. Feldman	49	None	Vice President, Financial Reporting	2001	
Douglas L. Jones	51	None	Vice President and Chief Information Officer	2005	Vice President, Business Systems (2001-05)
Kelly J. McGriff	43	None	Treasurer and Vice President, Investor Relations	2009	Director, Marketing Services (2008-09); Manager, Bids and Marketing (2007-08); and Commercial Controller (2005-07), The HON Company
Marco V. Molinari	50	None	Executive Vice President President, HNI International Inc.	2006 2003	President, International and Business Development (2003-04); Vice President, HON Products, The HON Company (2004-06)

Name	Age	Family Relationship	Position	Position Held Since	Other Business Experience During Past Five Years
Alan R. Moorhead	58	None	Vice President, Internal Audit	2008	Director, Internal Audit (2006-08); Vice President, Audit Director, Assurance, Inc. (2001-06)
Michael Al. Mundy	38	None	Vice President and Controller	2009	CFO and Treasurer, Gencor Industries (2009); CFO, Stanley National Hardware (Division) (2008); Director of Finance, Sun Chemical Corporation (2003-08)
Jean M. Reynolds	52	None	Vice President, Corporate Marketing and e-Business	2008	President, Maxon Furniture Inc. (1999-09)
Kurt A. Tjaden	46	None	Vice President and Chief Financial Officer	2008	Vice President and Chief Financial Officer, Asia, Whirlpool Corporation (2007-08); Vice President and Chief Financial Officer, Pure Fishing, LLC (2001-06)

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

The Corporation's common stock is listed for trading on the New York Stock Exchange (NYSE), trading symbol HNI. As of year-end 2009, the Corporation had 8,257 stockholders of record.

Wells Fargo Shareowner Services, St. Paul, Minnesota, serves as the Corporation's transfer agent and registrar of its common stock. Shareholders may report a change of address or make inquiries by writing or calling: Wells Fargo Shareowner Services, P.O. Box 64874, St. Paul, MN 55164-0874 or telephone 800/468-9716.

Common Stock Market Prices and Dividends (Unaudited) and Common Stock Market Price and Price/Earnings Ratio (Unaudited) are presented in the Investor Information section which follows the Notes to Consolidated Financial Statements filed as part of this report.

The Corporation expects to continue its policy of paying regular quarterly cash dividends. Dividends have been paid each quarter since the Corporation paid its first dividend in 1955. The average dividend payout percentage for the most recent three-year period has been 39% of prior year earnings. Future dividends are dependent on future earnings, capital requirements and the Corporation's financial condition, and are declared in the sole discretion of the Corporation's Board of Directors.

Directors and members of the Corporation receive common stock equivalents pursuant to the HNI Corporation Executive Deferred Compensation Plan and the HNI Corporation Directors Deferred Compensation Plan, respectively (collectively, the "Deferred Plans"). Common stock equivalents are hypothetical shares of common stock having a value on any given date equal to the value of a share of common stock. Common stock equivalents earn dividend equivalents that are converted into additional common stock equivalents but carry no voting rights or other rights afforded to a holder of common stock. The common stock equivalents credited to members and directors under the Deferred Plans are exempt from registration under Section 4(2) of the Securities Act of 1933 as private offerings made only to directors and members of the Corporation in accordance with the provisions of the Deferred Plans.

Under the Deferred Plans, each director or member participating in the Deferred Plans, may elect to defer the receipt of all or any portion of the compensation paid to such director or member by the Corporation to a cash or stock sub-account. All deferred payments to the stock sub-account are held in the form of common stock equivalents. Payments out of the deferred stock sub-accounts are made in the form of common stock of the Corporation (and cash as to any fractional common stock equivalent). In the fourth quarter of 2009, the directors and members, as a group, were credited with 3,587 common stock equivalents under the Deferred Plans. The value of each common stock equivalent, when credited, ranged from $25.27 to $27.63.

The information under the caption "Equity Compensation Plan Information: of the Corporation's Proxy Statement for the Annual Meeting of Shareholders to be held on May 11, 2010, is incorporated herein by reference.

The Corporation did not repurchase any of its shares during the fourth quarter ended January 2, 2010. As of January 2, 2010, $163.6 million was authorized and available for the repurchase of shares by the Corporation.

ITEM 6. SELECTED FINANCIAL DATA — FIVE-YEAR SUMMARY

	2009	2008	2007	2006	2005
Per Common Share Data (Basic and Dilutive)					
Income (Loss) from Continuing Operations Attributable to Parent Company – basic	$(0.14)	$1.03	$2.57	$ 2.59	$ 2.53
Income (Loss) from Continuing Operations Attributable to Parent Company – diluted	$(0.14)	1.02	2.55	2.57	2.51
Net Income (Loss) Attributable to Parent Company – basic	$(0.14)	1.03	2.58	2.46	2.51
Net Income (Loss) Attributable to Parent Company – diluted	$(0.14)	1.02	2.57	2.45	2.50
Cash Dividends	.86	.86	.78	.72	.62
Book Value – year-end	9.30	10.13	10.24	10.35	11.46
Net Working Capital – year-end	1.33	1.00	2.33	3.04	2.48
Operating Results (Thousands of Dollars)					
Net Sales	$1,656,289	$2,477,587	$2,570,472	$2,679,803	$2,433,316
Gross Profit as a % of Net Sales	34.5%	33.4%	35.2%	34.6%	36.3%
Interest Expense	$ 12,080	$ 16,865	$ 18,161	$ 14,323	$ 2,355
Income (Loss) from Continuing Operations	(6,259)	45,607	119,446	129,499	138,156
Income (Loss) from Continuing Operations as a % of Net Sales	(0.4)%	1.8%	4.7%	4.8%	5.7%
Discontinued Operations[(a)]	$ -	$ -	$ 514	$ (6,297)	$ (746)
Net Income (Loss) Attributable to Parent Company	(6,442)	45,450	120,378	123,375	137,420
Net Income (Loss) Attributable to Parent Company as a % of Net Sales	(0.4)%	1.8%	4.7%	4.6%	5.6%
Cash Dividends	$ 38,667	$ 38,095	$ 36,408	$ 36,028	$ 33,841
% Return on Average Shareholders' Equity	(1.5)%	10.0%	25.2%	22.6%	21.8%
Depreciation and Amortization	$ 74,867	$ 70,155	$ 68,173	$ 69,503	$ 65,514
Financial Position (Thousands of Dollars)					
Current Assets	$ 360,271	$ 417,841	$ 489,072	$ 504,174	$ 486,598
Current Liabilities	300,142	373,625	384,461	358,542	358,174
Working Capital	60,129	44,216	104,611	145,632	128,424
Current Ratio	1.20	1.12	1.27	1.41	1.36
Total Assets	$ 994,326	$1,165,629	$1,206,976	$1,226,359	$1,140,271
% Return on Beginning Assets Employed	0.3%	7.0%	15.8%	18.1%	21.2%
Long-Term Debt and Capital Lease Obligations	$ 200,000	$ 267,343	$ 281,091	$ 285,974	$ 103,869
Shareholders' Equity	419,283	448,833	458,908	495,919	593,944
Current Share Data					
Number of Shares Outstanding at Year-End	45,093,379	44,324,409	44,834,519	47,905,351	51,848,591
Weighted-Average Shares Outstanding During Year – basic	44,888,809	44,309,765	46,684,774	50,059,443	54,649,199
Weighted-Average Shares Outstanding During Year – diluted	44,888,809	44,433,945	46,925,161	50,374,758	55,033,741
Number of Shareholders of Record at Year-End	8,257	8,274	7,625	7,475	6,702
Other Operational Data					
Capital Expenditures (Thousands of Dollars)	$ 16,017	$ 70,083	$ 58,568	$ 58,921	$ 38,912
Members (Employees) at Year-End	8,748	12,241[(b)]	13,271[(b)]	14,170[(b)]	12,504[(b)]

(a) Component reported as discontinued operations acquired in 2004.
(b) Includes acquisitions completed during the fiscal year.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the Corporation's historical results of operations and of its liquidity and capital resources should be read in conjunction with the Consolidated Financial Statements of the Corporation and related notes. Statements that are not historical are forward-looking and involve risks and uncertainties, including those discussed under the heading "Item 1A Risk Factors" and elsewhere in this report.

Overview

The Corporation has two reportable segments: office furniture and hearth products. The Corporation is the second largest office furniture manufacturer in the world and the nation's leading manufacturer and marketer of gas and wood burning fireplaces. The Corporation utilizes its split and focus, decentralized business model to deliver value to its customers with various brands and selling models. The Corporation is focused on growing its existing businesses while seeking out and developing new opportunities for growth.

The Corporation's results continued to be negatively impacted by macroeconomic pressures during 2009. Unemployment surged and small business confidence sank. New housing starts, which have fallen steadily since 2006, declined even further. Credit markets continued to contract. Businesses and individuals stopped spending on most discretionary purchases. These factors impacted the Corporation's office furniture segment and the hearth segment dramatically during 2009. As a result the Corporation implemented actions to align its businesses with market realities while investing to improve competitive capabilities. These included reductions in staffing, short work weeks and other actions to reduce labor costs. The Corporation made the decision to close three office furniture manufacturing facilities and consolidate production into existing manufacturing facilities in 2009. The Corporation also made the decision to consolidate significant production from its Mount Pleasant hearth products plant to other existing hearth products manufacturing facilities allowing it to close distribution centers in other locations and move the operations to the Mount Pleasant facility.

Net sales during 2009 were $1.7 billion, a decrease of 33.1 percent, compared to net sales of $2.5 billion in 2008. The sales decline was driven by substantial weakness in both the supplies-driven and contract channels of the office furniture segment as well as significant declines in both the new construction and remodel-retrofit channels of the hearth products segment.

The Corporation recorded $25.0 million of goodwill and intangible impairment charges during 2009 related to reporting units acquired over the past five years in its office furniture segment due to current and projected market and economic conditions.

Management expects the current challenging market conditions to continue in 2010. The Corporation will continue to mitigate substantial economic and market weakness by eliminating waste, attacking structural cost and streamlining its business.

Critical Accounting Policies and Estimates

General

Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon the Consolidated Financial Statements, which have been prepared in accordance with Generally Accepted Accounting Principles (GAAP). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Senior management has discussed the development, selection and disclosure of these estimates with the Audit Committee of the Corporation's Board of Directors (the "Board"). Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. Management believes the following critical accounting policies reflect its more significant estimates and assumptions used in the preparation of the Consolidated Financial Statements.

Fiscal year-end – The Corporation follows a 52/53-week fiscal year which ends on the Saturday nearest December 31. Fiscal year 2009 ended on January 2, 2010; 2008 ended on January 3, 2009; and 2007 ended on December 29, 2007. The financial statements for fiscal year 2009 are on a 52-week basis; 2008 are on a 53-week basis; and 2007 are on a 52-week basis. A 53-week year occurs approximately every sixth year.

Revenue recognition – The Corporation normally recognizes revenue upon shipment of goods to customers. In certain circumstances, the Corporation does not recognize revenue until the goods are received by the customer or upon installation or customer acceptance based on the terms of the sale agreement. Revenue includes freight charged to customers; related costs are included in selling and administrative expense. Rebates, discounts and other marketing program expenses directly related to the sale are recorded as a reduction to sales. Marketing program accruals require the use of management estimates and the consideration of contractual arrangements subject to interpretation. Customer sales that achieve or do not achieve certain award levels can affect the amount of such estimates, and actual results could differ from these estimates. Future market conditions may require increased incentive offerings, possibly resulting in an incremental reduction in net sales at the time the incentive is offered.

Allowance for doubtful accounts receivable – The allowance for doubtful accounts receivable is based on several factors, including overall customer credit quality, historical write-off experience, the length of time a receivable has been outstanding and specific account analysis that projects the ultimate collectability of the account. As such, these factors may change over time causing the Corporation to adjust the reserve level accordingly.

When the Corporation determines a customer is unlikely to pay, a charge is recorded to bad debt expense in the income statement and the allowance for doubtful accounts is increased. When the Corporation is reasonably certain the customer cannot pay, the receivable is written off by removing the accounts receivable amount and reducing the allowance for doubtful accounts accordingly.

As of January 2, 2010, there was approximately $170 million in outstanding accounts receivable and $6 million recorded in the allowance for doubtful accounts to cover potential future customer non-payments. However, if economic conditions were to deteriorate significantly or one of the Corporation's large customers declares bankruptcy, a larger allowance for doubtful accounts might be necessary. The allowance for doubtful accounts was approximately $9 million at year-end 2008 and $11 million at year-end 2007.

Inventory valuation – The Corporation valued 82% of its inventory by the last-in, first-out ("LIFO") method at January 2, 2010. Additionally, the Corporation evaluates inventory reserves in terms of excess and obsolete exposure. This evaluation includes such factors as anticipated usage, inventory turnover, inventory levels and ultimate product sales value. As such, these factors may change over time causing the Corporation to adjust the reserve level accordingly. The Corporation's reserves for excess and obsolete inventory were approximately $8 million at year-end 2009, $8 million at year-end 2008, and $9 million at year-end 2007.

Long-lived assets - The Corporation reviews long-lived assets for impairment as events or changes in circumstances occur indicating the amount of the asset reflected in the Corporation's balance sheet may not be recoverable. The Corporation compares an estimate of undiscounted cash flows produced by the asset, or the appropriate group of assets, to the carrying value to determine whether impairment exists. The estimates of future cash flows involve considerable management judgment and are based upon the Corporation's assumptions about future operating performance. The actual cash flows could differ from management's estimates due to changes in business conditions, operating performance and economic conditions. Asset impairment charges associated with the Corporation's restructuring activities are discussed in Restructuring Related and Impairment Charges in the Notes to Consolidated Financial Statements.

The Corporation's continuous focus on improving the manufacturing process tends to increase the likelihood of assets being replaced; therefore, the Corporation is regularly evaluating the expected useful lives of its equipment which can result in accelerated depreciation.

Goodwill and other intangibles – The Corporation evaluates its goodwill for impairment on an annual basis during the fourth quarter or whenever indicators of impairment exist. The Corporation estimates the fair value of its reporting units using various valuation techniques, with the primary technique being a discounted cash flow analysis. The Corporation has eleven reporting units within its office furniture and hearth products operating segments, of which seven contained goodwill. These reporting units constitute components for which discrete financial information is available and regularly reviewed by segment management. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. The estimate of fair value of each reporting unit is based on management's projection of revenues, gross margin, operating costs and cash flows considering historical and estimated future results, general economic and market conditions as well as the impact of planned business and operational strategies. The valuations employ present value techniques to measure fair value and consider market factors. Management believes the assumptions used for the impairment test are consistent with those utilized by a market participant in performing similar valuations of its reporting units. A separate discount rate was utilized for each reporting unit with rates ranging from 11% to 12%. Management bases its fair value estimates on assumptions they believe to be reasonable at the time, but such assumptions are subject to inherent uncertainty. Actual results may differ from those estimates. In addition, for reasonableness, the summation of all reporting units' fair values is compared to the Corporation's market capitalization.

If the fair value of the reporting unit is less than its carrying value, an additional step is required to determine the implied fair value of goodwill associated with that reporting unit. The implied fair value of goodwill is determined by first allocating the fair value of the reporting unit to all of its assets and liabilities and then computing the excess of the reporting unit's fair value over the amounts assigned to the assets and liabilities. If the carrying value of goodwill exceeds the implied fair value of goodwill, such excess represents the amount of goodwill impairment, and, accordingly such impairment is recognized.

As a result of the review performed in the fourth quarter of 2009, the Corporation determined the carrying amount of a reporting unit acquired the previous year in the office furniture segment exceeded its fair value. Management then compared the carrying value of goodwill to the implied fair value of the goodwill of this reporting unit, and concluded that $7 million of impairment charges needed to be recognized. Goodwill of $24 million remains on the balance sheet of this reporting unit as of January 2, 2010. A downward modification in forecasted results would result in additional impairments. The Corporation recorded $17 million of impairment charges in 2008 for reporting units acquired in the past few years. The reporting units impacted included an office furniture services unit, dealer distribution unit and a recent acquisition with goodwill charges of approximately $10 million, $5 million and $2 million, respectively.

The changes to fair value in the reporting unit that triggered impairment charges in the fourth quarter were primarily attributable to the continuing deterioration in market conditions which became apparent in the fourth quarter as management completed its annual strategic planning process and caused management to change its estimates of the timing of market recovery. The Corporation factored these current market conditions and estimates into its projected forecasts of sales, operating income and cash flows of each reporting unit through the course of its strategic planning process completed in the fourth quarter.

The significant estimates and assumptions used in estimating future cash flows of its reporting units are based on management's view of longer-term broad market trends. Management combines this trend data with estimates of current economic conditions in the U.S., competitor behavior, the mix of product sales, commodity costs, wage rates, the level of manufacturing capacity, and the pricing environment. In addition, estimates of fair value are impacted by estimates of the market participant derived weighted average cost of capital. The Corporation's cash flow projections in most of its reporting units assumed virtually flat revenue and cash flows in 2010 and that significant recovery would not begin until 2011. As a reasonableness test, management also compared the market capitalization of the Corporation at January 2, 2010 to the aggregate fair value of the reporting units, resulting in an implied control premium of approximately 25 percent. Management believes this implied control premium is reasonable, in light of the synergies across its operating units, lean manufacturing environment and strong position in the markets it serves.

Goodwill of approximately $261 million remains on the consolidated balance sheet as of the end of fiscal 2009.

The Corporation also determines the fair value of indefinite lived trade names on an annual basis during the fourth quarter or whenever indication of impairment exists. The Corporation performed its fiscal 2009 assessment of indefinite lived trade names during the fourth quarter. The estimate of the fair value of the trade names was based on a discounted cash flow model using inputs which included: projected revenues from management's long term plan, assumed royalty rates that could be payable if the trade names were not owned and a discount rate. As a result of the review, the Corporation determined the carrying value of certain trade names primarily associated with acquisitions over the past few years in the office furniture segment exceeded their fair value and concluded that an $18 million impairment charge needed to be recognized. A carrying value of $30 million for these trade names remains as of January 2, 2010. A minor downward modification in projected revenues would result in additional impairments. The Corporation recorded $5 million of impairment charges in 2008 related to trade names acquired over the past few years in the office furniture segment. A carrying value of all trade names of approximately $42 million remains on the consolidated balance sheet at the end of fiscal 2009.

The Corporation has definite lived intangibles that are amortized over their estimated useful lives. Impairment losses are recognized if the carrying amount of an intangible, subject to amortization, is not recoverable from expected future cash flows and its carrying amount exceeds its fair value. No impairment losses related to definite lived intangibles were recorded. Intangibles, net of amortization, of approximately $67 million are included on the consolidated balance sheet as of the end of fiscal 2009.

Key to recoverability of goodwill, indefinite-lived intangibles and long-lived assets is the forecast of the depth and duration of the economic downturn and its impact on future revenues, operating margins, and cash flows. Management's projection for the U.S. office furniture and domestic hearth markets and global economic conditions is inherently subject to a number of uncertain factors, such as the depth and duration of the global economic slowdown, U.S housing market, credit availability and borrowing rates, and overall consumer confidence. In the near term, as management monitors the above factors, it is possible they may change the revenue and cash flow projections of certain reporting units, which may require the recording of additional asset impairment charges. There are certain reporting units that have been recently acquired and therefore have a historical cost that is closer to the current fair value. In addition to the reporting unit discussed above, a minor downward modification in forecasted results would result in an impairment charge for one other reporting unit within the office furniture segment. This reporting unit has approximately $7 million of goodwill at January 2, 2010. For all other reporting units, where impairment charges have not been recorded, the calculated fair value exceeds the carrying value by a large margin with the closest margin at greater than 60 percent of the carrying value. While the Corporation has recorded impairment charges connected to acquisitions in the office furniture segment over the past few years, management's strategy with regards to these reporting units has not changed and the Corporation expects to receive additional value from these reporting units as the economy stabilizes.

Self-insured reserves – The Corporation is partially self-insured or carries high deductibles for general, auto, and product liability; workers' compensation; and certain employee health benefits. The general, auto, product, and workers' compensation liabilities are managed via a wholly-owned insurance captive; the related liabilities are included in the accompanying financial statements. As of January 2, 2010, those liabilities totaled $27 million. The Corporation's policy is to accrue amounts in accordance with the actuarially determined liabilities. The actuarial valuations are based on historical information along with certain assumptions about future events. Changes in assumptions for such matters as the number or severity of claims, medical cost inflation, and magnitude of change in actual experience development could cause these estimates to change in the near term.

Stock-based compensation – The Corporation measures the cost of employee services in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes cost over the requisite service period. This resulted in a cost of approximately $3.8 million in 2009, $1.6 million in 2008, and $3.6 million in 2007. The decrease in cost in 2008 was due to a true-up adjustment to estimated forfeitures based on current year events.

Income taxes – Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Corporation's assets and liabilities. The Corporation provides for taxes that may be payable if undistributed earnings of overseas subsidiaries were to be remitted to the United States, except for those earnings that it considers to be permanently reinvested.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") provided enhanced guidance for using fair value to measure assets and liabilities for financial assets and liabilities. The guidance also expanded the amount of required disclosure regarding the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The guidance applies whenever other guidance requires (or permits) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. The Corporation adopted the guidance with regard to its financial assets and liabilities on December 30, 2007, the beginning of its 2008 fiscal year and with regard to its nonfinancial assets and liabilities on January 4, 2009, the beginning of its 2009 fiscal year. The adoption did not have a material impact on its financial statements.

In February, 2007, the FASB issued guidance which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective was to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Corporation adopted the guidance December 30, 2007, the beginning of fiscal 2008. As the Corporation did not elect to fair value any additional assets or liabilities, it did not have a material impact on its financial statements.

In December 2007, the FASB issued new guidance which requires a noncontrolling interest in a subsidiary to be reported as equity and the amount of consolidated net income specifically attributable to the noncontrolling interest be identified in the consolidated financial statements. It also requires consistency in the manner of reporting changes in the parent's ownership interest and requires fair value measurement of any noncontrolling equity investment retained in a deconsolidation. The Corporation adopted the guidance January 4, 2009, the beginning of fiscal 2009. As a result of the adoption, the Corporation has reported noncontrolling interests as a component of equity in its Consolidated Balance Sheets and the net income or loss attributable to noncontrolling interests has been separately identified in its Consolidated Statements of Income. The prior periods presented have also been reclassified to conform to the current classification requirements.

In March 2008, the FASB expanded the disclosure requirements for derivative instruments and hedging activities with the intent to provide users of financial statements with an enhanced understanding of an entity's derivative activity. The Corporation adopted the new guidance as of January 4, 2009.

In June 2009, the FASB issued guidance that identifies the sources of accounting principles and the framework for selecting principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP (the GAAP hierarchy). The Corporation adopted the new guidance beginning October 3, 2009. This guidance had no impact on the Corporation's financial statements.

Results of Operations
The following table sets forth the percentage of consolidated net sales represented by certain items reflected in the Corporation's statements of income for the periods indicated.

Fiscal	2009	2008	2007
Net Sales	100.0%	100.0%	100.0%
Cost of products sold	65.5	66.6	64.8
Gross profit	34.5	33.4	35.2
Selling and administrative expenses	31.8	29.0	27.3
Restructuring related charges	2.4	1.0	0.4
Operating income	0.2	3.4	7.5
Interest income (expense) net	(0.7)	(0.6)	(0.7)
Income (loss) from continuing operations before income taxes	(0.5)	2.8	6.9
Income taxes	(0.1)	1.0	2.2
Net income attributable to the noncontrolling interest	0.0	0.0	0.0
Income (loss) from continuing operations attributable to the Parent Company	(0.4)%	1.8%	4.7%

Net Sales
Net sales during 2009 were $1.7 billion, a decrease of 33.1 percent, compared to net sales of $2.5 billion in 2008. Acquisitions contributed $10 million or 0.4 percentage points of sales. Higher price realization of $83 million was offset by significant weakness in both the supplies driven and contract channels of the office furniture segment and lower volume in the hearth products segment. Net sales during 2008 were $2.5 billion, a decrease of 3.6 percent, compared to net sales of $2.6 billion in 2007. Acquisitions contributed $118 million or 4.6 percentage points of sales. Higher price realization of $66 million was offset by soft demand in the supplies driven channel of the office furniture segment and lower volume in the hearth products segment.

Gross Profit
Gross profit as a percent of net sales increased 1.1 percentage points in 2009 as compared to 2008 due to better price realization, lower material costs and cost reduction initiatives offset partially by lower volume. Gross profit as a percent of net sales decreased 1.8 percentage points in 2008 as compared to 2007 due to lower volume, higher material costs and restructuring and transition costs offset partially by better price realization.

Selling and Administrative Expenses
Selling and administrative expenses decreased 26.7 percent in 2009 and increased 2.2 percent in 2008. The decrease in 2009 was due to lower volume related expenses, lower fuel costs, improved distribution efficiencies, cost control initiatives and gains from the sale of a facility and a corporate airplane. These were offset partially by the impact of prior year favorable adjustments related to the fair value of mandatorily redeemable liabilities from prior acquisitions, increased costs from acquisitions and transition costs related to the various plant consolidations. The increase in 2008 was due to increased freight and distribution costs due to freight increases and fuel surcharges, additional costs from acquisitions, increased costs related to new product development and gains recorded in 2007 from the sale of a facility and a corporate airplane. These were offset partially by lower volume related expenses, lower incentive based compensation costs, favorable adjustments to the current fair value of mandatorily redeemable liabilities from prior acquisitions and cost control initiatives.

Selling and administrative expenses include freight expense for shipments to customers, product development costs and amortization expense of intangible assets. Refer to Summary of Significant Accounting Policies and Goodwill and Other

Intangible Assets in the Notes to Consolidated Financial Statements for further information regarding the comparative expense levels for these expense items.

Restructuring and Impairment Charges

During 2009, the Corporation made the decision to close three office furniture facilities in South Gate, California; Louisburg, North Carolina and Owensboro, Kentucky and consolidate production into existing office furniture manufacturing facilities. In connection with the closure of these facilities, the Corporation recorded $12.6 million of pre-tax charges which included $2.7 million of accelerated depreciation of machinery and equipment recorded in cost of sales, and $9.9 million of severance and facility exit costs which were recorded as restructuring costs in 2009. The Corporation expects to incur additional restructuring and transition costs in 2010 of approximately $3 to $4 million in connection with these closures.

The Corporation made the decision to consolidate significant production from its hearth product Mount Pleasant, Iowa plant to other existing hearth products manufacturing facilities. Additionally the Corporation will close hearth products distribution centers in Alsip, Illinois and Lake City, Minnesota and transfer operations to its Mount Pleasant facility. The Corporation's hearth product segment disposed and consolidated several retail and distribution locations during 2009. In connection with these activities, the Corporation recorded $6.7 million of pre-tax charges which included $1.2 million of accelerated depreciation of machinery and equipment recorded in cost of sales, and $5.5 million of severance and facility exit costs, including accelerated depreciation of $1.4 million and write-off of goodwill of $0.6 million, which were recorded as restructuring costs in 2009.

As part of the Corporation's annual impairment review, management concluded due to market and economic conditions that a portion of its goodwill and indefinite-lived intangibles had carrying values greater than their fair market value and recorded an impairment charge of $25.0 million in 2009 and $21.8 million in 2008.

During 2008, the Corporation completed the shutdown of an office furniture facility in Richmond, Virginia, consolidated production into other manufacturing locations, closed two distribution centers and started up a new distribution center. The Corporation announced and started these activities during third quarter 2007. In connection with the shutdown of the Richmond facility, the Corporation recorded $4.4 million of pre-tax charges which included $0.6 million of accelerated depreciation of machinery and equipment recorded in cost of sales, and $3.8 million of severance recorded as restructuring costs during 2007. During 2008, the Corporation incurred $4.2 million of current period charges which included $0.4 million of accelerated depreciation of machinery and equipment recorded in cost of sales and $3.8 million of other costs which were recorded as restructuring costs.

The Corporation made the decision in 2007 to sell several small non-core components of its office furniture services business and recorded $2.7 million of impairment charges, included in the restructuring related and impairment charges line item on the statement of income, to reflect the fair market value of the assets being held for sale.

The Corporation's hearth product segment consolidated some of its service and distribution locations during 2007. In connection with those consolidations, the Corporation recorded $1.1 million of severance and facility exit costs which were recorded as restructuring costs in 2007. The Corporation incurred $0.3 million of current period charges during 2008 which were recorded as restructuring costs.

During 2007, the Corporation completed the shutdown of an office furniture facility, which began in the fourth quarter of 2006. The facility was located in Monterrey, Mexico and production from this facility was consolidated into other locations. In connection with this shutdown, the Corporation recorded $0.8 million of severance costs in 2006. The Corporation incurred $2.1 million of current period charges during 2007.

Operating Income

Operating income was $4.0 million in 2009, a decrease of 95.3 percent compared to $84.9 million in 2008. The decrease was due to lower volume in all channels of the office furniture and hearth products segments, higher restructuring, transition and impairment charges and favorable adjustments recorded in 2008 to the fair value of mandatorily redeemable liabilities from prior acquisitions. These were offset partially by improved price realization, lower input costs, improved distribution efficiencies, cost control initiatives and gains recorded on the sale of a facility and a corporate airplane. Operating income was $84.9 million in 2008, a decrease of 56.2 percent compared to $194 million in 2007. The decrease in 2008 was due to lower volume in the supplies-driven channel of the office furniture segment and the hearth products segment, higher material and freight and distribution costs, investments in product development, restructuring, transition and impairment charges, gains recorded in 2007 from the sale of a facility and a corporate airplane, and severance costs. These were offset partially by improved price realization, lower volume related and incentive based compensation expenses, favorable adjustments to the current fair value of mandatorily redeemable liabilities from prior acquisitions and cost control initiatives.

Income (Loss) From Continuing Operations
Income from continuing operations in 2009, which excludes the Corporation's discontinued business (see Discontinued Operations in the Notes to Consolidated Financial Statements), was a loss of $6.3 million compared with income of $45.6 million in 2008, a 113.7 percent decrease. The current year loss from continuing operations was positively impacted by decreased interest expense of $4.8 million due to lower debt levels. Income from continuing operations in 2008 was $45.6 million compared with $119.4 million in 2007, a 61.8 percent decrease. Income from continuing operations was positively impacted by decreased interest expense of $1.3 million on moderate debt levels due to lower average interest rates. Income from continuing operations per diluted share decreased by 113.7 percent to ($0.14) in 2009 and decreased by 60.0 percent to $1.02 in 2008.

Discontinued Operations
During December 2006, the Corporation committed to a plan to sell a small non-core component of its office furniture segment. The Corporation reduced the assets to the fair market value and classified them as held for sale. The sale was completed during the second quarter of 2007. Revenues and expenses associated with this component are presented as discontinued operations for all periods presented. This operation was formerly reported within the Office Furniture segment. Refer to Discontinued Operations in the Notes to Consolidated Financial Statements for further information.

Net Income (Loss) Attributable to Parent Company
Net income attributable to parent company decreased 114.1 percent to a loss of $6.4 million in 2009 compared to income of $45.5 million in 2008 which was a decrease of 62.2 percent compared to 2007. Net income per diluted share decreased by 113.7 percent to ($0.14) in 2009 and decreased by 60.3 percent to $1.02 in 2008. Net income per diluted share was positively impacted $0.05 per share in 2008 by the Corporation's share repurchase program.

Office Furniture
Office furniture comprised 83 percent, 83 percent and 82 percent of consolidated net sales for 2009, 2008, and 2007, respectively. Net sales for office furniture decreased 33 percent in 2009 to $1.37 billion compared to $2.05 billion in 2008. Acquisitions contributed $10 million of additional sales. Organic sales decreased $694 million or 34 percent including increased price realization of $77 million due to substantial weakness in both the supplies-driven and contract channels which were both impacted by the current economic conditions. Net sales for office furniture decreased 3 percent in 2008 to $2.05 billion compared to $2.11 billion in 2007. Acquisitions contributed $61 million of additional sales. Organic sales decreased $115 million or 5 percent, including increased price realization of $50 million, due to softness in the supplies-driven channel. BIFMA reported 2009 shipments down 30 percent from 2008 levels which were down 2 percent from 2007 levels.

Operating profit as a percent of net sales was 3.7 percent in 2009, 4.9 percent in 2008, and 9.2 percent in 2007. The decrease in operating margins in 2009 was due to additional restructuring and impairment charges of $9 million compared to 2008 as well as lower volume and the impact of prior year favorable adjustments to the current fair value of mandatorily redeemable liabilities from prior acquisitions. These were partially offset by increased price realization, lower material costs, improved distribution efficiencies, lower transition costs and cost control initiatives. The decrease in operating margins in 2008 was due to additional restructuring and impairment charges of $17 million compared to 2007 as well as lower volume, higher material and fuel costs, transition costs and severance expenses offset partially by better price realization, cost reduction initiatives, lower incentive based compensation and favorable adjustments to the current fair value of mandatorily redeemable liabilities from prior acquisitions.

Hearth Products
Hearth products sales decreased 32.5 percent in 2009 to $286 million compared to $424 million in 2008. The decrease was due to significant declines in both the new construction and remodel-retrofit channels. Hearth products sales decreased 8 percent in 2008 to $424 million compared to $462 million in 2007. New acquisitions contributed $57 million of net sales. The decrease in organic sales was due to the continuing decline in new home construction. This was partially offset by the high demand for alternative fuel products.

Operating loss as a percent of sales in 2009 was 6.0 percent compared to operating profit as a percent of sales of 2.8 percent and 7.9 percent in 2008 and 2007, respectively. The decrease in operating margins in 2009 was due to lower volume and higher restructuring and transition costs offset partially by cost reduction initiatives. The decrease in operating margins in 2008 was due to lower overall volume, rising material costs and increased mix of lower margin remodel/retrofit business offset partially by price increases, cost reduction initiatives and lower restructuring expenses.

Liquidity and Capital Resources

Cash Flow – Operating Activities

Cash generated from operating activities in 2009 totaled $193.2 million compared to $174.4 million generated in 2008. Changes in working capital balances resulted in a $97.3 million source of cash in the current fiscal year compared to a $30.3 million source of cash in the prior year.

The source of cash related to working capital balances in 2009 was primarily driven from lower trade receivables of $74.6 million and lower inventory of $19.1 million due to strong collection efforts and lower sales. These sources of cash were offset partially by decreased current liabilities of $5.8 million. The decrease in current liabilities is comprised of $31.9 million of other accruals namely compensation, retirement and marketing expense accruals offset by a $17.6 million increase in trade accounts payable and $8.5 million in tax-related accruals.

The source of cash related to working capital balances in 2008 was primarily driven by lower trade receivables of $58.6 million and lower inventory of $31.8 million due to strong collection efforts and the company wide shut down for the last two weeks of the fiscal year. These sources of cash were offset partially by decreased current liabilities of $60.4 million. The decrease in current liabilities was comprised of $36.5 million of decreased trade accounts payable, $1.3 million in tax-related accruals and $22.6 million of other accruals namely compensation, retirement and marketing expense accruals.

The Corporation places special emphasis on the management and control of its working capital with a particular focus on trade receivables and inventory levels. The success achieved in managing receivables is in large part a result of doing business with quality customers and maintaining close communication with them. During these uncertain economic times management is placing additional emphasis on monitoring its trade receivables. Management believes its recorded trade receivable valuation allowances at the end of 2009 are adequate to cover the risk of potential bad debts. Allowances for non-collectible trade receivables, as a percent of gross trade receivables, totaled 3.8 percent, 3.6 percent, and 3.8 percent at the end of fiscal years 2009, 2008, and 2007, respectively. The Corporation's inventory turns were 15, 17, and 16, for 2009, 2008, and 2007, respectively.

Cash Flow – Investing Activities

Capital expenditures including capitalized software were $17.6 million in 2009, $71.5 million in 2008, and $58.9 million in 2007. These expenditures have consistently focused on machinery and equipment and tooling required to support new products, continuous improvements in our manufacturing processes and cost savings initiatives. The increase in capital expenditures in 2008 was due to the facility consolidations that were completed in 2008. The Corporation anticipates capital expenditures for 2010 to total $25 to $35 million and be primarily related to new products and operational process improvement.

Included in 2009 investing activities is a net cash outflow of $0.5 million for a contingent purchase commitment related to the Harman Stove Company ("Harman") acquisition in 2007. In 2008, the investing activities reflected a net cash outflow of $75.5 million related to the acquisition of HBF. The addition of HBF bolstered the Corporation's contract office furniture business with its strong brand recognition among interior designers and emphasis on new products. In 2007, the investing activities reflected a cash outflow of $41.7 million related to the acquisition of Harman and two small office furniture dealers. The acquisition of Harman added to the hearth products segment alternative fuel business. Refer to the Business Combination note in the Notes to Consolidated Financial Statements for additional information.

In 2009, the Corporation completed the sale of a corporate airplane and a facility located in Lakeville, Minnesota. In 2008, the Corporation completed the sale of a facility located in Richmond, Virginia. In 2007, the Corporation completed the sale of a corporate airplane and a facility located in Monterrey, Mexico. The proceeds from these sales of $5 million, $5 million and $11 million are reflected in the Consolidated Statement of Cash Flows as "Proceeds from sale of property, plant and equipment" for 2009, 2008 and 2007, respectively.

In 2009, the Corporation sold $21 million of long-term investments and used the proceeds to repay debt.

Cash Flow – Financing Activities

On June 30, 2008, the Corporation entered into a term loan credit agreement which allowed for a one-time borrowing of $50 million in the form of a term loan. The Corporation paid off the term loan during 2009.

The Corporation has a revolving credit facility that provides for a maximum borrowing of $300 million. Amounts borrowed under the revolving credit facility may be borrowed, repaid and reborrowed from time to time until January 28, 2011. As of January 2, 2010, $50 million was outstanding under the revolving credit facility and classified as long-term as the Corporation does not expect to repay the borrowings within a year. The Corporation plans to negotiate a new revolving credit facility before the current one expires.

In 2006, the Corporation refinanced $150 million of borrowings outstanding under the revolving credit facility with 5.54 percent, ten-year unsecured Senior Notes due in 2016 issued through the private placement debt market. Interest payments are due semi-annually on April 1 and October 1 of each year and the principal is due in a lump sum in 2016.

Additional borrowing capacity of $250 million, less amounts used for designated letters of credit, is available through the revolving credit facility in the event cash generated from operations should be inadequate to meet future needs. The Corporation does not currently expect future capital resources to be a constraint on planned growth. Certain of the Corporation's credit agreements include covenants that limit the assumption of additional debt and lease obligations. Long-term debt, including capital lease obligations, was 32% of total capitalization as of January 2, 2010, 37% as of January 3, 2009, and 38% as of December 29, 2007.

The credit agreement pertaining to the revolving credit facility and the note purchase agreement pertaining to the Senior Notes contain covenants that, among other things, restrict, subject to certain exceptions, our ability to:

- incur additional indebtedness and make guarantees;
- create liens on assets;
- engage in any material line of business substantially different from existing lines of business;
- sell assets;
- make investments, loans and advances, including acquisitions;
- engage in sale-leaseback transactions in excess of $50 million in the aggregate;
- repay the Senior Notes or enter into certain amendments thereof; and
- engage in certain transactions with affiliates.

The credit agreement governing the Corporation's revolving credit facility contains a number of covenants, including covenants requiring maintenance of the following financial ratios as of the end of any fiscal quarter:

- a consolidated interest coverage ratio of not less than 4.0 to 1.0, based upon the ratio of (a) consolidated EBITDA (as defined in the credit agreement) for the last four fiscal quarters to (b) the sum of consolidated interest charges; and
- a consolidated leverage ratio of not greater than 3.0 to 1.0, based upon the ratio of (a) the quarter-end consolidated funded indebtedness (as defined in the credit agreement) to (b) consolidated EBITDA for the last four fiscal quarters.

The note purchase agreement pertaining to the Corporation's Senior Notes also contains a number of covenants, including a covenant requiring maintenance of consolidated debt to consolidated EBITDA (as defined in the note purchase agreement) of not greater than 3.5 to 1.0, based upon the ratio of (a) the quarter-end consolidated funded indebtedness (as defined in the note purchase agreement) to (b) consolidated EBITDA for the last four fiscal quarters.

The revolving credit facility and Senior Notes are the primary sources of committed funding from which the Corporation finances its planned capital expenditures, strategic initiatives such as repurchases of common stock and certain working capital needs. Non-compliance with the various financial covenant ratios could prevent the Corporation from being able to access further borrowings under the revolving credit facility, require immediate repayment of all amounts outstanding with respect to the revolving credit facility and Senior Notes and increase the cost of borrowing.

The most restrictive of the financial covenants is the consolidated leverage ratio requirement of 3.0 to 1.0 included in the credit agreement governing the revolving credit facility. Under that credit agreement, adjusted EBITDA is defined as consolidated net income before interest expense, income taxes and depreciation and amortization of intangibles, as well as non-cash nonrecurring charges and all non-cash items increasing net income. At January 2, 2010, the Corporation was well below this ratio and was in compliance with all of the covenants and other restrictions in the credit agreement and note purchase agreement. The Corporation currently expects to remain in compliance over the next twelve months.

In 2008, the Corporation entered into an interest rate swap agreement with one of its relationship banks, designated as a cash flow hedge, for purposes of managing its benchmark interest rate fluctuation risk. The fair value of its interest rate swap arrangement, as further described in the Derivative Financial Instrument note in the Notes to Consolidated Financial Statements, was a negative $2.5 million at the end of 2009. The fair value of the swap arrangement changes based on fluctuations in market interest rates. The changes in fair value are recorded as a component of accumulated other comprehensive income in the equity section of the Corporation's consolidated balance sheet. This interest rate swap had the effect of increasing total interest expense by $1.7 million in 2009.

During 2009, the Corporation did not repurchase any shares of its common stock. During 2008, the Corporation repurchased 1,004,700 shares of its common stock at a cost of approximately $28.6 million, or an average price of $28.42. The Board of Directors authorized $200 million on August 8, 2006, and an additional $200 million on November 9, 2007, for repurchases of the Corporation's common stock. As of January 2, 2010, approximately $163.6 million of this authorized amount remained unspent. During 2007, the Corporation repurchased 3,581,707 shares of its common stock at a cost of approximately $147.7 million, or an average price of $41.23.

A cash dividend has been paid every quarter since April 15, 1955, and quarterly dividends are expected to continue. Cash dividends were $0.86 per common share for 2009, $0.86 for 2008, and $0.78 for 2007. The last increase was a 10.3 percent increase in the quarterly dividend effective with the February 29, 2008, dividend payment for shareholders of record at the close of business on February 22, 2008. The average dividend payout percentage for the most recent three-year period has been 39 percent of prior year earnings.

Cash, cash equivalents and short-term investments totaled $93.4 million at the end of 2009 compared to $49.3 million at the end of 2008 and $43.8 million at the end of 2007. These funds, coupled with cash from future operations and additional borrowings, if needed, are expected to be adequate to finance operations, planned improvements and internal growth. Due to the volatile and uncertain economic outlook for 2010, the Corporation will manage cash to maintain strategic flexibility. The Corporation currently expects to be able to satisfy its cash flow needs over the next twelve months with existing facilities.

Contractual Obligations
The following table discloses the Corporation's obligations and commitments to make future payments under contracts:

	Payments Due by Period				
(In thousands)	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Long-term debt obligations, including estimated interest (1)	$ 255,247	$ 10,660	$ 67,579	$ 16,620	$ 160,388
Capital lease obligations	40	40	-	-	-
Operating lease obligations	97,791	31,640	39,957	12,503	13,691
Purchase obligations (2)	62,490	62,490	-	-	-
Other long-term obligations (3)	28,575	1,452	8,577	2,557	15,989
Total	$ 444,143	$ 106,282	$ 116,113	$ 31,680	$ 190,068

(1) Interest has been included for all debt at either the fixed rate or variable rate in effect as of January 2, 2010, as applicable.

(2) Purchase obligations include agreements to purchase goods or services that are enforceable, legally binding, and specify all significant terms, including the quantity to be purchased, the price to be paid, and the timing of the purchase.

(3) Other long-term obligations represent payments due to members who are participants in the Corporation's deferred and long-term incentive compensation programs, mandatory purchases of the remaining unowned interest in an acquisition, liability for unrecognized tax liabilities, and contribution and benefit payments expected to be made pursuant to the Corporation's post-retirement benefit plans. It should be noted the obligations related to post-retirement benefit plans are not contractual and the plans could be amended at the discretion of the Corporation. The disclosure of contributions and benefit payments has been limited to 10 years, as information beyond this time period was not available.

Litigation and Uncertainties
The Corporation is involved in various kinds of disputes and legal proceedings that have arisen in the ordinary course of its business, including pending litigation, environmental remediation, taxes and other claims. It is the Corporation's opinion, after consultation with legal counsel, that liabilities, if any, resulting from these matters are not expected to have a material adverse effect on the Corporation's financial condition, although such matters could have a material effect on the Corporation's quarterly or annual operating results and cash flows when resolved in a future period.

Looking Ahead
Management believes the challenging market conditions will continue in 2010. It is unclear when recovery will occur in the office furniture market, and while there are early indications the worst is over in housing, the recovery remains uncertain with

only modest improvement likely in 2010. The Corporation has adjusted the cost structure of its various businesses to the current conditions and believes they are strategically well positioned to increase market share and grow sales.

The Corporation will focus on its core customers and core market segments, respond to customers' needs and the demands of the market. It will continue to adjust to changing market conditions and fiercely manage cash. The Corporation will continue to invest in new products, brand development, selling initiatives and build its e-business capabilities. The Corporation will continue its drive for best-cost/lean enterprise.

The Corporation remains focused on creating long-term shareholder value by growing its business through investment in building brands, product solutions and selling models, enhancing its strong member-owner culture and remaining focused on its long-standing rapid continuous improvement programs to build best total cost and a lean enterprise.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

During the normal course of business, the Corporation is subjected to market risk associated with interest rate movements. Interest rate risk arises from our variable interest debt obligations. For information related to the Corporation's long-term debt, refer to the Long-Term Debt disclosure in the Notes to Consolidated Financial Statements filed as part of this report. As of January 2, 2010, the Corporation has one interest rate swap agreement. Under the interest rate swap agreement, the Corporation pays a fixed rate of interest and receives a variable rate of interest equal to the one-month London Interbank Offered Rate ("LIBOR") as determined on the last day of each monthly settlement period on an aggregated notational principal amount of $50 million. The interest rate swap derivative instrument is held and used by the Corporation as a tool for managing interest rate risk. It is not used for trading or speculative purposes. The fair market value of the effective swap instrument was negative $2.5 million at January 2, 2010. The impact of this swap instrument on total interest expense was an addition to interest expense of $1.7 million in 2009. The Corporation does not currently have any significant foreign currency exposure.

The Corporation is exposed to risks arising from price changes for certain direct materials and assembly components used in its operations. The most significant material purchases and cost for the Corporation are for steel, plastics, textiles, wood particleboard and cartoning. Steel is the most significant raw material used in the manufacturing of products. The market price of plastics and textiles in particular are sensitive to the cost of oil and natural gas. Oil, natural gas and diesel fuel prices have experienced high volatility in the last several years and as a result the costs of plastics, textiles and transportation have also been volatile. The cost of wood particleboard has been impacted by continued downsizing of production capacity as well as increased volatility in input and transportation costs. All of these materials are impacted increasingly by global market pressure and impacts. The Corporation works to offset these increased costs through global sourcing initiatives and price increases on its products, however, historically margins have been negatively impacted due to the lag between cost increases and the Corporation's ability to increase its prices. The Corporation believes future market price increases on its key direct materials and assembly components are likely. Consequently, it views the prospect of such increases as an outlook risk to the business.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements listed under Item 15(a)(1) and (2) are filed as part of this Report.

The Summary of Unaudited Quarterly Results of Operations follows the Notes to Consolidated Financial Statements filed as part of this Report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Corporation in the reports that it files or submits under the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are also designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Under the supervision and with the participation of management, the Chief Executive Officer and Chief Financial Officer of the Corporation have evaluated the effectiveness of the design and operation of the Corporation's disclosure controls and procedures as defined in Rules 13a – 15(e) and 15d – 15(e) under the Exchange Act. As of January 2, 2010, and, based on their evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures are effective. There have not been any changes in the Corporation's internal control over financial reporting that occurred during the fiscal quarter ended January 2, 2010 that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Management's annual report on internal control over financial reporting and the attestation report of the Corporation's independent registered public accounting firm are included in Item 15. Exhibits, Financial Statement Schedules of this report under the headings "Management Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm," respectively.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information under the caption "Election of Directors" of the Corporation's Proxy Statement for the Annual Meeting of Shareholders to be held on May 11, 2010, is incorporated herein by reference. For information with respect to executive officers of the Corporation, see Part I, Table I "Executive Officers of the Registrant" included in this report.

Information relating to the identification of the audit committee, audit committee financial expert and director nomination procedures of the registrant is contained under the caption "Information Regarding the Board" of the Corporation's Proxy Statement for the Annual Meeting of Shareholders to be held on May 11, 2010, and is incorporated herein by reference.

Code of Ethics
The information under the caption "Code of Business Conduct and Ethics" of the Corporation's Proxy Statement for the Annual Meeting of Shareholders to be held on May 11, 2010, is incorporated herein by reference.

Section 16(a) Beneficial Ownership Reporting Compliance
The information under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" of the Corporation's Proxy Statement for the Annual Meeting of Shareholders to be held on May 11, 2010, is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information under the captions "Executive Compensation" and "Director Compensation" of the Corporation's Proxy Statement for the Annual Meeting of Shareholders to be held on May 11, 2010, is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information under the captions "Security Ownership" and "Equity Compensation Plan Information" of the Corporation's Proxy Statement for the Annual Meeting of Shareholders to be held on May 11, 2010, is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information under the captions "Information Regarding the Board – Director Independence" and "Review, Approval or Ratification of Transactions with Related Persons" of the Corporation's Proxy Statement for the Annual Meeting of Shareholders to be held on May 11, 2010, is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information under the caption "Fees Incurred for PricewaterhouseCoopers LLP" of the Corporation's Proxy Statement for the Annual Meeting of Shareholders to be held on May 11, 2010, is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements

The following consolidated financial statements of the Corporation and its subsidiaries included in the Corporation's 2009 Annual Report to Shareholders are filed as a part of this Report pursuant to Item 8:

	Page
Management Report on Internal Control Over Financial Reporting	46
Report of Independent Registered Public Accounting Firm	47
Consolidated Statements of Income for the Years Ended January 2, 2010, January 3, 2009, and December 29, 2007	48
Consolidated Balance Sheets – January 2, 2010, January 3, 2009, and December 29, 2007	49
Consolidated Statements of Shareholders' Equity for the Years Ended January 2, 2010, January 3, 2009, and December 29, 2007	50
Consolidated Statements of Cash Flows for the Years Ended January 2, 2010, January 3, 2009, and December 29, 2007	51
Notes to Consolidated Financial Statements	52
Investor Information	81

(2) Financial Statement Schedules

The following consolidated financial statement schedule of the Corporation and its subsidiaries is attached:

Schedule II	Valuation and Qualifying Accounts for the Years Ended January 2, 2010, January 3, 2009, and December 29, 2007 Investor Information	82

All other schedules for which provision is made in the applicable accounting regulation of the SEC are not required under the related instructions or are inapplicable and, therefore, have been omitted.

(b) Exhibits

An exhibit index of all exhibits incorporated by reference into, or filed with, this Report appears on Page 83. The following exhibits are filed herewith:

Exhibit	
(3.1)	Articles of Incorporation of HNI Corporation
(3.2)	By-laws of HNI Corporation
(10.2)	2007 Equity Plan for Non-Employee Directors of HNI Corporation
(10.6)	Form of 2007 Equity Plan for Non-Employee Directors of HNI Corporation Participant Agreement
(10.12)	HNI Corporation Executive Deferred Compensation Plan
(10.15)	HNI Corporation Directors Deferred Compensation Plan
(10.25)	Form of HNI Corporation Executive Deferred Compensation Plan Deferral Election Agreement
(10.26)	Form of HNI Corporation Directors Deferred Compensation Plan Deferral Election Agreement
(21)	Subsidiaries of the Registrant
(23)	Consent of Independent Registered Public Accounting Firm
(31.1)	Certification of the CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
(31.2)	Certification of the CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
(32.1)	Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

HNI Corporation

Date: February 26, 2010

By: /s/ Stan A. Askren
Stan A. Askren
Chairman, President and CEO

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Each Director whose signature appears below authorizes and appoints Stan A. Askren as his or her attorney-in-fact to sign and file on his or her behalf any and all amendments and post-effective amendments to this report.

Signature	Title	Date
/s/ Stan A. Askren Stan A. Askren	Chairman, President and CEO, Principal Executive Officer, and Director	February 26, 2010
/s/ Kurt A. Tjaden Kurt A. Tjaden	Vice President and Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer	February 26, 2010
/s/ Mary H. Bell Mary H. Bell	Director	February 26, 2010
/s/ Miguel M. Calado Miguel M. Calado	Director	February 26, 2010
/s/ Gary M. Christensen Gary M. Christensen	Director	February 26, 2010
/s/ Cheryl A. Francis Cheryl A. Francis	Director	February 26, 2010
/s/ John A. Halbrook John A. Halbrook	Director	February 26, 2010
/s/ James R. Jenkins James R. Jenkins	Director	February 26, 2010
/s/ Dennis J. Martin Dennis J. Martin	Director	February 26, 2010
/s/ Larry B. Porcellato Larry B. Porcellato	Director	February 26, 2010
/s/ Abbie J. Smith Abbie J. Smith	Director	February 26, 2010

Signature	Title	Date
/s/ Brian E. Stern Brian E. Stern	Director	February 26, 2010
/s/ Ronald V. Waters, III Ronald V. Waters, III	Director	February 26, 2010

Management Report on Internal Control Over Financial Reporting

Management of HNI Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. HNI Corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. HNI Corporation's internal control over financial reporting includes those written policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of HNI Corporation;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of HNI Corporation are being made only in accordance with authorizations of management and directors of HNI Corporation; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting includes the controls themselves, monitoring (including internal auditing practices), and actions taken to correct deficiencies as identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of HNI Corporation's internal control over financial reporting as of January 2, 2010. Management based this assessment on criteria for effective internal control over financial reporting described in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of HNI Corporation's internal control over financial reporting and testing of the operational effectiveness of HNI Corporation's internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the Board of Directors.

Based on this assessment, management determined that, as of January 2, 2010, HNI Corporation maintained effective internal control over financial reporting.

Management's assessment of the effectiveness of HNI Corporation's internal control over financial reporting as of January 2, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears herein.

February 26, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of HNI Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1), present fairly, in all material respects, the financial position of HNI Corporation and its subsidiaries (the "Corporation") at January 2, 2010, January 3, 2009, and December 29, 2007, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 2, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Corporation's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/PricewaterhouseCoopers LLP
Chicago, Illinois
February 26, 2010

HNI CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except for per share data)

For the Years	**2009**	**2008**	**2007**
Net sales	$1,656,289	$2,477,587	$2,570,472
Cost of products sold	1,085,508	1,648,975	1,664,697
Gross profit	570,781	828,612	905,775
Selling and administrative expenses	526,346	717,870	702,329
Restructuring related and impairment charges	40,443	25,859	9,788
Operating income	3,992	84,883	193,658
Interest income	415	1,172	1,229
Interest expense	12,080	16,865	18,161
Income (loss) from continuing operations before tax	(7,673)	69,190	176,726
Income taxes	(1,414)	23,583	57,280
Income (loss) from continuing operations, less applicable income taxes	(6,259)	45,607	119,446
Discontinued operations, less applicable income taxes	-	-	514
Net income (loss)	(6,259)	45,607	119,960
Less: Net income attributable to the noncontrolling interest	183	157	(418)
Net income (loss) attributable to Parent Company	$ (6,442)	$ 45,450	$ 120,378
Income (loss) from continuing operations attributable to Parent Company per common share – basic	$ (0.14)	$1.03	$2.57
Discontinued operations attributable to Parent Company per common share – basic	-	-	0.01
Net income (loss) attributable to Parent Company per common share – basic	$ (0.14)	$1.03	$2.58
Weighted average shares outstanding – basic	44,888,809	44,309,765	46,684,774
Net income (loss) attributable to Parent Company per common share – diluted	$ (0.14)	$1.02	$2.55
Discontinued operations attributable to Parent Company per common share – diluted	-	-	0.02
Net income (loss) attributable to Parent Company per common share – diluted	$ (0.14)	$1.02	$2.57
Weighted average shares outstanding - diluted	44,888,809	44,433,945	46,925,161

The accompanying notes are an integral part of the consolidated financial statements.

HNI CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of dollars and shares except par value)

As of Year-end	2009	2008	2007
Assets			
Current Assets			
Cash and cash equivalents	$ 87,374	$ 39,538	$ 33,881
Short-term investments	5,994	9,750	9,900
Receivables, net	163,732	238,327	288,777
Inventories	65,144	84,290	108,541
Deferred income taxes	20,299	16,313	17,828
Prepaid expenses and other current assets	17,728	29,623	30,145
Total Current Assets	360,271	417,841	489,072
Property, Plant, and Equipment	260,102	315,606	305,431
Goodwill	261,114	268,392	256,834
Other Assets	112,839	163,790	155,639
Total Assets	$ 994,326	$1,165,629	$1,206,976
Liabilities and Shareholders' Equity			
Current Liabilities			
Accounts payable and accrued expenses	$ 299,718	$ 313,431	$ 367,320
Note payable and current maturities of long-term debt and capital lease obligations	39	54,494	14,715
Current maturities of other long-term obligations	385	5,700	2,426
Total Current Liabilities	300,142	373,625	384,461
Long-Term Debt	200,000	267,300	280,315
Capital Lease Obligations	-	43	776
Other Long-Term Liabilities	50,332	50,399	55,843
Deferred Income Taxes	24,227	25,271	26,672
Commitments and Contingencies			
Shareholders' Equity			
Preferred stock - $1 par value	-	-	-
Authorized: 2,000			
Issued: None			
Common stock - $1 par value	45,093	44,324	44,835
Authorized: 200,000			
Issued and outstanding: 2009-45,093; 2008-44,324; 2007-44,835			
Additional paid-in capital	19,695	6,037	3,152
Retained Earnings	355,270	400,379	410,075
Accumulated other comprehensive income	(774)	(1,907)	846
Total Parent Company shareholders' equity	419,284	448,833	458,908
Noncontrolling interest	341	158	1
Total Equity	419,625	448,991	458,909
Total Liabilities and Equity	$ 994,326	$1,165,629	$1,206,976

The accompanying notes are an integral part of the consolidated financial statements.

HNI CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Parent Company Shareholders' Equity					
(Amounts in thousands)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss)/Income	Non-controlling Interest	Total Shareholders' Equity
Balance, December 30, 2006	$ 47,906	$ 2,807	448,268	$ (3,062)	$ 500	$496,419
Comprehensive income:						
Net income			120,378		(418)	119,960
Other comprehensive income				3,908		3,908
Comprehensive income						123,868
Adoption of FIN 48 impact			(509)			(509)
Change in ownership of noncontrolling interest					(81)	(81)
Cash dividends; $0.78 per share			(36,408)			(36,408)
Common shares – treasury:						
Shares purchased	(3,582)	(22,439)	(121,654)			(147,675)
Shares issued under Members' Stock Purchase Plan and stock awards	511	22,784				23,295
Balance, December 29, 2007	$ 44,835	$ 3,152	$410,075	$ 846	$ 1	$458,909
Comprehensive income:						
Net income			45,450		157	45,607
Other comprehensive income				(2,753)		(2,753)
Comprehensive income						42,854
Cash dividends; $0.86 per share			(38,095)			(38,095)
Common shares – treasury:						
Shares purchased	(1,005)	(10,497)	(17,051)			(28,553)
Shares issued under Members' Stock Purchase Plan and stock awards	494	13,382				13,876
Balance, January 3, 2009	$ 44,324	$ 6,037	$400,379	$ (1,907)	$ 158	$448,991
Comprehensive income:						
Net income (loss)			(6,442)		183	(6,259)
Other comprehensive income				1,133		1,133
Comprehensive income (loss)						(5,126)
Cash dividends; $0.86 per share			(38,667)			(38,667)
Common shares – treasury:						
Shares purchased						
Shares issued under Members' Stock Purchase Plan and stock awards	769	13,658				14,426
Balance, January 2, 2010	$ 45,093	$ 19,695	$355,270	$ (774)	$ 341	$419,625

The accompanying notes are an integral part of the consolidated financial statements.

HNI CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

For the Years	2009	2008	2007
Net Cash Flows From (To) Operating Activities:			
Net income (loss)	$ (6,259)	$ 45,607	$119,960
Noncash items included in net income:			
Depreciation and amortization	74,867	70,155	68,173
Other postretirement and post-employment benefits	1,849	1,509	2,132
Stock-based compensation	3,830	1,616	3,603
Excess tax benefits from stock compensation	(8)	(11)	(808)
Deferred income taxes	(5,844)	2,600	(4,935)
Net loss on sales, retirements and impairments of long-lived assets and intangibles	26,025	22,691	1,662
Stock issued to retirement plan	6,565	6,592	6,611
Other – net	2,338	(4,065)	(744)
Changes in working capital, excluding acquisition and disposition:			
Receivables	74,593	58,570	39,941
Inventories	19,146	31,842	20,380
Prepaid expenses and other current assets	9,317	306	2,264
Accounts payable and accrued expenses	(14,313)	(59,145)	30,944
Income taxes	8,514	(1,255)	1,169
Increase (decrease) in other liabilities	(7,415)	(2,643)	835
Net cash flows from (to) operating activities	193,205	174,369	291,187
Net Cash Flows From (To) Investing Activities:			
Capital expenditures	(16,017)	(70,083)	(58,568)
Proceeds from sale of property, plant and equipment	6,733	6,191	12,145
Capitalized software	(1,537)	(1,413)	(346)
Acquisition spending, net of cash acquired	(500)	(75,479)	(41,696)
Short-term investments – net	-	(250)	-
Purchase of long-term investments	(9,710)	(10,650)	(24,427)
Sales or maturities of long-term investments	33,872	20,158	20,576
Other – net	440	-	294
Net cash flows from (to) investing activities	13,281	(131,526)	(92,022)
Net Cash Flows From (To) Financing Activities:			
Purchase of HNI Corporation common stock	-	(28,553)	(147,675)
Proceeds from long-term debt	97,000	359,500	289,503
Payments of note and long-term debt and other financing	(219,884)	(334,200)	(309,297)
Proceeds from sale of HNI Corporation common stock	2,893	4,151	9,708
Excess tax benefits from stock compensation	8	11	808
Dividends paid	(38,667)	(38,095)	(36,408)
Net cash flows from (to) financing activities	(158,650)	(37,186)	(193,361)
Net increase (decrease) in cash and cash equivalents	47,836	5,657	5,804
Cash and cash equivalents at beginning of year	39,538	33,881	28,077
Cash and cash equivalents at end of year	$ 87,374	$ 39,538	$ 33,881
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest	$ 12,316	$ 17,160	$ 18,213
Income taxes	$ (4,528)	$ 22,852	$ 57,128

The accompanying notes are an integral part of the consolidated financial statements.

Nature of Operations

HNI Corporation with its subsidiaries (the "Corporation"), is a provider of office furniture and hearth products. Both industries are reportable segments; however, the Corporation's office furniture business is its principal line of business. Refer to Operating Segment Information for further information. Office furniture products are sold through a national system of dealers, wholesalers, retail superstores, and directly to end-user customers, and federal and state governments. Dealers and wholesalers are the major channels based on sales. Hearth products include a full array of gas, electric, and wood burning fireplaces, inserts, stoves, facings, and accessories. These products are sold through a national system of dealers and distributors, as well as Corporation-owned distribution and retail outlets. The Corporation's products are marketed predominantly in the United States and Canada. The Corporation exports select products to a limited number of markets outside North America, principally Latin America and the Caribbean, through its export subsidiary and manufactures and markets office furniture in Asia; however, based on sales, these activities are not significant.

Summary of Significant Accounting Policies

Principles of Consolidation and Fiscal Year-End

The consolidated financial statements include the accounts and transactions of the Corporation and its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

The Corporation follows a 52/53 week fiscal year which ends on the Saturday nearest December 31. Fiscal year 2009 ended on January 2, 2010, 2008 ended on January 3, 2009; and 2007 ended on December 29, 2007. The financial statements for fiscal year 2009 are on a 52-week basis; fiscal 2008 are on a 53-week basis; and fiscal 2007 52-week basis. A 53-week year occurs approximately every sixth year.

Cash, Cash Equivalents and Investments

Cash and cash equivalents generally consist of cash and money market accounts. These securities have original maturity dates not exceeding three months from date of purchase. The Corporation has short-term investments with maturities of less than one year and also has investments with maturities greater than one year that are included in Other Assets on the Consolidated Balance Sheet. Management classifies investments in marketable securities at the time of purchase and reevaluates such classification at each balance sheet date. Equity securities are classified as available-for-sale and are stated at current market value with unrealized gains and losses included as a separate component of equity, net of any related tax effect. The Corporation recognized $1.5 million of other than temporary impairments on these investments during 2008 due to the length of time and extent of which the market value was below cost and current financial conditions. These investments were sold in 2009 resulting in a loss of $0.2 million. Debt securities are normally classified as held-to-maturity and are stated at amortized cost. Certain debt securities were reclassified to trading securities at the end of 2008 due to the Corporation's intentions to sell. A loss of $41,000 was recognized on these securities. These debt securities were sold in 2009 resulting in a gain of $59,000. The specific identification method is used to determine realized gains and losses on the trade date. The Corporation has invested in an investment fund in which the Corporation's ownership in this investment fund is such that the underlying investments are recorded at fair market value through the income statement.

At January 2, 2010, January 3, 2009, and December 29, 2007, cash, cash equivalents and investments consisted of the following:

Year-End 2009 (In thousands)	Cash and cash equivalents	Short-term investments	Long-term investments
Held-to-maturity securities			
Certificates of deposit	$ -	$ 250	$ -
Investment in target fund	-	5,744	-
Cash and money market accounts	87,374	-	-
Total	$87,374	$ 5,994	$ -

Year-End 2008 (In thousands)	Cash and cash equivalents	Short-term investments	Long-term investments
Trading securities			
Debt securities	$ -	$ -	$ 1,541
Held-to-maturity securities			
Certificates of deposit	-	-	250
Debt securities	-	-	181
Available for sale securities			
Equity securities	-	-	1,974
Investment in target fund	-	9,750	15,297
Cash and money market accounts	39,538		
Total	$39,538	$ 9,750	$19,243

Year-End 2007 (In thousands)	Cash and cash equivalents	Short-term investments	Long-term investments
Held-to-maturity securities			
Debt securities	$ -	$ -	$ 1,858
Available for sale securities			
Equity securities	-	-	3,138
Investment in target fund	-	9,900	25,705
Cash and money market accounts	33,881	-	-
Total	$33,881	$ 9,900	$30,701

Receivables

Accounts receivable are presented net of an allowance for doubtful accounts of $6.4 million, $8.8 million, and $11.5 million, for 2009, 2008, and 2007, respectively. The allowance is developed based on several factors including overall customer credit quality, historical write-off experience, and specific account analyses that project the ultimate collectability of the account. As such, these factors may change over time causing the reserve level to adjust accordingly.

Inventories

The Corporation valued 82%, 83%, and 87% of its inventory by the last-in, first-out ("LIFO") method at January 2, 2010, January 3, 2009, and December 29, 2007, respectively. During 2009 and 2008, inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of current year purchases, the effect of which decreased cost of goods sold by approximately $2.4 million and $3.7 million in 2009 and 2008, respectively. Additionally, the Corporation evaluates its inventory reserves in terms of excess and obsolete exposures. This evaluation includes such factors as anticipated usage, inventory turnover, inventory levels, and ultimate product sales value. As such, these factors may change over time causing the reserve level to adjust accordingly. The reserves for excess and obsolete inventory were $8.2 million, $7.8 million, and $9.1 million, at year-end 2009, 2008, and 2007, respectively.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation has been computed using the straight-line method over estimated useful lives: land improvements, 10 – 20 years; buildings, 10 – 40 years; and machinery and equipment, 3 – 12 years.

Long-Lived Assets

Long-lived assets are reviewed for impairment as events or changes in circumstances occur indicating the amount of the asset reflected in the Corporation's balance sheet may not be recoverable. An estimate of undiscounted cash flows produced by the asset, or the appropriate group of assets, is compared to the carrying value to determine whether impairment exists. The estimates of future cash flows involve considerable management judgment and are based upon assumptions about expected future operating performance. The actual cash flows could differ from management's estimates due to changes in business conditions, operating performance and economic conditions. Asset impairment charges recorded in connection with the Corporation's restructuring activities are discussed in Restructuring Related Charges. These assets included real estate, manufacturing equipment and certain other fixed assets. The Corporation's continuous focus on improving the manufacturing process tends to increase the likelihood of assets being replaced; therefore, the Corporation is regularly evaluating the expected lives of its equipment and accelerating depreciation where appropriate.

Goodwill and Other Intangible Assets
The Corporation evaluates its goodwill for impairment on an annual basis during the fourth quarter or whenever indicators of impairment exist. The Corporation estimates the fair value of its reporting units using various valuation techniques, with the primary technique being a discounted cash flow method. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. Management bases its fair value estimates on assumptions it believes to be reasonable at the time, but such assumptions are subject to inherent uncertainty. Actual results may differ from those estimates.

The Corporation also determines the fair value of indefinite-lived trade names on an annual basis or whenever indications of impairment exist. The Corporation estimates the fair value of the trade names based on a discounted cash flow model using inputs which include projected revenues from management's long term plan, assumed royalty rates that could be payable if the trade names were not owned and a discount rate. Determining the fair value of a trade name involves the use of significant estimates and assumptions. Actual results may differ from those estimates.

The Corporation has definite-lived intangibles that are amortized over their estimated useful lives. Impairment losses are recognized if the carrying amount of an intangible, subject to amortization, is not recoverable from expected future cash flows and its carrying amount exceeds its fair value. Intangibles, net of amortization, of approximately $67 million are included on the consolidated balance sheet as of the end of fiscal 2009.

See Goodwill and Other Intangible Assets footnote for further information.

Product Warranties
The Corporation issues certain warranty policies on its furniture and hearth products that provides for repair or replacement of any covered product or component that fails during normal use because of a defect in design, materials or workmanship. A warranty reserve is determined by recording a specific reserve for known warranty issues and an additional reserve for unknown claims that are expected to be incurred based on historical claims experience. Actual claims incurred could differ from the original estimates, requiring adjustments to the reserve. Activity associated with warranty obligations was as follows:

(In thousands)	2009	2008	2007
Balance at the beginning of the period	$ 13,948	$ 12,123	$ 10,624
Accrual assumed from acquisition	-	250	703
Accruals for warranties issued during the period	13,111	20,008	14,831
Accrual related to pre-existing warranties	(357)	1,368	600
Settlements made during the period	(14,018)	(19,801)	(14,635)
Balance at the end of the period	$ 12,684	$ 13,948	$ 12,123

Revenue Recognition
Revenue is normally recognized upon shipment of goods to customers. In certain circumstances revenue is not recognized until the goods are received by the customer or upon installation and customer acceptance based on the terms of the sales agreement. Revenue includes freight charged to customers; the related costs are recorded in selling and administrative expense. Rebates, discounts and other marketing program expenses that are directly related to the sale are recorded as a reduction to net sales. Marketing program accruals require the use of management estimates and the consideration of contractual arrangements that are subject to interpretation. Customer sales that achieve or do not achieve certain award levels can affect the amount of such estimates and actual results could differ from these estimates.

Product Development Costs
Product development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. These costs include salaries, contractor fees, building costs, utilities and administrative fees. The amounts charged against income were $21.1 million in 2009, $27.8 million in 2008, and $24.0 million in 2007 and were recorded in Selling and Administrative Expenses on the Consolidated Statements of Income.

Freight Expense
The Corporation records freight expense to customers in Selling and Administrative Expenses on the Consolidated Statements of Income. The amounts recorded were $97.1 million in 2009, $169.2 million in 2008 and $164.1 million in 2007.

Stock-Based Compensation
The Corporation measures the cost of employee services in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes cost over the requisite service period. See the Stock-Based Compensation footnote for further information.

Income Taxes
The Corporation uses an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Corporation's financial statements or tax returns. Deferred income taxes are provided to reflect the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. The Corporation provides for taxes that may be payable if undistributed earnings of overseas subsidiaries were to be remitted to the United States, except for those earnings it considers to be permanently reinvested. There were approximately $12.4 million of accumulated earnings considered to be permanently reinvested as of January 2, 2010. See the Income Tax footnote for further information.

Earnings Per Share
Basic earnings per share are based on the weighted-average number of common shares outstanding during the year. Shares potentially issuable under options and deferred restricted stock have been considered outstanding for purposes of the diluted earnings per share calculation.

The following table reconciles the numerators and denominators used in the calculation of basic and diluted earnings per share (EPS):

(In thousands, except per share data)	2009	2008	2007
Numerators:			
Numerators for both basic and diluted EPS net income (loss) attributable to parent company	$ (6,442)	$ 45,450	$120,378
Denominators:			
Denominator for basic EPS weighted-average common shares outstanding	44,889	44,310	46,685
Potentially dilutive shares from stock option plans	-	124	240
Denominator for diluted EPS	44,889	44,434	46,925
Earnings per share – basic	$ (0.14)	$ 1.03	$ 2.58
Earnings per share – diluted	$ (0.14)	$ 1.02	$ 2.57

None of the outstanding stock options or restricted stock units was included in the computation of diluted EPS at January 2, 2010, as all would be anti-dilutive due to the current period loss.

Certain exercisable and non-exercisable stock options were not included in the computation of diluted EPS for fiscal years 2008 and 2007, because their inclusion would have been anti-dilutive. The number of stock options outstanding, which met this criterion for 2008 was 1,350,886; and for 2007 was 412,916.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The more significant areas requiring the use of management estimates relate to allowance for doubtful accounts, inventory reserves, marketing program accruals, warranty accruals, accruals for self-insured medical claims, workers' compensation, legal contingencies, general liability and auto insurance claims, valuation of long-lived assets, and useful lives for depreciation and amortization. Actual results could differ from those estimates.

Self-Insurance
The Corporation is partially self-insured for general, auto and product liability, workers' compensation, and certain employee health benefits. The general, auto, product and workers' compensation liabilities are managed using a wholly owned insurance captive; the related liabilities are included in the accompanying consolidated financial statements. As of January 2, 2010, these liabilities totaled $27 million. The Corporation's policy is to accrue amounts in accordance with the actuarially determined liabilities. The actuarial valuations are based on historical information along with certain assumptions about future events. Changes in assumptions for such matters as legal actions, medical cost inflation and magnitude of change in actual experience development could cause these estimates to change in the future.

Foreign Currency Translations
Foreign currency financial statements of foreign operations where the local currency is the functional currency are translated using exchange rates in effect at period end for assets and liabilities and average exchange rates during the period for results of operations. Related translation adjustments are reported as a component of Shareholders' Equity. Gains and losses on foreign currency transactions are included in the "Selling and administrative expenses" caption of the Consolidated Statements of Income.

Reclassifications
Prior periods Statements of Income, Balance Sheets, Statements of Shareholders' Equity and Statements of Cash Flows have been restated in accordance with the new guidance on noncontrolling interest classification requirements. Certain reclassifications have been made within the footnotes to conform to the current year presentation.

Recent Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board ("FASB") provided enhanced guidance for using fair value to measure assets and liabilities for financial assets and liabilities. The guidance also expanded the amount of required disclosure regarding the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The guidance applies whenever other guidance requires (or permits) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. The Corporation adopted the guidance with regard to its financial assets and liabilities on December 30, 2007, the beginning of its 2008 fiscal year and with regard to its nonfinancial assets and liabilities on January 4, 2009, the beginning of its 2009 fiscal year. The adoption did not have a material impact on its financial statements.

In February, 2007, the FASB issued guidance which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective was to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Corporation adopted the guidance December 30, 2007, the beginning of fiscal 2008. As the Corporation did not elect to fair value any additional assets or liabilities it did not have a material impact on its financial statements.

In December 2007, the FASB issued new guidance which requires a noncontrolling interest in a subsidiary to be reported as equity and the amount of consolidated net income specifically attributable to the noncontrolling interest be identified in the consolidated financial statements. It also requires consistency in the manner of reporting changes in the parent's ownership interest and requires fair value measurement of any noncontrolling equity investment retained in a deconsolidation. The Corporation adopted the guidance January 4, 2009, the beginning of fiscal 2009. As a result of the adoption, the Corporation has reported noncontrolling interests as a component of equity in its Consolidated Balance Sheets and the net income or loss attributable to noncontrolling interests has been separately identified in its Consolidated Statements of Income. The prior periods presented have also been reclassified to conform to the current classification requirements.

In March 2008, the FASB expanded the disclosure requirements for derivative instruments and hedging activities with the intent to provide users of financial statements with an enhanced understanding of an entity's derivative activity. The Corporation adopted the new guidance as of January 4, 2009.

In June 2009, the FASB issued guidance that identifies the sources of accounting principles and the framework for selecting principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP (the GAAP hierarchy). The Corporation adopted the new guidance beginning October 3, 2009. This guidance had no impact on the Corporation's financial statements.

Restructuring Related and Impairment Charges
During 2009, the Corporation made the decision to close three office furniture facilities in South Gate, California; Louisburg, North Carolina and Owensboro, Kentucky and consolidate production into existing office furniture manufacturing facilities. In connection with the closure of these facilities, the Corporation recorded $12.6 million of pre-tax charges which included $2.7 million of accelerated depreciation of machinery and equipment recorded in cost of sales, and $9.9 million of severance and facility exit costs which were recorded as restructuring costs in 2009. The Corporation expects to incur additional restructuring and transition costs in 2010 of approximately $3 to $4 million in connection with these closures.

The Corporation made the decision to consolidate significant production from its hearth product Mount Pleasant, Iowa plant to other existing hearth products manufacturing facilities. Additionally the Corporation will close hearth products distribution centers in Alsip, Illinois and Lake City, Minnesota and transfer operations to its Mount Pleasant facility. The Corporation's hearth product segment disposed and consolidated several retail and distribution locations during 2009. In connection with these activities, the Corporation recorded $6.7 million of pre-tax charges which included $1.2 million of accelerated depreciation of machinery and equipment recorded in cost of sales, and $5.5 million of severance and facility exit costs which were recorded as restructuring costs in 2009. These included accelerated depreciation of $1.4 million and write-off of goodwill of $0.6 million, which were non-cash transactions.

During 2008, the Corporation completed the shutdown of an office furniture facility in Richmond, Virginia, consolidated production into other manufacturing locations, closed two distribution centers and started up a new distribution center that began in third quarter 2007. In connection with these activities the Corporation recorded $4.4 million of pre-tax charges which included $0.6 million of accelerated depreciation of machinery and equipment recorded in cost of sales and $3.8 million of severance which were recorded as restructuring costs in 2007. The Corporation incurred $4.2 million of current period charges during 2008 which included $0.4 million of accelerated depreciation of machinery and equipment recorded in cost of sales and $3.8 million of other costs which were recorded as restructuring costs.

The Corporation's hearth product segment consolidated some of its service and distribution locations during 2007. In connection with those consolidations, the Corporation recorded $1.1 million of severance and facility exit costs which were recorded as restructuring costs in 2007. The Corporation incurred $0.3 million of current period charges during 2008 which were recorded as restructuring costs.

During 2007, the Corporation completed the shutdown of an office furniture facility, which began in the fourth quarter of 2006. The facility was located in Monterrey, Mexico and production from this facility was consolidated into other locations. In connection with this shutdown, the Corporation recorded $0.8 million of severance costs in 2006. The Corporation incurred $2.1 million of current period charges during 2007.

The following table summarizes the restructuring accrual activity since the beginning of fiscal 2007.

(In thousands)	Severance Costs	Facility Termination & Other Costs	Total
Restructuring reserve at December 30, 2006	$ 841	$ -	$ 841
Restructuring charges	3,539	3,523	7,062
Cash payments	(522)	(2,533)	(3,055)
Restructuring reserve at December 29, 2007	$ 3,858	$ 990	$ 4,848
Restructuring charges	(135)	4,197	4,062
Cash payments	(3,568)	(4,963)	(8,531)
Restructuring reserve at January 3, 2009	$ 155	$ 224	$ 379
Restructuring charges	8,168	5,166	13,334
Cash Payments	(3,934)	(3,821)	(7,755)
Restructuring reserve at January 2, 2010	$ 4,389	$ 1,569	$ 5,958

The Corporation recorded $25.0 million and $21.8 million of goodwill and trade name impairment charges in 2009 and 2008, respectively, included in the "Restructuring Related and Impairment Charges" line item on the Consolidated Statements of Income, as a result of its annual impairment testing. See Goodwill and Other Intangible Assets footnote for more information.

The Corporation made the decision in 2007 to sell several small non-core components of its office furniture services business and recorded $2.7 million of impairment charges, included in the "Restructuring Related and Impairment Charges" line item on the Consolidated Statements of Income, to reduce the assets being held for sale to fair market value.

Business Combinations

The Corporation completed the acquisition of HBF, a leading provider of premium upholstered seating, textiles, wood tables and wood case goods for the office environment on March 29, 2008 for a purchase price of approximately $75 million. The transaction was funded on March 31, 2008 with the proceeds of the Corporation's revolving credit facility. The Corporation finalized the allocation of the purchase price during the fourth quarter of 2008. There were approximately $32.7 million of intangible assets other than goodwill associated with this acquisition. Of these acquired intangible assets, $19.8 million was assigned to a trade name that is not subject to amortization. The remaining $12.9 million have estimated useful lives ranging from four to twenty years with amortization recorded based on the projected cash flow associated with the respective intangible assets' existing relationship. There was approximately $33.0 million of goodwill associated with this acquisition assigned to the office furniture segment. The goodwill is deductible for income tax purposes.

The Corporation completed the acquisition of Harman, a privately held domestic manufacturer of free-standing stoves and fireplace inserts, as well as two small office furniture dealers during 2007. The combined purchase price of these acquisitions less cash acquired totaled $40.9 million. The Corporation finalized the allocation of the purchase price for the Harman Stove Company acquisition in 2008. A reclassification of $4.2 million between goodwill and other intangible assets occurred in 2008 based on the final valuation report for the Harman Stove Company acquisition. There are approximately $5.7 million of intangibles associated with these acquisitions. Of these acquired intangibles, $2.5 million was assigned to trade names that are not subject to amortization. The remaining $3.2 million have estimated useful lives ranging from one to fifteen years with amortization recorded based on the projected cash flow associated with the respective intangible assets' existing relationships. There is approximately $4.4 million of goodwill associated with these acquisitions of which $3.6 million was assigned to the office furniture segment and $0.8 million was assigned to the hearth products segment. All goodwill is deductible for income tax purposes.

The results of the acquired entities have been included in the Consolidated Financial Statements since the date of acquisition.

Discontinued Operations

During December 2006, the Corporation committed to a plan to sell a small non-core component of its office furniture segment. The sale was completed during the second quarter of 2007. Revenues and expenses associated with this component are presented as discontinued operations for all periods presented. During the fourth quarter 2006 the Corporation recorded a pre-tax charge of approximately $7.1 million to reduce the assets to the fair market value. The charge was mainly due to the write down of goodwill and other intangibles not deductible for tax purposes.

Summarized financial information for discontinued operations is as follows:

(In thousands)	2009	2008	2007
Discontinued Operations:			
Operating income (loss) before tax	$ -	$ -	$ 796
Income tax	-	-	282
Net income (loss) from discontinued operations	-	-	514
Impairment Loss on Discontinued Operations:			
Impairment loss on discontinued operations before tax	-	-	-
Benefit for income tax	-	-	-
Net impairment loss on discontinued operations	-	-	-
Discontinued operations, net of income tax	$ -	$ -	$ 514

Inventories

(In thousands)	2009	2008	2007
Finished products	$ 48,198	$ 51,807	$ 76,804
Materials and work in process	40,322	60,155	52,641
LIFO reserve	(23,376)	(27,672)	(20,904)
	$ 65,144	$ 84,290	$108,541

Property, Plant, and Equipment

(In thousands)	2009	2008	2007
Land and land improvements	$ 21,815	$ 23,753	$ 23,805
Buildings	267,596	277,898	268,650
Machinery and equipment	490,287	525,996	501,950
Construction and equipment installation in progress	8,377	21,738	25,858
	788,075	849,385	820,263
Less: accumulated depreciation	527,973	533,779	514,832
	$260,102	$315,606	$305,431

Goodwill and Other Intangible Assets

The Corporation evaluates its goodwill for impairment on an annual basis during the fourth quarter or whenever indicators of impairment exist. The Corporation estimates the fair value of its reporting units using various valuation techniques, with the primary technique being a discounted cash flow analysis. The Corporation has eleven reporting units within its office furniture and hearth products operating segments, of which seven contained goodwill during the fourth quarter analysis. These reporting units constitute components for which discrete financial information is available and regularly reviewed by segment management. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. The estimate of fair value of each reporting unit is based on management's projection of revenues, gross margin, operating costs and cash flows considering historical and estimated future results, general economic and market conditions as well as the impact of planned business and operational strategies. The valuations employ present value techniques to measure fair value and consider market factors. Management believes the assumptions used for the impairment test are consistent with those utilized by a market participant in performing similar valuations of its reporting units. A separate discount rate was utilized for each reporting unit with rates ranging from 11.0% to 12.0%. Management bases its fair value estimates on assumptions they believe to be reasonable at the time, but such assumptions are subject to inherent uncertainty. Actual results may differ from those estimates. In addition, for reasonableness, the summation of all the reporting units' fair values is compared to the Corporation's market capitalization.

If the fair value of the reporting unit is less than its carrying value, an additional step is required to determine the implied fair value of goodwill associated with that reporting unit. The implied fair value of goodwill is determined by first allocating the fair value of the reporting unit to all of its assets and liabilities and then computing the excess of the reporting unit's fair value over the amounts assigned to the assets and liabilities. If the carrying value of goodwill exceeds the implied fair value of goodwill, such excess represents the amount of goodwill impairment, and, accordingly such impairment is recognized.

As a result of the review performed in the fourth quarter of 2009, the Corporation determined the carrying amount of a reporting unit acquired in the previous year in the office furniture segment exceeded its fair value. Management then compared the carrying value of goodwill to the implied fair value of the goodwill of this reporting unit, and concluded that $7 million of impairment charges needed to be recognized. Goodwill of $24 million remains on the balance sheet of this reporting unit as of January 2, 2010. The Corporation recorded $17 million of impairment charges in 2008. The reporting units impacted included an office furniture services unit, dealer distribution unit, and a recent acquisition with goodwill charges of approximately $10 million, $5 million and $2 million, respectively.

The changes to fair value in the reporting unit that triggered impairment charges in the fourth quarter were primarily attributable to the continued deterioration in market conditions which became apparent in the fourth quarter as management completed its annual strategic planning process and caused management to change its estimates of the timing of market recovery. The Corporation factored these current market conditions and estimates into its projected forecasts of sales, operating income and cash flows of each reporting unit through the course of its strategic planning process completed in the fourth quarter.

The significant estimates and assumptions used in estimating future cash flows of its reporting units are based on management's view of longer-term broad market trends. Management combines this trend data with estimates of current economic conditions in the U.S., competitor behavior, the mix of products sales, commodity costs, wage rates, the level of manufacturing capacity, and the pricing environment. In addition, estimates of fair value are impacted by estimates of the market participant derived weighted average cost of capital. The Corporation's cash flow projections in most of its reporting units assumed virtually flat revenue and cash flows in 2010 and that significant recovery would not begin until 2011. As a reasonableness test, management also compared the market capitalization of the Corporation at January 2, 2010 to the aggregate fair value of the reporting units, resulting in an implied control premium of approximately 25 percent. Management believes this implied control premium is reasonable, in light of the synergies across its operating units, lean manufacturing environment and strong position in the markets it serves.

The Corporation also owns trade names having a net value of $42.1 million as of January 2, 2010, $60.6 million as of January 3, 2009, and $43.5 million as of December 29, 2007. The trade names are deemed to have an indefinite useful life because they are expected to generate cash flow indefinitely. The Corporation determines the fair value of indefinite lived trade names on an annual basis during the fourth quarter or whenever indication of impairment exists. The Corporation performed its fiscal 2009 assessment of indefinite lived trade names during the fourth quarter. The estimate of the fair value of the trade names was based on a discounted cash flow model using inputs which included: projected revenues from management's long term plan, assumed royalty rates that could be payable if the trade names were not owned and a discount rate. As a result of the review the Corporation determined the carrying value of certain trade names acquired over the past few years in the office furniture segment exceeded their fair value and recorded an $18 million impairment charge. The Corporation recorded a $5 million impairment charge for certain office furniture trade names in 2008.

The table below summarizes amortizable definite-lived intangible assets, which are reflected in Other Assets in the Corporation's Consolidated Balance Sheets:

(in thousands)	2009	2008	2007
Patents	$ 19,325	$ 19,325	$ 18,780
Customer lists and other	115,451	115,664	101,320
Less: accumulated amortizations	68,004	56,098	45,833
Net intangible assets	$ 66,772	$ 78,891	$ 74,267

Amortization expense for definite-lived intangibles for 2009, 2008, and 2007, was $12.1 million, $10.3 million, and $9.2 million, respectively and was recorded in Selling and Administrative Expenses on the Consolidated Statements of Income. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the following five fiscal years is as follows:

(in millions)	2010	2011	2012	2013	2014
Amortization expense	$9.0	$6.8	$5.9	$5.4	$4.8

The occurrence of events such as acquisitions, dispositions, or impairments in the future may result in changes to amounts. The changes in the carrying amount of goodwill since December 30, 2006, are as follows by reporting segment:

(In thousands)	Office Furniture	Hearth Products	Total
Balance as of December 30, 2006			
Goodwill	$ 90,469	$166,946	$257,415
Accumulated impairment losses	(5,654)	-	(5,654)
	84,815	166,946	251,761
Goodwill acquired during the year	3,510	5,003	8,513
Impairment losses	-	-	-
Goodwill related to the sale of business units	(710)	(389)	(1,099)
Final purchase price allocations/contingent payments from prior year acquisitions	(2,341)	-	(2,341)
Balance as of December 29, 2007			
Goodwill	90,928	171,560	262,488
Accumulated impairment losses	(5,654)	-	(5,654)
	85,274	171,560	256,834
Goodwill acquired during the year	33,020	-	33,020
Impairment losses	(16,955)	-	(16,955)
Goodwill related to the sale of business units		(355)	(355)
Final purchase price allocations/contingent payments from prior year acquisitions		(4,152)	(4,152)
Balance as of January 3, 2009			
Goodwill	123,948	167,053	291,001
Accumulated impairment losses	(22,609)	-	(22,609)
	101,339	167,053	268,392
Goodwill acquired during the year	-	-	-
Impairment losses	(6,750)	-	(6,750)
Goodwill related to the sale of business units	-	(1,028)	(1,028)
Final purchase price allocations/contingent payments from prior year acquisitions	-	500	500
Balance as of January 2, 2010			
Goodwill	123,948	166,525	290,473
Accumulated impairment losses	(29,359)	-	(29,359)
	$ 94,589	$166,525	$261,114

The goodwill increases relate to acquisitions completed. See the Business Combinations note. The decreases in goodwill in the office furniture segment in 2009 and 2008 were due to the impairment charges described above. The decrease in goodwill in the office furniture segment in 2007 is due to goodwill associated with office services business units held for sale and final purchase price allocations for previous acquisitions. The decreases in the hearth products segment relates to the sale of a few small service and distribution locations and final purchase price allocations for previous acquisitions.

Accounts Payable and Accrued Expenses

(In thousands)	2009	2008	2007
Trade accounts payable	$114,448	$ 96,820	$133,293
Compensation	24,978	27,764	30,544
Profit sharing and retirement expense	19,668	26,905	30,441
Marketing expenses	26,391	51,786	61,568
Freight	15,972	11,586	13,980
Other accrued expenses	98,261	98,570	97,494
	$299,718	$313,431	$367,320

Long-Term Debt

(In thousands)	2009	2008	2007
Note payable to bank, revolving credit agreement with interest at a variable rate (2009-0.54%; 2008-0.79%; 2007-5.46%)	$50,000	$107,500	$128,000
Note payable to bank, with interest at a fixed rate (2008-3.08%; 2007-5.03%)	-	14,294	14,205
Senior notes due in 2016 with interest at a fixed rate of 5.54% per annum.	150,000	150,000	150,000
Note payable to bank, with interest at a variable rate (2008-2.36%)	-	47,500	-
Industrial development revenue bonds, payable 2018 with interest at a variable rate (2008-1.40%; 2007-3.55%)	-	2,300	2,300
Other notes and amounts	-	-	63
Total debt	200,000	321,594	294,568
Less: current portion	-	54,294	14,253
Long-term debt	$200,000	$267,300	$280,315

Aggregate maturities of long-term debt are as follows:

(In thousands)	
2010	$ -
2011	50,000
2012	-
2013	-
2014	-
Thereafter	$150,000

On January 28, 2005, the Corporation replaced a $136 million revolving credit facility entered into on May 10, 2002 with a new revolving credit facility that provided for a maximum borrowing of $150 million subject to increase (to a maximum amount of $300 million) or reduction from time to time according to the terms of the facility. On December 22, 2005, the Corporation increased the facility to the maximum amount of $300 million. Amounts borrowed under the revolving credit facility may be borrowed, repaid, and reborrowed from time to time until January 28, 2011. As of January 2, 2010, $50 million was outstanding under the revolving credit facility and classified as long-term.

On April 6, 2006, the Corporation refinanced $150 million of borrowings outstanding under the revolving credit facility with 5.54 percent ten-year unsecured Senior Notes due in 2016 issued through the private placement debt market. Interest payments are due semi-annually on April 1 and October 1 of each year and the principal is due in a lump sum in 2016. The Corporation maintained the revolving credit facility with a maximum borrowing of $300 million.

On June 30, 2008, the Corporation entered into a Credit Agreement which allowed for a one-time borrowing of $50 million in the form of a term loan. The Corporation paid off the term loan during 2009.

Certain of the above borrowing arrangements include covenants which limit the assumption of additional debt and lease obligations. The Corporation has been and currently is in compliance with the covenants related to these debt agreements. The fair value of the Corporation's outstanding variable rate long-term debt obligations at year-end 2009 approximates the carrying value. The fair value of the Corporation's outstanding fixed rate long-term debt obligations is estimated to be $151 million, slightly above the carrying value of $150 million.

Income Taxes
Significant components of the provision for income taxes including those related to noncontrolling interest and discontinued operations are as follows:

(In thousands)	2009	2008	2007
Current:			
Federal	$ 5,400	$18,165	$53,965
State	(278)	2,402	6,588
Foreign	780	482	811
Current provision	5,902	21,049	61,364
Deferred:			
Federal	(5,065)	3,265	(3,031)
State	(2,673)	222	(353)
Foreign	422	(954)	(418)
Deferred provision	(7,316)	2,533	(3,802)
	$(1,414)	$23,582	$57,562

The differences between the actual tax expense (benefit) and tax expense (benefit) computed at the statutory U.S. Federal tax rate are explained as follows:

	2009	2008	2007
Federal statutory tax expense (benefit)	$(2,750)	$24,161	$62,000
State taxes, net of federal tax effect	(1,919)	1,813	4,049
Credit for increasing research activities	(1,100)	(1,700)	(1,600)
Deduction related to domestic production activities	(316)	(1,242)	(2,383)
Foreign income tax	1,202	543	393
Excludable foreign income	(670)	(1,096)	(3,555)
True-up of deferred tax items	2,137	436	(1,028)
Basis in subsidiary	4,378	(3,073)	-
Valuation allowance	(3,073)	3,073	-
Uncertain tax positions	636	814	911
Other tax credits	(213)	(400)	(400)
Other – net	274	254	(1,107)
Total income tax expense (benefit)	$(1,414)	$23,583	$57,280

The Corporation recorded additional deferred tax assets in 2008 for the tax basis in the stock of a subsidiary in excess of the net tax basis of the subsidiary's assets and liabilities. As a result of managements change in intent of potential disposition of this subsidiary the deferred tax assets and related valuation allowance were reduced.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Corporation's deferred tax liabilities and assets are as follows:

(In thousands)	2009	2008	2007
Net long-term deferred tax liabilities:			
Tax over book depreciation	$ 1,334	$ (1,028)	$ 1,614
Compensation	3,221	3,175	4,624
Goodwill	(40,314)	(42,802)	(38,559)
Basis in subsidiary	-	5,314	-
Valuation allowance	-	(1,981)	-
Other – net	11,532	12,051	5,649
Total net long-term deferred tax liabilities	(24,227)	(25,271)	(26,672)
Net current deferred tax assets:			
Allowance for doubtful accounts	2,337	2,601	3,491
Vacation accrual	4,029	3,646	5,302
Inventory differences	3,845	3,878	2,572
Deferred income	(2,798)	(3,836)	(4,484)
Warranty accruals	4,742	5,177	4,234
Valuation allowance	-	(1,092)	-
Other – net	8,144	5,939	6,713
Total net current deferred tax assets	20,299	16,313	17,828
Net deferred tax (liabilities) assets	$(3,928)	$(8,958)	$ (8,844)

The Corporation adopted new FASB authoritative guidance on accounting for uncertainty in income taxes effective December 31, 2006, the beginning of fiscal 2007. As a result of the adoption, the Corporation recognized a $1.7 million increase in the liability for unrecognized benefits. This increase in liability resulted in a decrease to the December 31, 2006 retained earnings balance in the amount of $0.5 million and a reduction in deferred tax liabilities of $1.2 million.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(In thousands)	2009	2008	2007
Unrecognized tax benefits, beginning of period	$3,646	$2,839	$3,895
Increases (decreases) in positions taken in a prior period	(71)	796	49
Decreases in positions taken in a prior period	(500)	(52)	(6)
Increases in positions taken in a current period	651	834	1,018
Decreases due to settlements	(204)	(391)	(2,117)
Decrease due to lapse of statute of limitations	(76)	(380)	-
Unrecognized tax benefits, end of period	$3,446	$3,646	$2,839

The amount of unrecognized tax benefits which would impact the Corporation's effective tax rate, if recognized, was $3.2 million at January 2, 2010, $3.2 million at January 3, 2009 and $2.3 million at December 29, 2007.

The Corporation recognized interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses which is consistent with the recognition of these items in prior reporting. Interest and penalties recognized in the Consolidated Statements of Income amounted to a benefit of $0.1 million. The Corporation had recorded a liability for interest and penalties related to unrecognized tax benefits of $0.4 million, $0.4 million, and $0.4 million as of January 2, 2010, January 3, 2009, and December 29, 2007, respectively.

The Internal Revenue Service (the "IRS") has completed the examination of all federal income tax returns through 2004 with no issues pending or unresolved. The years 2005 through 2009 remain open for examination by the IRS. The years 2005 through 2009 are currently under examination or remain open to examination by several states.

As of January 2, 2010, it is reasonably possible the amount of unrecognized tax benefits may increase or decrease within the twelve months following the reporting date. These increases or decreases in the unrecognized tax benefits would be due to new positions that may be taken on income tax returns, settlement of tax positions and the closing of statutes of limitation. It is not expected that any of the changes will be material individually or in total to the results or financial position of the Corporation.

Derivative Financial Instruments

The Corporation uses derivative financial instruments to reduce its exposure to adverse fluctuations in interest rates. On the date a derivative is entered into, the Corporation designates the derivative as (i) a fair value hedge, (ii) a cash flow hedge, (iii) a hedge of a net investment in a foreign operation or (iv) a risk management instrument not eligible for hedge accounting. The Corporation recognizes all derivatives on its consolidated balance sheet at fair value.

In June 2008, the Corporation entered into an interest rate swap agreement, designated as a cash flow hedge, for purposes of managing its benchmark interest rate fluctuation risk. Under the interest rate swap agreement, the Corporation pays a fixed rate of interest and receives a variable rate of interest equal to the one-month LIBOR as determined on the last day of each monthly settlement period on an aggregated notional principal amount of $50 million. The net amount paid or received upon monthly settlements is recorded as an adjustment to interest expense, while the change in fair value is recorded as a component of accumulated other comprehensive income in the equity section of the Corporation's Consolidated Balance Sheet. The interest rate swap agreement matures in 2011.

The aggregate fair market value of the interest rate swap as of January 2, 2010 was a liability of $2.5 million, of which $1.9 million is included in current liabilities and $0.6 million is included in long-term liabilities in the Corporation's Consolidated Balance Sheet as of January 2, 2010. For the year ended January 2, 2010, the Corporation recorded a deferred net loss of $1.1 million in other comprehensive income and reclassified $1.7 million of losses from other comprehensive income to current period earnings as interest expense in its Consolidated Statements of Income.

As of January 2, 2010, $1.2 million of deferred net losses, net of tax, included in equity ("Accumulated other comprehensive income" in the Corporation's Consolidated Balance Sheets) related to this interest rate swap, are expected to be reclassified to current earnings ("Interest expense" in the Corporation's Consolidated Statement of Income) over the next twelve months.

Fair Value Measurements of Financial Instruments

For recognition purposes, on a recurring basis the Corporation is required to measure at fair value its marketable securities and its investment in target funds. The marketable securities were comprised of investments in money market funds. The target funds are reported as both current and noncurrent assets based on the portion that is anticipated to be used for current operations. When available the Corporation uses quoted market prices to determine fair value and classify such measurements within Level 1. In some cases where market prices are not available, the Corporation makes use of observable market based inputs to calculate fair value, in which case the measurements are classified within Level 2.

Assets measured at fair value for the year ended January 2, 2010 were as follows:

(In thousands)	Fair value as of measurement date	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Investment in target funds	$ 5,744	$ -	$ 5,744	$ -
Derivative financial instrument	$(2,548)	$ -	$(2,548)	$ -

Assets measured at fair value for the Corporation's fiscal year ended January 3, 2009 were as follows:

(In thousands)	Fair value as of measurement date	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Marketable securities	$ 3,696	$ 3,696	$ -	$ -
Investment in target funds	$ 25,047	$ -	$ 25,047	$ -
Derivative financial instrument	$(3,106)	$ -	$(3,106)	$ -

Shareholders' Equity

	2009	2008	2007
Common Stock, $1 Par Value			
Authorized	200,000,000	200,000,000	200,000,000
Issued and outstanding	45,093,379	44,324,409	44,834,519
Preferred Stock, $1 Par Value			
Authorized	2,000,000	2,000,000	2,000,000
Issued and outstanding		-	-

The Corporation purchased 0; 1,004,700; and 3,581,707 shares of its common stock during 2009, 2008, and 2007, respectively. The par value method of accounting is used for common stock repurchases. The excess of the cost of shares acquired over their par value is allocated to Additional Paid-In Capital with the excess charged to Retained Earnings on the Corporation's Consolidated Balance Sheet.

The following table reconciles net income to comprehensive income attributable to HNI Corporation:

(In thousands)	2009	2008	2007
Net income (loss)	$ (6,259)	$ 45,607	$119,960
Other comprehensive income, net of income tax as applicable:			
Foreign currency translation adjustments	(94)	1,355	765
Change in unrealized gains (losses) on marketable securities	134	14	(148)
Change in pension and postretirement liability	745	(2,184)	3,291
Change in derivative financial instruments	348	(1,938)	-
Comprehensive income (loss)	(5,126)	42,854	123,868
Comprehensive income attributable to noncontrolling interest	183	157	(418)
Comprehensive income (loss) attributable to HNI Corporation	$ (5,309)	$ 42,697	$124,286

The following table summarizes the components of accumulated other comprehensive loss and the changes in accumulated other comprehensive loss, net of tax as applicable:

(In thousands)	Foreign Currency Translation Adjustment	Unrealized Gains (Losses) on Marketable Securities	Pension Postretirement Liability	Derivative Financial Instruments	Accumulated Other Comprehensive Loss
Balance at December 30, 2006	$ 1,500	$ -	$(4,562)	$ -	$(3,062)
Change during year	765	(148)	3,291	-	3,908
Balance at December 29, 2007	2,265	(148)	(1,271)	-	846
Change during year	1,355	14	(2,184)	(1,938)	(2,753)
Balance at January 3, 2009	3,620	(134)	(3,455)	(1,938)	(1,907)
Change during year	(94)	134	745	348	1,133
Balance at January 2, 2010	$ 3,526	$ -	$(2,710)	$(1,590)	$ (774)

In May 2007, the Corporation registered 300,000 shares of its common stock under its 2007 Equity Plan for Non-Employee Directors of HNI Corporation, as amended (the "Director Plan"). This plan permits the Corporation to issue to its non-employee directors options to purchase shares of Corporation common stock, restricted stock of the Corporation and awards of Corporation common stock. The plan also permits non-employee directors to elect to receive all or a portion of their annual retainers and other compensation in the form of shares of Corporation common stock. Upon approval of this plan in May 2007, no awards are granted under the 1997 Equity Plan for Non-Employee Directors of HNI Corporation, but all outstanding awards previously granted under that plan shall remain outstanding in accordance with their terms. During 2009, 2008, and 2007, 39,914; 31,599; and 17,349 shares, respectively, of Corporation common stock were issued under these plans.

Cash dividends declared and paid per share for each year are:

(In dollars)	2009	2008	2007
Common shares	$.86	$.86	$.78

During 2002, shareholders approved the 2002 Members' Stock Purchase Plan, as amended January 1, 2007. Under the plan, 800,000 shares of common stock were registered for issuance to participating members. On June 12, 2009 an additional 1,000,000 shares of common stock were registered for issuance to participating members. Beginning on June 30, 2002, rights to purchase stock are granted on a quarterly basis to all members who customarily work 20 hours or more per week and who customarily work for five months or more in any calendar year. The price of the stock purchased under the plan is 85% of the closing price on the exercise date. No member may purchase stock under the plan in an amount which exceeds a maximum fair value of $25,000 in any calendar year. During 2009, 147,723 shares of common stock were issued under the plan at an average price of $13.77. During 2008, 209,061 shares of common stock were issued under the plan at an average price of $17.90. During 2007, 127,436 shares of common stock were issued under the plan at an average price of $33.43. An additional 923,396 shares were available for issuance under the plan at January 2, 2010.

The Corporation has entered into change in control employment agreements with certain corporate officers and other key members. According to the agreements, a change in control occurs when a third person or entity becomes the beneficial owner of 20% or more of the Corporation's common stock when more than one-third of the Board is composed of persons not recommended by at least three-fourths of the incumbent Board, upon certain business combinations involving the Corporation or upon approval by the Corporation's shareholders of a complete liquidation or dissolution. Upon a change in control, a key member is deemed to have a two-year employment agreement with the Corporation, and all of his or her benefits vest under the Corporation's compensation plans. If, at any time within two years of the change in control, his or her employment is terminated by the Corporation for any reason other than cause or disability, or by the key member for good reason, as such terms are defined in the agreement, then the key member is entitled to receive, among other benefits, a severance payment equal to two times (three times for the Corporation's Chairman, President and CEO) annual salary and the average of the prior two years' bonuses.

Stock-Based Compensation

Under the Corporation's 2007 Stock-Based Compensation Plan (the "Plan"), as amended effective May 8, 2007, the Corporation may award options to purchase shares of the Corporation's common stock and grant other stock awards to executives, managers and key personnel. Upon shareholder approval of the Plan in May 2007, no future awards were granted under the Corporation's 1995 Stock-Based Compensation Plan, but all outstanding awards previously granted under that plan shall remain outstanding in accordance with their terms. As of January 2, 2010, there were approximately 3.3 million shares available for future issuance under the Plan. The Plan is administered by the Human Resources and Compensation Committee of the Board. Restricted stock awarded under the Plan is expensed ratably over the vesting period of the awards. Stock options awarded to members under the Plan must be at exercise prices equal to or exceeding the fair market value of the Corporation's common stock on the date of grant. Stock options are generally subject to four-year cliff vesting and must be exercised within 10 years from the date of grant.

As discussed above, the Corporation also has a shareholder approved Members' Stock Purchase Plan (the "MSP Plan"). The price of the stock purchased under the MSP Plan is 85% of the closing price on the applicable purchase date. During 2009, 147,723 shares of the Corporation's common stock were issued under the MSP Plan at an average price of $13.77.

The Corporation measures the cost of employee services in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes cost over the requisite service period.

Compensation cost that has been charged against operations for the two plans described above was $3.8 million, $1.6 million, and $3.6 million for the years ended January 2, 2010, January 3, 2009, and December 29, 2007, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $1.3 million, $0.5 million, and $1.2 million for the years ended January 2, 2010, January 3, 2009, and December 29, 2007, respectively.

The stock compensation expense for the years ended January 2, 2010, January 3, 2009, and December 29, 2007, was estimated on the date of grant using the Black-Scholes option-pricing model that used the following assumptions by grant year:

	Year Ended Jan. 2, 2010	Year Ended Jan. 3, 2009	Year Ended Dec. 29, 2007
Expected term	7 years	7 years	7 years
Expected volatility:			
Range used	33.83%	25.62% - 30.61%	26.97%
Weighted-average	33.83%	26.15%	26.97%
Expected dividend yield:			
Range used	4.00%	2.71% - 5.06%	1.60%
Weighted-average	4.00%	3.11%	1.60%
Risk-free interest rate:			
Range used	3.04%	3.48% - 4.62%	4.71%

Expected volatilities are based on historical volatility as the Corporation does not feel that future volatility over the expected term of the options is likely to differ from the past. The Corporation used a simple-average calculation method based on monthly frequency points for the prior seven years. The Corporation normally uses the current dividend yield as there are no plans to substantially increase or decrease its dividends. For options issued in February, 2009 the Corporation used the average dividend yield over the prior two years due to the large drop in the market at the date of grant resulting in an unsustainable dividend yield. The Corporation elected to continue to use the simplified method to determine the expected term since the awards qualified as "plain vanilla" options. The risk-free interest rate was selected based on yields from U.S. Treasury zero-coupon issues with a remaining term equal to the expected term of the options being valued.

The following table summarizes the changes in outstanding stock options since the beginning of fiscal 2007.

	Number of Shares	Weighted-Average Exercise Price
Outstanding at December 30, 2006	1,173,616	$35.27
Granted	185,823	48.66
Exercised	(214,000)	24.86
Forfeited	(102,373)	46.14
Outstanding at December 29, 2007	1,043,066	$38.72
Granted	560,786	28.70
Exercised	(19,500)	21.00
Forfeited or Expired	(119,293)	38.13
Outstanding at January 3, 2009	1,465,059	$35.17
Granted	497,734	10.36
Exercised	(41,750)	18.31
Forfeited or Expired	(65,409)	31.22
Outstanding at January 2, 2010	1,855,634	$29.03

A summary of the Corporation's nonvested shares as of January 2, 2010 and changes during the year are presented below:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 3, 2009	872,409	$11.11
Granted	497,734	2.53
Vested	(121,200)	15.77
Forfeited	(35,009)	9.59
Nonvested at January 2, 2010	1,213,934	$ 7.17

At January 2, 2010, there was $3.0 million of unrecognized compensation cost related to nonvested stock option awards, which the Corporation expects to recognize over a weighted-average period of 1.2 years. Information about stock options that are vested or expected to vest and that are exercisable at January 2, 2010, follows:

Options	Number	Weighted-Average Exercise Price	Weighted-Average Remaining Life In Years	Aggregate Intrinsic Value ($000s)
Vested or expected to vest	1,720,542	$29.50	6.6	-
Exercisable	670,700	$34.43	3.6	-

The weighted-average grant-date fair value of options granted was $2.53, $6.64, and $15.67, for 2009, 2008, and 2007, respectively. Other information for the last three years follows:

(In thousands)	Jan. 2, 2010	Jan. 3, 2009	Dec. 29, 2007
Total fair value of shares vested	$1,911	$ 2,358	$ 2,261
Total intrinsic value of options exercised	312	222	4,673
Cash received from exercise of stock options	307	410	5,321
Tax benefit realized from exercise of stock options	109	79	1,551

In 2009 the Corporation issued restricted stock units ("RSUs") to executives, managers and key personnel. The RSUs vest at the end of three years after the grant date. No dividends are accrued on the RSUs. The share-based compensation expense associated with the RSUs is based on the quoted market price of HNI Corporation shares on the date of grant less the discounted present value of dividends not received on the shares and is amortized to expense using the straight-line method from the grant date through the earlier of the vesting date or the estimated retirement eligibility date.

During the year ended January 2, 2010, RSU activity was as follows:

	Number Of Shares	Weighted-Average Grant Date Fair Value
Outstanding at January 3, 2009	-	
Granted	698,641	$7.87
Vested	-	-
Forfeited	(17,685)	7.84
Outstanding at January 2, 2010	680,956	$7.87

At January 2, 2010, there was $3.4 million of unrecognized compensation cost related to RSUs which the Corporation expects to recognize over a weighted average period of 1.2 years.

Retirement Benefits
The Corporation has defined contribution profit-sharing plans covering substantially all employees who are not participants in certain defined benefit plans. The Corporation's annual contribution to the defined contribution plans is based on employee eligible earnings and results of operations and amounted to $20.3 million, $24.5 million, and $28.1 million, in 2009, 2008, and 2007, respectively. A portion of the annual contribution is in the form of common stock of the Corporation. The amount of the stock contribution was $6.6 million in 2009, 2008, and 2007.

The Corporation sponsors defined benefit plans which include a limited number of salaried and hourly members at certain subsidiaries. The Corporation's funding policy is generally to contribute annually the minimum actuarially computed amount. Net pension costs relating to these plans were $291,000, $0, and $0, in 2009, 2008, and 2007, respectively. The actuarial present value of obligations, less related plan assets at fair value, is not significant.

The Corporation also participates in a multi-employer plan, which provides defined benefits to certain of the Corporation's union employees. Pension expense for this plan amounted to $217,000, $320,000, and $376,000, in 2009, 2008, and 2007, respectively.

Postretirement Health Care
Guidance on employers' accounting for other postretirement plans requires recognition of the overfunded or underfunded status on the balance sheet. Under this guidance, gains and losses, prior services costs and credits and any remaining transition amounts under previous guidance that have not yet been recognized through net periodic benefit cost are recognized in accumulated other comprehensive income (loss), net of tax effects, until they are amortized as a component of net periodic benefit cost. Also, the measurement date – the date at which the benefit obligation and plan assets are measured – is required to be the Corporation's fiscal year-end.

(In thousands)	2009	2008	2007
Change in benefit obligation			
Benefit obligation at beginning of year	$ 14,864	$ 15,603	$ 19,082
Service cost	391	396	480
Interest cost	959	963	1,067
Plan changes	-	-	(584)
Benefits paid	(823)	(1,147)	(1,361)
Actuarial (gain)/loss	(137)	(951)	(3,081)
Benefit obligation at end of year	$ 15,254	$ 14,864	$ 15,603
Change in plan assets			
Fair value at beginning of year	$ -	$ 5,819	$ 6,693
Actual return on assets	-	(274)	487
Employer contribution	823	159	-
Transferred out	-	(4,557)	-
Benefits paid	(823)	(1,147)	(1,361)
Fair value at end of year	$ -	$ -	$ 5,819
Funded Status of Plan	$(15,254)	$(14,864)	$ (9,784)
Amounts recognized in the Statement of Financial Position consist of:			
Current liabilities	$ 1,067	$ 1,089	$ -
Noncurrent liabilities	$ 14,187	$ 13,775	$ 9,784
Amounts recognized in Accumulated Other Comprehensive Income (before tax) consist of:			
Actuarial (gain)/loss	$ (1,720)	$ (1,592)	$ (1,273)
Transition (asset)/obligation	1,639	2,147	2,654
Prior service cost	-	-	-
	$ (81)	$ 555	$ 1,381
Change in Accumulated Other Comprehensive Income (before tax):			
Amount disclosed at beginning of year	$ 555	$ 1,381	$ 6,118
Actuarial (gain)/loss	(137)	(319)	-
Amortization of actuarial gain or loss	9	-	(3,342)
Amortization of transition amount	(508)	(507)	(964)
Amortization of prior service cost	-	-	(431)
Amount disclosed at end of year	$ (81)	$ 555	$ 1,381

Estimated Future Benefit Payments (In thousands)	
Fiscal 2010	1,067
Fiscal 2011	1,055
Fiscal 2012	1,047
Fiscal 2013	1,046
Fiscal 2014	1,052
Fiscal 2015 – 2019	5,738
Expected Contributions During Fiscal 2010	
Total	$1,067

The discount rates at fiscal year-end 2009, 2008, and 2007, were 5.7%, 6.7%, and 6.4%, respectively. The Corporation payment for these benefits has reached the maximum amounts per the plan; therefore, healthcare trend rates have no impact on the Corporation's cost. Approximately $4.5 million of assets previously held in a voluntary employee benefit association (VEBA) fund designated to pay retiree healthcare claims were transferred into a VEBA fund designated to pay active healthcare claims during 2008. As such there were no funds designated as plan assets as of end of 2008 and 2009.

Components of Net Periodic Postretirement Benefit Cost (in thousands)	2010
Service cost	$ 391
Interest cost	959
Amortization of net (gain)/loss	(9)
Amortization of unrecognized transition (asset)/obligation	508
Net periodic postretirement benefit cost/(income)	$1,849

A discount rate of 5.7% was used to determine net periodic benefit cost for 2010. The discount rate is set at the measurement date to reflect the yield of a portfolio of high quality, fixed income debt instruments. There are no plan assets invested.

Leases

The Corporation leases certain warehouse and plant facilities and equipment. Commitments for minimum rentals under non-cancelable leases at the end of 2009 are as follows:

(In thousands)	Capitalized Leases	Operating Leases
2010	$ 40	$31,640
2011	0	26,863
2012	-	13,094
2013	-	6,648
2014	-	5,855
Thereafter	-	13,691
Total minimum lease payments	40	$97,791
Less: amount representing interest	1	
Present value of net minimum lease payments, including current maturities of $39	$ 39	

Property, plant and equipment at year-end include the following amounts for capitalized leases:

(In thousands)	2009	2008	2007
Buildings	$ -	$ -	$3,299
Machinery and equipment	438	869	906
Office equipment	-	-	-
	438	869	4,205
Less: allowances for depreciation	148	126	3,084
	$ 290	$ 743	$1,121

The Corporation purchased the leased building and sold it during 2008.

Rent expense for the years 2009, 2008, and 2007, amounted to approximately $39.4 million, $43.2 million, and $35.6 million, respectively. The Corporation has an operating lease for a production facility with annual rentals totaling approximately $401,000 with a corporation in which the minority owner of one of the Corporation's consolidated subsidiaries is an investor. There was no contingent rent expense under either capitalized and operating leases (generally based on mileage of transportation equipment) for the years 2009, 2008, and 2007.

Guarantees, Commitments and Contingencies

The Corporation utilizes letters of credit in the amount of $18 million to back certain financing instruments, insurance policies and payment obligations. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined.

The Corporation is involved in various kinds of disputes and legal proceedings that have arisen in the course of its business, including pending litigation, environmental remediation, taxes, and other claims. It is the Corporation's opinion, after consultation with legal counsel, that additional liabilities, if any, resulting from these matters are not expected to have a material adverse effect on the Corporation's quarterly or annual operating results and cash flows when resolved in a future period.

Significant Customer

One office furniture customer accounted for approximately 9%, 10%, and 11% of consolidated net sales in 2009, 2008, and 2007, respectively.

Operating Segment Information
Management views the Corporation as being in two operating segments: office furniture and hearth products, with the former being the principal segment. The office furniture segment manufactures and markets a broad line of metal and wood commercial and home office furniture which includes storage products, desks, credenzas, chairs, tables, bookcases, freestanding office partitions and panel systems and other related products. The hearth products segment manufactures and markets a broad line of gas, electric, wood and biomass burning fireplaces, inserts, stoves, facings and accessories, principally for the home.

For purposes of segment reporting, intercompany sales transfers between segments are not material, and operating profit is income before income taxes exclusive of certain unallocated corporate expenses. These unallocated corporate expenses include the net costs of the Corporation's corporate operations, interest income, and interest expense. Management views interest income and expense as corporate financing costs and not as an operating segment cost. In addition, management applies an effective income tax rate to its consolidated income before income taxes so income taxes are not reported or viewed internally on a segment basis. Identifiable assets by segment are those assets applicable to the respective industry segments. Corporate assets consist principally of cash and cash equivalents, short-term investments, long-term investments and corporate office real estate and related equipment.

No geographic information for revenues from external customers or for long-lived assets is disclosed since the Corporation's primary market and capital investments are concentrated in the United States.

Reportable segment data reconciled to the consolidated financial statements for the years ended 2009, 2008, and 2007, is as follows for continuing operations:

(In thousands)	2009	2008	2007
Net sales:			
Office furniture	$1,370,197	$2,054,037	$2,108,439
Hearth products	286,092	423,550	462,033
	$1,656,289	$2,477,587	$2,570,472
Operating profit:			
Office furniture [(a)]	$ 50,376	$ 101,447	$ 195,274
Hearth products [(b)]	(17,194)	11,759	36,444
Total operating profit	33,182	113,206	231,718
Unallocated corporate expenses	(40,855)	(44,016)	(53,992)
Income (loss) before income taxes	$ (7,673)	$ 69,190	$ 177,726
Depreciation and amortization expense:			
Office furniture	$ 52,137	$ 50,511	$ 49,294
Hearth products	19,041	15,212	14,453
General corporate	3,689	4,432	4,426
	$ 74,867	$ 70,155	$ 68,173
Capital expenditures:			
Office furniture	$ 13,482	$ 59,101	$ 47,408
Hearth products	3,484	10,530	8,736
General corporate	588	1,865	2,770
	$ 17,554	$ 71,496	$ 58,914
Identifiable assets:			
Office furniture	$ 579,187	$ 730,348	$ 724,447
Hearth products	291,518	326,168	356,273
General corporate	123,621	109,113	126,256
	$ 994,326	$1,165,629	$1,206,976

(a) Included in operating profit for the office furniture segment are pretax charges of $34.9, $25.5 million, and $8.7 million, for closing of facilities and impairment charges in 2009, 2008, and 2007, respectively.
(b) Included in operating profit for the hearth products segment are pretax charges of $5.5, $0.3 million, and $1.1 million for closing facilities in 2009, 2008, and 2007, respectively.

Summary of Quarterly Results of Operations (Unaudited)
The following table presents certain unaudited quarterly financial information for each of the past 12 quarters. In the opinion of the Corporation's management, this information has been prepared on the same basis as the consolidated financial statements appearing elsewhere in this report and includes all adjustments (consisting only of normal recurring accruals) necessary to present fairly the financial results set forth herein. Results of operations for any previous quarter are not necessarily indicative of results for any future period.

Year-End 2009: (In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$405,666	$382,990	$453,956	$413,677
Cost of products sold	280,931	253,509	287,352	263,716
Gross profit	124,735	129,481	166,604	149,961
Selling and administrative expenses	136,257	124,766	129,897	135,426
Restructuring related charges (income)	5,085	3,878	4,440	27,040
Operating income (loss)	(16,607)	837	32,267	(12,505)
Interest income (expense) – net	(3,063)	(2,924)	(3,116)	(2,562)
Income (loss) from continuing operations before tax	(19,670)	(2,087)	29,151	(15,067)
Income taxes	(7,811)	(697)	11,391	(4,297)
Net income attributable to the noncontrolling interest	27	7	146	3
Net income (loss) attributable to Parent Company	$(11,886)	($ 1,397)	$ 17,614	$(10,773)
Net income (loss) per common share – basic	($0.27)	($0.03)	$0.39	$(0.24)
Weighted-average common shares outstanding – basic	44,612	44,895	44,994	45,054
Net income (loss) per common share – diluted	$(0.27)	$(0.03)	$0.39	$(0.24)
Weighted-average common shares outstanding – diluted	44,612	44,895	45,598	45,054
As a Percentage of Net Sales				
Net sales	100.0%	100.0%	100.0%	100.0%
Gross profit	30.7	33.8	36.7	36.3
Selling and administrative expenses	33.6	32.6	28.6	32.7
Restructuring related charges	1.3	1.0	1.0	6.5
Operating income (loss)	(4.1)	0.2	7.1	(3.0)
Income taxes	(1.9)	(0.2)	2.5	(1.0)
Net income (loss) attributable to Parent Company	(2.9)	(0.4)	3.9	(2.6)

Year-End 2008: (In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$563,383	$613,114	$663,141	$637,949
Cost of products sold	379,345	403,671	438,423	427,536
Gross profit	184,038	209,443	224,718	210,413
Selling and administrative expenses	172,555	182,673	189,577	173,065
Restructuring related charges (income)	818	2,029	1,497	21,515
Operating income	10,665	24,741	33,644	15,833
Interest income (expense) – net	(3,414)	(4,184)	(4,037)	(4,058)
Income from continuing operations before tax	7,251	20,557	29,607	11,775
Income taxes	3,130	7,098	10,101	3,254
Net income attributable to the noncontrolling interest	144	(10)	17	6
Net income attributable to Parent Company	$ 3,977	$ 13,469	$19,489	$ 8,515
Net income per common share – basic	$0.09	$0.30	$0.44	$0.19
Weighted-average common shares outstanding – basic	44,537	44,233	44,213	44,259
Net income per common share – diluted	$0.09	$0.30	$0.44	$0.19
Weighted-average common shares outstanding – diluted	44,706	44,370	44,340	44,386
As a Percentage of Net Sales				
Net sales	100.0%	100.0%	100.0%	100.0%
Gross profit	32.7	34.2	33.9	33.0
Selling and administrative expenses	30.6	29.8	28.6	27.1
Restructuring related charges	0.1	0.3	0.2	3.4
Operating income	1.9	4.0	5.1	2.5
Income taxes	0.6	1.2	1.5	0.5
Net income attributable to Parent Company	0.7	2.2	2.9	1.3

Year-End 2007: (In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$609,200	$618,160	$674,628	$668,484
Cost of products sold	402,500	402,523	434,385	425,289
Gross profit	206,700	215,637	240,243	243,195
Selling and administrative expenses	170,814	169,559	176,904	185,052
Restructuring related charges (income)	(136)	728	4,264	4,932
Operating income	36,022	45,350	59,075	53,211
Interest income (expense) – net	(4,036)	(4,578)	(4,489)	(3,829)
Income from continuing operations before tax	31,986	40,772	54,586	49,382
Income taxes	11,379	14,417	19,377	12,107
Net income attributable to the noncontrolling interest	(44)	(38)	(98)	(238)
Income from continuing operations	20,651	26,393	35,307	37,513
Discontinued operations, less applicable taxes	30	484	-	-
Net income attributable to Parent Company	$20,681	$26,877	$35,307	$37,513
Net income from continuing operations – basic	$ .43	$ .56	$ .76	$ .82
Net income from discontinued operations – basic	.00	.01	-	-
Net income per common share – basic	$ .43	$ .57	$ .76	$ .82
Weighted-average common shares outstanding – basic	47,996	46,937	46,256	45,550
Net income from continuing operations – diluted	$ .43	$ .56	$ .76	$ .82
Net income from discontinued operations – diluted	.00	.01	-	-
Net income per common share – diluted	$ .43	$ .57	$ .76	$ .82
Weighted-average common shares outstanding – diluted	48,278	47,199	46,487	45,775
As a Percentage of Net Sales				
Net sales	100.0%	100.0%	100.0%	100.0%
Gross profit	33.9	34.9	35.6	36.4
Selling and administrative expenses	28.0	27.4	26.2	27.7
Restructuring related charges	(0.0)	0.1	0.6	0.7
Operating income	5.9	7.3	8.8	8.0
Income taxes	1.9	2.3	2.9	1.8
Income from continuing operations	3.4	4.3	5.2	5.6
Discontinued operations, less applicable taxes	0.0	0.1	-	-
Net income attributable to Parent Company	3.4	4.3	5.2	5.6

INVESTOR INFORMATION

Common Stock Market Prices and Dividends (Unaudited)
Quarterly 2009 – 2007

2009 by Quarter	High	Low	Dividends per Share
1st	$17.29	$7.70	$.215
2nd	19.00	11.00	.215
3rd	24.26	15.85	.215
4th	29.40	21.94	.215
Total Dividends Paid			$.86

2008 by Quarter	High	Low	Dividends per Share
1st	$37.97	$26.64	$.215
2nd	28.37	18.07	.215
3rd	34.37	16.71	.215
4th	25.76	9.09	.215
Total Dividends Paid			$.86

2007 by Quarter	High	Low	Dividends per Share
1st	$51.65	$43.95	$.195
2nd	47.94	40.14	.195
3rd	45.35	35.56	.195
4th	44.32	33.79	.195
Total Dividends Paid			$.78

Common Stock Market Price and Price/Earnings Ratio (Unaudited)
Fiscal Years 2009 – 2005

	Market Price		Diluted Earnings per	Price/Earnings Ratio	
Year	High	Low	Share	High	Low
2009	$29.40	$7.70	$(0.14)	(210)	(55)
2008	37.97	9.09	1.02	37	9
2007	51.65	33.79	2.57	20	13
2006	61.68	38.34	2.45	25	16
2005	62.41	38.80	2.50	25	16
Five-Year Average				(21)	(0)

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

HNI CORPORATION AND SUBSIDIARIES

January 2, 2010

COL. A	COL. B	COL. C		COL. D	COL. E
		ADDITIONS			
DESCRIPTION	BALANCE AT BEGINNING OF PERIOD	(1) CHARGED TO COSTS AND EXPENSES	(2) CHARGED TO OTHER ACCOUNTS (DESCRIBE)	DEDUCTIONS (DESCRIBE)	BALANCE AT END OF PERIOD
(In thousands)					
Year ended January 2, 2010:					
Allowance for doubtful accounts	$ 8,788	$2,511	-	$4,889 (A)	$6,410
Valuation allowance for deferred tax asset	3,073	(3,073)	-	-	-
Year ended January 3, 2009:					
Allowance for doubtful accounts	$11,458	$3,107	-	$5,777 (A)	$8,788
Valuation allowance for deferred tax asset	-	$3,073	-	-	$3,073
Year ended December 29, 2007:					
Allowance for doubtful accounts	$12,796	$3,906	-	$5,244 (A)	$11,458

Note A: Excess of accounts written off over recoveries.

ITEM 15(c) - INDEX OF EXHIBITS

Exhibit Number	Description of Document
(3.1)	Articles of Incorporation of HNI Corporation, as amended[+]
(3.2)	By-laws of HNI Corporation, as amended[+]
(10.1)	HNI Corporation 2007 Stock-Based Compensation Plan, as amended, incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 4, 2009*
(10.2)	2007 Equity Plan for Non-Employee Directors of HNI Corporation, as amended*[+]
(10.3)	Form of HNI Corporation Change In Control Employment Agreement, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed November 16, 2006*
(10.4)	HNI Corporation ERISA Supplemental Retirement Plan, as amended effective January 1, 2005, incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 29, 2007*
(10.5)	Form of HNI Corporation Amended and Restated Indemnity Agreement, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed November 14, 2007*
(10.6)	Form of 2007 Equity Plan For Non-Employee Directors of HNI Corporation Participation Agreement*[+]
(10.7)	Form of HNI Corporation 2007 Stock-Based Compensation Plan Stock Option Award Agreement, incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 4, 2009*
(10.8)	Credit Agreement dated as of January 28, 2005, by and among HNI Corporation, as Borrower, certain domestic subsidiaries of the Borrower from time to time party thereto, as Guarantors, the lenders parties thereto and Wachovia Bank, National Association, as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed February 2, 2005
(10.9)	Description of Material Compensatory Arrangements Contained in Offer Letter between HNI Corporation and Kurt Tjaden, incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 27, 2008*
(10.10)	HNI Corporation Long-Term Performance Plan, as amended effective January 1, 2005, incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 29, 2007*
(10.11)	First Amendment to Credit Agreement dated as of December 22, 2005, by and among HNI Corporation, as Borrower, certain domestic subsidiaries of the Borrower from time to time party thereto, as Guarantors, the lenders parties thereto and Wachovia Bank, National Association, as Administrative Agent, incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed February 17, 2006
(10.12)	HNI Corporation Executive Deferred Compensation Plan, as amended*[+]
(10.13)	Second Amendment to Credit Agreement dated as of April 6, 2006, by and among HNI Corporation as Borrower, certain domestic subsidiaries of the Borrower from time to time party thereto, as Guarantors, the lenders parties thereto and Wachovia Bank, National Association, as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed April 10, 2006
(10.14)	Note Purchase Agreement dated as of April 6, 2006, by and among HNI Corporation and the Purchasers named therein, incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed April 10, 2006
(10.15)	HNI Corporation Directors Deferred Compensation Plan, as amended*[+]
(10.16)	Third Amendment to Credit Agreement dated as of November 8, 2006, by and among HNI Corporation as Borrower, certain domestic subsidiaries of the Borrower from time to time party thereto, as Guarantors, the lenders parties thereto and Wachovia Bank, National Association, as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed November 8, 2006

Exhibit Number	Description of Document
(10.17)	HNI Corporation Executive Bonus Plan as amended effective January 1, 2005, incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 29, 2007*
(10.18)	Form of HNI Corporation Amendment No. 1 to Change in Control Employment Agreement incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed August 10, 2007*
(10.19)	HNI Corporation Stock-Based Compensation Plan, as amended effective August 8, 2006, incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006*
(10.20)	Form of Exercise of Stock Option granted under the HNI Corporation Stock-Based Compensation Plan, incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 27, 2008*
(10.21)	Form of HNI Corporation Stock-Based Compensation Plan Stock Option Award Agreement, incorporated by reference to Exhibit 99D to the Registrant's Current Report on Form 8-K filed February 22, 2005*
(10.22)	Fourth Amendment to Credit Agreement dated as of June 20, 2008, by and among HNI Corporation as Borrower, certain domestic subsidiaries of the Borrower from time to time party thereto as Guarantors, the lenders parties thereto and Wachovia Bank, National Association, as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed July 7, 2008
(10.23)	Credit Agreement dated as of June 30, 2008, by and among HNI Corporation, as Borrower, certain domestic subsidiaries of HNI Corporation from time to time party thereto, as Guarantors, certain lenders party thereto and Wachovia Bank, National Association, as Administrative Agent, incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed July 7, 2008
(10.24)	Form of HNI Corporation 2007 Stock-Based Compensation Plan Restricted Stock Unit Award Agreement, incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 4, 2009*
(10.25)	Form of HNI Corporation Executive Deferred Compensation Plan Deferral Election Agreement*+
(10.26)	Form of HNI Corporation Directors Deferred Compensation Plan Deferral Election Agreement*+
(21)	Subsidiaries of the Registrant+
(23)	Consent of Independent Registered Public Accounting Firm+
(31.1)	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002+
(31.2)	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002+
(32.1)	Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002+

* Indicates management contract or compensatory plan.
+ Filed herewith.

Performance Graph

Comparison of Five-Year Cumulative Return



$150
$125
$100
$75
$50
$25
HNI Corporation
S&P 500
OFIG*
OFIG** (excl. KNL)
2004
2005
2006
2007
2008
2009

Annual Return	2004	2005	2006	2007	2008	2009
HNI Corporation	$100.0	$129.2	$106.0	$86.5	$41.2	$73.9
S&P500	$100.0	$104.9	$121.4	$129.0	$83.3	$102.0
OFIG*	$100.0	$105.0	$139.4	$117.5	$55.9	$64.2
OFIG** (excl. KNL)	$100.0	$105.9	$141.0	$120.9	$55.3	$63.3

*The Office Furniture Industry Group (OFIG) is a composite peer index constructed by the Corporation weighted by market capitalization and comprised of the following companies: Herman Miller, Inc.; Kimball International, Inc.; Knoll, Inc. and Steelcase Inc. It is weighted at the beginning of each quarter according to the market capitalization of its constituents on the last trading day of the Corporation's prior fiscal quarter.

The Corporation included Knoll, Inc., one of its peers, in the OFIG now that Knoll has been a public company for over five years and sufficient data is available concerning its historical share price.

**The Office Furniture Industry Group (excl. KNL) is a composite peer index constructed by the Corporation weighted by market capitalization and comprised of the following companies: Herman Miller, Inc.; Kimball International, Inc.; and Steelcase Inc. It is weighted at the beginning of each quarter according to the market capitalization of its constituents on the last trading day of the Corporation's prior fiscal quarter.

Total returns for HNI Corporation, S&P 500, OFIG and OFIG (excl. KNL) are depicted at the end of Corporation's fiscal years. The total return assumes $100.00 invested in each of the Corporation's Common Stock, the S&P 500, OFIG stocks and the OFIG (excl. KNL) stocks at the end of the Corporation's 2004 fiscal year (January 1, 2005), plus further reinvestment of dividends on the date of dividend payment. S&P 500 returns assume S&P 500 dividends are paid and reinvested on the last trading day of each of the Corporation's fiscal quarters.

The comparative performance of the Corporation's Common Stock against the indexes as depicted in this graph is dependent on the price of stock at a particular measurement point in time. Since individual stocks are more volatile than broader stock indexes, the perceived comparative performance of the Corporation's Common Stock may vary based on the strength or weakness of the stock price at the new measurement point used in each future performance graph. For this reason, the Corporation does not believe this graph should be considered as the sole indicator of the Corporation's performance.

Dear Shareholders:



Stan A. Askren
Chairman, President
and Chief Executive Officer

The year 2009 was very challenging yet energizing. The primary drivers of our businesses – small business confidence, business spending, employment and new home construction – all continued to deteriorate significantly. The pressures on our markets and our businesses were unprecedented.

Our response to the crisis was clear and swift. We aggressively reset our cost structure, fiercely managed cash and continued to invest in long-term growth initiatives. As a result, we ended the year financially strong and competitively well positioned.

Progress and accomplishments in 2009

Our management teams and members showed the strengths of our member/owner culture and the benefits of our split-and-focus business model. Our businesses moved quickly to realign themselves with shrinking markets, executing in very dynamic conditions.

We reenergized and accelerated our Rapid Continuous Improvement (RCI)/Lean Processes to streamline business flows and improve the customer experience. Our members found efficiencies and eliminated cost in all parts of our operations.

We put in place structural cost reductions that will result in more than $150 million annual savings. We generated nearly 70 percent growth in free cash flow compared to last year, despite revenue declines. Our strong cash flow enabled us to reduce corporate debt by more than $120 million, a key accomplishment strengthening our balance sheet. We are proud of the fact that even with negative conditions we managed cash well and were the only major office furniture company to maintain our dividend for shareholders.

Financial Highlights

(Amounts in thousands, except for per share and member data)	**2009**	2008
Income Statement Data		
Net sales	**$1,656,289**	$2,477,587
Gross profit	**570,781**	828,612
Selling and administrative expenses	**526,346**	717,870
Restructuring related and impairment charges	**40,443**	25,859
Operating income	**3,992**	84,883
Net income (loss) attributable to Parent Company	**(6,442)**	45,450
Net income (loss) attributable to Parent Company as a % of:		
Net sales	**(0.4)%**	1.8%
Average shareholders' equity	**(1.5)%**	10.0%
Per common share:		
Net income (loss) attributable to Parent Company – basic	**(0.14)**	1.03
Net income (loss) attributable to Parent Company – diluted	**(0.14)**	1.02
Cash dividends	**0.86**	0.86
Balance Sheet Data		
Total assets	**$ 994,326**	$1,165,629
Long-term debt and capital lease obligations	**200,000**	267,343
Debt/capitalization ratio	**32.3%**	41.8%
Parent Company shareholders' equity	**$ 419,284**	$ 448,833
Working capital	**60,129**	44,216
Other Data		
Capital expenditures (including capitalized software)	**$ 17,554**	$ 71,496
Cash flow from operations	**193,205**	174,369
Weighted-average shares outstanding – basic	**44,888,809**	44,309,765
Weighted-average shares outstanding – diluted	**44,888,809**	44,433,945
Share repurchases	**$ –**	$ 28,553
Number of shareholders at year-end	**8,257**	8,274
Members (employees) at year-end	**8,748**	12,241

We will stay agile and flexible; building market power, improving our best cost/lean enterprise and strengthening our unique culture and capabilities.

We continued to collaborate across our businesses to improve cost and capabilities. Our e-business initiative is a prime example of leveraging our collective strength. This initiative creates efficiencies while increasing our market reach and makes it easier for customers to do business with us.

Investing in the future

We did more than cut costs; we also invested in our future. We launched a record number of new products and continued to invest in selling and marketing initiatives. We achieved record-setting operational performance and customer service at all companies. These investments position the corporation to significantly benefit from even a modest upturn in economic conditions.

Focus on the core

In each of our businesses, we are focusing on core customers and market segments. We will stay agile and flexible; building market power, improving our best cost/lean enterprise and strengthening our unique culture and capabilities. We will continue to aggressively manage cash, and drive out cost and complexity while we accelerate strategies to grow.

In the office furniture business, we will continue to leverage our strength in the supplies-driven channel as well as expand in the contract channel through exciting, innovative new products and our unique HNI value propositions. In the hearth business, we are well positioned to grow profitably when the housing market begins to recover.

We have established a solid foundation for profitable growth. Our management team is strong and experienced, and HNI's businesses are leaner and stronger than ever.

Looking ahead with confidence

It is unclear when the economy and our markets will recover. Even so, I am optimistic about the future. We have established a solid foundation for profitable growth. Our management team is strong and experienced, and HNI's businesses are leaner and stronger than ever. Market momentum is good across all businesses as they drive strategies to further improve their competitive positions and increase market share.

A word of thanks

To our shareholders, thank you for your commitment and faith in our company and our members. Thank you, HNI members, for your commitment through these tough times. Your dedication and determination are great assets to this company. As economic and market conditions improve, I am confident our efforts will result in significant profitable growth and increased shareholder value.

Sincerely,



Stan A. Askren
Chairman, President and Chief Executive Officer
HNI Corporation

Performance in a downturn

We're meeting the challenge by aligning our business with market realities, focusing on cash generation and investing for the future.

Generating cash

+$176M
in free cash flow
+70%
in free cash flow over 2008

We fiercely managed cash in 2009, generating 70 percent year-over-year growth in free cash flow. Strong cash flow enabled HNI to strengthen the balance sheet and continue to pay a strong dividend to shareholders.

Reducing costs and debt

–$120M
in reduced debt
–$150M
in reduced costs

We continued to aggressively reduce our costs, aligning the business with current market realities. At the same time, we applied cash to significantly reduce corporate debt, positioning HNI for strong profitable growth in the future.

Investing in new products

63
new products in 2009

We continued to introduce new products in 2009, another record, reflecting our focus on building HNI brands and gaining market share through product leadership, innovation and quality.

Bringing our brands to life


Allsteel Stride®


HBF Salon Series


HON Mirus™


Gunlocke Silea®

Allsteel®

Allsteel designs, builds and delivers relevant innovation in workplace furniture.

HON®

Inspired by practicality, offering a full line of high-quality solutions serving the small and medium-sized workplace.

Gunlocke®

An industry leader in the design, manufacture and marketing of premium wood office furniture.

PAOLI™

A leading provider of high-quality and well-priced wood office furniture for mid-tier customers.

LAMEX®

China's leading manufacturer and marketer of a full range of office furniture solutions.

maxon®

Office furniture systems with planning and design technologies for mid-sized businesses.

HBF®

Award-winning design and superior craftsmanship in wood office furniture and fabrics created for demanding clients worldwide.


Harman Pellet Stove


Heatilator 6000CLX Direct Vent Gas


Heat & Glo Edge 60

Innovation, style and value


Heat & Glo Solaris™


HNI


FIRESIDE
HEARTH&HOME®

America's largest network of hearth product and service outlets for consumers and homebuilders.


heatilator®

The number-one preferred fireplace brand among homebuilders since 1927.


HEAT&GLO®

The innovation and design leader in gas hearth systems -- the industry's most award-winning brand.


QUADRA-FIRE®

Renowned for performance, durability and control in wood, pellet and gas fueled hearth products.


HARMAN™

The hearth industry's foremost producer of precision quality-crafted wood and pellet stoves.

Consolidated Statements of Income

(Amounts in thousands, except for per share data) For the years	**2009**	2008	2007
Net sales	**$1,656,289**	$2,477,587	$2,570,472
Cost of products sold	**1,085,508**	1,648,975	1,664,697
Gross profit	**570,781**	828,612	905,775
Selling and administrative expenses	**526,346**	717,870	702,329
Restructuring related and impairment charges	**40,443**	25,859	9,788
Operating income	**3,992**	84,883	193,658
Interest income	**415**	1,172	1,229
Interest expense	**12,080**	16,865	18,161
Income (loss) from continuing operations before tax	**(7,673)**	69,190	176,726
Income taxes	**(1,414)**	23,583	57,280
Income (loss) from continuing operations, less applicable income taxes	**(6,259)**	45,607	119,446
Discontinued operations, less applicable income taxes	**–**	–	514
Net income (loss)	**(6,259)**	45,607	119,960
Less: Net income attributable to the noncontrolling interest	**183**	157	(418)
Net income (loss) attributable to Parent Company	**$ (6,442)**	$ 45,450	$ 120,378
Income (loss) from continuing operations attributable to Parent Company per common share – basic	**$ (0.14)**	$ 1.03	$ 2.57
Discontinued operations attributable to Parent Company per common share – basic	**–**	–	0.01
Net income (loss) attributable to Parent Company per common share – basic	**$ (0.14)**	$ 1.03	$ 2.58
Weighted average shares outstanding – basic	**44,888,809**	44,309,765	46,684,774
Net income (loss) attributable to Parent Company per common share – diluted	**$ (0.14)**	$ 1.02	$ 2.55
Discontinued operations attributable to Parent Company per common share – diluted	**–**	–	0.02
Net income (loss) attributable to Parent Company per common share – diluted	**$ (0.14)**	$ 1.02	$ 2.57
Weighted average shares outstanding – diluted	**44,888,809**	44,433,945	46,925,161

Consolidated Balance Sheets

(Amounts in thousands of dollars and shares except par value) As of year-end	**2009**	2008	2007
Assets			
Current Assets			
Cash and cash equivalents	**$ 87,374**	$ 39,538	$ 33,881
Short-term investments	**5,994**	9,750	9,900
Receivables, net	**163,732**	238,327	288,777
Inventories	**65,144**	84,290	108,541
Deferred income taxes	**20,299**	16,313	17,828
Prepaid expenses and other current assets	**17,728**	29,623	30,145
Total Current Assets	**360,271**	417,841	489,072
Property, plant, and equipment	**260,102**	315,606	305,431
Goodwill	**261,114**	268,392	256,834
Other assets	**112,839**	163,790	155,639
Total Assets	**$994,326**	$1,165,629	$1,206,976
Liabilities and Shareholders' Equity			
Current Liabilities			
Accounts payable and accrued expenses	**$299,718**	$ 313,431	$ 367,320
Note payable and current maturities of long-term debt and capital lease obligations	**39**	54,494	14,715
Current maturities of other long-term obligations	**385**	5,700	2,426
Total Current Liabilities	**300,142**	373,625	384,461
Long-term debt	**200,000**	267,300	280,315
Capital lease obligations	**–**	43	776
Other long-term liabilities	**50,332**	50,399	55,843
Deferred income taxes	**24,227**	25,271	26,672
Commitments and contingencies			
Shareholders' Equity			
Preferred stock – $1 par value	**–**	–	–
Authorized: 2,000			
Issued: None			
Common stock – $1 par value	**45,093**	44,324	44,835
Authorized: 200,000			
Issued and outstanding: 2009 – 45,093; 2008 – 44,324; 2007 – 44,835			
Additional paid-in capital	**19,695**	6,037	3,152
Retained earnings	**355,270**	400,379	410,075
Accumulated other comprehensive income	**(774)**	(1,907)	846
Total Parent Company Shareholders' Equity	**419,284**	448,833	458,908
Noncontrolling interest	**341**	158	1
Total Equity	**419,625**	448,991	458,909
Total Liabilities and Equity	**$994,326**	$1,165,629	$1,206,976

Consolidated Statements of Cash Flows

(Amounts in thousands) For the years	**2009**	2008	2007
Net Cash Flows From (To) Operating Activities:			
Net income (loss)	**$ (6,259)**	$ 45,607	$ 119,960
Noncash items included in net income:			
Depreciation and amortization	**74,867**	70,155	68,173
Other post-retirement and post-employment benefits	**1,849**	1,509	2,132
Stock-based compensation	**3,830**	1,616	3,603
Excess tax benefits from stock compensation	**(8)**	(11)	(808)
Deferred income taxes	**(5,844)**	2,600	(4,935)
Net loss on sales, retirements and impairments of long-lived assets and intangibles	**26,025**	22,691	1,662
Stock issued to retirement plan	**6,565**	6,592	6,611
Other – net	**2,338**	(4,065)	(744)
Changes in working capital, excluding acquisition and disposition:			
Receivables	**74,593**	58,570	39,941
Inventories	**19,146**	31,842	20,380
Prepaid expenses and other current assets	**9,317**	306	2,264
Accounts payable and accrued expenses	**(14,313)**	(59,145)	30,944
Income taxes	**8,514**	(1,255)	1,169
Increase (decrease) in other liabilities	**(7,415)**	(2,643)	835
Net cash flows from (to) operating activities	**193,205**	174,369	291,187
Net Cash Flows From (To) Investing Activities:			
Capital expenditures	**(16,017)**	(70,083)	(58,568)
Proceeds from sale of property, plant and equipment	**6,733**	6,191	12,145
Capitalized software	**(1,537)**	(1,413)	(346)
Acquisition spending, net of cash acquired	**(500)**	(75,479)	(41,696)
Short-term investments – net	**–**	(250)	–
Purchase of long-term investments	**(9,710)**	(10,650)	(24,427)
Sales or maturities of long-term investments	**33,872**	20,158	20,576
Other – net	**440**	–	294
Net cash flows from (to) investing activities	**13,281**	(131,526)	(92,022)
Net Cash Flows From (To) Financing Activities:			
Purchase of HNI Corporation common stock	**–**	(28,553)	(147,675)
Proceeds from long-term debt	**97,000**	359,500	289,503
Payments of note and long-term debt and other financing	**(219,884)**	(334,200)	(309,297)
Proceeds from sale of HNI Corporation common stock	**2,893**	4,151	9,708
Excess tax benefits from stock compensation	**8**	11	808
Dividends paid	**(38,667)**	(38,095)	(36,408)
Net cash flows from (to) financing activities	**(158,650)**	(37,186)	(193,361)
Net increase (decrease) in cash and cash equivalents	**47,836**	5,657	5,804
Cash and cash equivalents at beginning of year	**39,538**	33,881	28,077
Cash and cash equivalents at end of year	**$ 87,374**	$ 39,538	$ 33,881
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest	**$ 12,316**	$ 17,160	$ 18,213
Income taxes	**$ (4,528)**	$ 22,852	$ 57,128

Our Vision

We, the members of HNI Corporation, are dedicated to creating long-term value for all of our stakeholders, to exceeding our customers' expectations and to making our company a great place to work. We will always treat each other, as well as customers, suppliers, shareholders and our communities, with fairness and respect. Our success depends upon business simplification, rapid continuous improvement and innovation in everything we do, individual and collective integrity, and the relentless pursuit of the following long-standing beliefs:

We will be profitable.

We pursue mutually profitable relationships with customers and suppliers. Only when our company achieves an adequate profit can the other elements of this Vision be realized.

We will create long-term value for shareholders.

We create long-term value for shareholders by earning financial returns significantly greater than our cost of capital and pursuing profitable growth opportunities. We will safeguard our shareholders' equity by maintaining a strong balance sheet to allow flexibility in responding to a continuously changing market and business environment.

We will pursue profitable growth.

We pursue profitable growth on a global basis in order to provide continued job opportunities for members and financial success for all stakeholders.

We will be a supplier of quality products and services.

We provide reliable products and services of high quality and brand value to our end-users. Our products and services exceed our customers' expectations and enable our distributors and our company to make a fair profit.

We will be a great place to work.

We pursue a participative environment and support a culture that encourages and recognizes excellence, active involvement, ongoing learning and contributions of each member; that seeks out and values diversity; and that attracts and retains the most capable people who work safely, are motivated and are devoted to making our company and our members successful.

We will be a responsible corporate citizen.

We conduct our business in a way that sustains the well-being of society, our environment and the economy in which we live and work. We follow ethical and legal business practices. Our company supports our volunteer efforts and provides charitable contributions so that we can actively participate in the civic, cultural, educational, environmental and governmental affairs of our society.

To our stakeholders:

When our company is appreciated by its members, favored by its customers, supported by its suppliers, respected by the public and admired by its shareholders, this Vision is fulfilled.

A Message from the Board of Directors

DEAR SHAREHOLDERS:

During these unprecedented and difficult economic times, the principles of the HNI Vision (shown on page 11) are as important as ever. These principles are creating long-term shareholder value, pursuing profitable growth, delivering quality in all we do, being a great place to work, and being a responsible corporate citizen.

As members of the Board of Directors, our role is to do our utmost to ensure realization of the HNI Vision. We do this by supporting HNI Corporation's sound policies and practices, clear and open communications, and sound and straightforward financial management.

An active, informed, independent and involved Board is essential to ensure HNI's integrity, transparency and long-term growth. Each of us strives for this standard.

We are proud to serve on your Board of Directors. We are committed to ensuring the highest standards of ethics and corporate governance in all we do. We thank you for your continued support in these very challenging times.

Sincerely,
THE HNI CORPORATION BOARD OF DIRECTORS

BOARD OF DIRECTORS

Stan A. Askren
Chairman, President and Chief Executive Officer, HNI Corporation

Mary H. Bell
Vice President, Building Construction Products Division, Caterpillar Inc.

Miguel M. Calado
Director and Chief Financial Officer, Hovione SA

Gary M. Christensen
Executive Advisor Partner, Wind Point Partners

Cheryl A. Francis
Co-Chairman, Corporate Leadership Center

John A. Halbrook
Retired Chairman and Chief Executive Officer, Woodward Governor Company

James R. Jenkins
Senior Vice President and General Counsel, Deere & Company

Dennis J. Martin
Independent Business Consultant
Retired Chairman, President and Chief Executive Officer, General Binding Corporation

Larry B. Porcellato
Chief Executive Officer, The Homax Group, Inc.

Abbie J. Smith
Chaired Professor, University of Chicago Booth School of Business

Brian E. Stern
Lead Director, HNI Corporation
Director, Starboard Capital Partners, LLC

Ronald V. Waters, III
Director, President and Chief Executive Officer, LoJack Corporation

COMMITTEES OF THE BOARD

Audit
Miguel M. Calado, Chairperson

James R. Jenkins
Ronald V. Waters, III

Human Resources and Compensation
Abbie J. Smith, Chairperson

Cheryl A. Francis
John A. Halbrook
Brian E. Stern

Public Policy and Corporate Governance
Dennis J. Martin, Chairperson

Mary H. Bell
Gary M. Christensen
Larry B. Porcellato

Investor Information

Fiscal 2010 Quarter-End Dates

1st Quarter: Saturday, April 3
2nd Quarter: Saturday, July 3
3rd Quarter: Saturday, October 2
4th Quarter: Saturday, January 1

Annual Meeting

The Corporation's annual shareholders' meeting will be held at 10:30 a.m. on Tuesday, May 11, 2010, at the Holiday Inn, 2915 North Highway 61, Muscatine, Iowa. Shareholders and other interested investors are encouraged to attend the meeting.

Form 10-K Report

All financial information, including the Corporation's annual report on Form 10-K, can be accessed on the Corporation's website at *www.hnicorp.com.*

Investor Relations

HNI Corporation
408 East Second Street
P.O. Box 1109
Muscatine, IA 52761-0071
Telephone: 563.272.7400
Fax: 563.272.7655
Email: investorrelations@hnicorp.com

Corporate Headquarters

HNI Corporation
408 East Second Street
P.O. Box 1109
Muscatine, IA 52761-0071
Telephone: 563.272.7400
Fax: 563.272.7114

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
One North Wacker Drive
Chicago, IL 60606

Common Stock

HNI Corporation common stock trades on the New York Stock Exchange (NYSE) under the symbol: HNI.

Transfer Agent

Shareholders may report a change of address or make inquiries by writing or calling:

Wells Fargo Shareowner Services
161 North Concord Exchange
South Saint Paul, MN 55075
Telephone: 800.468.9716

Management Certifications

On June 8, 2009, the Corporation submitted to the NYSE, the Annual CEO Certification required by Section 303A.12(a) of the NYSE Listed Company Manual certifying the Corporation's CEO is not aware of any violation by the Corporation of NYSE corporate governance listing standards. The Corporation also filed with the Securities and Exchange Commission the CEO/CFO Certifications regarding the quality of the Corporation's public disclosure required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1, 31.2, and 32.1 to the Corporation's annual report on Form 10-K for the fiscal year ended January 2, 2010.

HNI CORPORATION OFFICERS

Stan A. Askren
Chairman, President and Chief Executive Officer

Steven M. Bradford
Vice President, General Counsel and Secretary

Gary L. Carlson
Vice President, Member and Community Relations

Tamara S. Feldman
Vice President, Financial Reporting

Douglas L. Jones
Vice President and Chief Information Officer

Kelly J. McGriff
Treasurer and Vice President, Investor Relations

Alan R. Moorhead
Vice President, Internal Audit

Jean M. Reynolds
Vice President, Corporate Marketing and e-Business

Kurt A. Tjaden
Vice President and Chief Financial Officer

OPERATING COMPANIES

Timothy J. Anderson
President, Omni Workspace Company

Charles C. Bell
President, Hickory Business Furniture, LLC

Redus W. Brooks
President, Maxon Furniture Inc.

Peter Chu
President, Lamex

Bradley D. Determan
Executive Vice President, HNI Corporation
President, Hearth & Home Technologies Inc.

Jerald K. Dittmer
Executive Vice President, HNI Corporation
President, The HON Company

Jeffery D. Lorenger
Executive Vice President, HNI Corporation
President, Allsteel Inc.

Donald T. Mead
President, The Gunlocke Company L.L.C.

Marco V. Molinari
Executive Vice President, HNI Corporation
President, HNI International Inc.

Brandon Sieben
President, Paoli Inc.



HNI Corporation
408 East Second Street
Muscatine, Iowa 52761
www.hnicorp.com